SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 31, 2006

British Telecommunications plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

Enclosure: British Telecommunications plc – Annual Report and Form 20-F 2006

British Telecommunications plc

Annual Report
and Form 20-F
2006

As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Our principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. In the UK, we serve around 20 million business and residential customers, as well as providing network services to other operators.

CONTENTS
2	Business review
11	Financial review
23	Report of the directors
25	Statement of directors’ responsibility
26	Report of the independent auditors
27	Consolidated financial statements
83	Financial statements for British Telecommunications plc
103	Subsidiary undertakings and associate
104	Additional information for shareholders
108	Cross reference to Form 20-F

This is the annual report for the year ended 31 March 2006. It complies with UK regulations and is the annual report on Form 20-F for the US Securities and Exchange Commission to meet US regulations. In this annual report, references to “BT”, “BT plc”, “the group”, “the company”, “we” or “our” are to British Telecommunications plc and its subsidiaries and lines of business, or any of them as the context may require.
     References to the “financial year” are to the year ended 31 March of each year, eg the “2006 financial year” refers to the year ended 31 March 2006. Unless otherwise stated, all non-financial statistics are at 31 March 2006.
     Please see cautionary statement regarding forward-looking statements on page 104.
     For the purposes of US reporting requirements applicable to first time adopters of IFRS, BT hereby incorporates by reference from its Annual report on Form 20-F for 2005, the discussion of the 2005 financial year on pages 11 to 22 in the Financial review section thereof and the Financial statements and supporting notes on pages 27 to 82 thereof.
     A number of measures quoted in this Annual Report are ‘non GAAP’ measures. The directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way financial performance is measured by management. These include EBITDA and profit before specific items, net debt and free cash flow. The rationale for using non GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 11, 27 and 45.

British Telecommunications plc Annual Report and Form 20-F 2006 1

BUSINESS REVIEW

Introduction
British Telecommunications plc is a wholly owned subsidiary of BT Group plc and is BT Group plc’s principal trading subsidiary.
     BT Group plc is the listed holding company for an integrated group of businesses that provide communications solutions and services in the UK and elsewhere in Europe, the Americas and the Asia Pacific Region. British Telecommunications plc holds virtually all businesses and assets of the BT group.
     Our vision is for BT to be dedicated to helping customers thrive in a changing world. Our mission is to be the leader in delivering converged networked services.
     We are committed to increasing shareholder value by transforming the customer experience through service excellence, by the effective management of our powerful brand, and by leveraging our largescale networks and our existing customer base. We aim to find new and mutually-rewarding ways of engaging with around 20 million customers, to capitalise on the possibilities of convergence, to offer global reach combined with the service values associated with local delivery, and to continue to provide innovative services and solutions.
     Our principal activities include networked IT services; local, national and international telecommunications services; and broadband and internet products and services.
     BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.
     Openreach was established on 21 January 2006 in response to Ofcom’s strategic review of telecommunications. It operates the physical (as opposed to the electronic) assets of the local access and backhaul networks and provides the services which use these networks to communications providers, both internally and externally.
     For financial reporting purposes Openreach remained part of BT Wholesale until the end of the 2006 financial year. It will be reported as a separate line of business in the 2007 financial year.
     Openreach, BT Retail and BT Wholesale operate almost entirely within the UK in the residential and business markets, supplying a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.
     BT Global Services addresses the networked IT services needs of multi-site organisations both in the UK and internationally.

Group strategy
Our strategy is to:
•	pursue profitable growth in new wave markets
•	maximise the return from our traditional business
•	transform our networks, systems and services for the twenty-first century
•	create long-term partnerships with our customers.
     The successful delivery of this strategy depends on the commitment of all BT people and our continued ability to manage their development and reward them.

Pursue profitable growth in new wave markets
In the 2006 financial year, 32% of our revenue was from new wave activities – networked IT services, broadband and mobility.

Build on our networked IT services capability
Our strategy in the networked IT services market is to reinforce BT’s position as a global player capable of competing with the world’s best in selected markets. Our portfolio of services includes IP infrastructure, CRM (customer relationship management), security, applications, managed mobility, hosting and outsourcing.
     In recent years, we have developed a track record of winning and delivering complex, large-scale networked IT services contracts for large business customers and other organisations (including the public and government sectors) around the world. We have shown that we have the experience and expertise to help our customers succeed in a world in which business applications are increasingly being networked and networks are seen as increasingly vital to productivity and competitive advantage.
     In the 2006 financial year, we secured networked IT services orders in the UK and internationally worth £5.4 billion, including a number of major contracts.
     Networked IT services revenue for the 2006 financial year was £4,065 million, a rise of 33% on the 2005 financial year.

Deliver on broadband
In the 2006 financial year, we continued our drive to enhance the awareness, availability and attractiveness of broadband. As at 31 March 2006, in the highly competitive retail market, our market share of consumer and business DSL (digital subscriber line) and LLU (local loop unbundling) broadband connections in the UK was 33% (2.6 million connections).
     In early April 2005, we reached our target of five million broadband lines one year ahead of schedule. At 31 March 2006, we had 7.9 million lines, including those provided via BT Retail and LLU. In total, 5,501 exchanges had been upgraded by 31 March 2006, making broadband available to 99.7% of the UK’s homes and businesses.
     As a demonstration of our commitment to delivering higher speed broadband to UK consumers, 59% of wholesale broadband lines were 2Mbit/s at 31 March 2006, compared with 17% a year earlier.
     Having conducted trials of broadband speeds of up to 8Mbit/s in association with a number of service providers, we launched BT ADSL (asymmetric digital subscriber line) Max and BT ADSL Max Premium broadband services nationally with effect from 31 March 2006.
     Although the broadband speed that can be supported on an individual line is governed by a wide range of physical factors, our trials suggest that 78% of BT phone lines should support rates of at least 4Mbit/s. In addition, we have enhanced broadband line stability to ensure that customers can run more bandwidth-hungry applications, including video, gaming and music downloads, at the same time as sending/receiving e-mails and surfing the internet.
     We offer a family of broadband packages designed to meet the diverse needs of our customers, simply and cost effectively in a highly competitive market. In October 2005, in partnership with Yahoo!, we simplified our broadband packages into four options, each of which offers new and existing customers a premium Yahoo! broadband experience, enhanced security features and the option of cheap internet telephony.
     We are helping to define next-generation television – which is being made possible by the convergence of digital broadcast TV and broadband technology. During the 2006 financial year, we put in place a number of the key building blocks designed to enable us to launch the BT Vision broadband TV service in autumn 2006. Microsoft will help to provide the software platform over which BT Vision will run and the set top boxes will be provided by Philips, Europe’s largest electronics company.
     We are also playing a lead role in the development of internet telephony or VoIP (voice over IP). International calls

2 British Telecommunications plc Annual Report and Form 20-F 2006	Business review

made with BT Communicator – which enables customers to make voice calls over the internet using a PC or laptop – are proving cheaper than those offered by many other suppliers. BT Communicator comes with Yahoo! Messenger which provides access to a range of features including instant messaging, e-mails and texts. BT Broadband Talk enables customers to make and receive broadband calls using an ordinary phone. We aim to introduce an enhanced VoIP offering, featuring high-definition sound quality, in June 2006.
     Broadband is increasingly critical to the success of small and medium businesses and BT Business Broadband remained the leading internet service provider for SMEs in the UK. At the end of the 2006 financial year, we had 453,000 BT Business Broadband customers.
     We recognise that businesses need solutions that combine fast and reliable access with superior support and a range of business applications and services. Many of these customers opt for such value-added services as the Internet Security Pack and the Internet Business Pack.
     In October 2005, as part of our drive to encourage broadband take up in the SME market, we launched our most comprehensive broadband package for business to date, offering reduced prices, increased value and higher levels of support than were previously available, including support for LAN (local area network) and IT equipment that customers connect to their broadband line.

Create convergent mobility solutions
In a convergent world, individuals and businesses increasingly need to connect and communicate whenever and wherever they happen to be, using whatever devices they choose.
     BT is both an MVNO (mobile virtual network operator) and a service provider in the business and consumer mobility markets. At 31 March 2006, BT Mobile had over 340,000 GSM and BT Fusion business and consumer connections.
     BT Openzone is one of the leading providers of Wi-Fi services in the UK and Ireland. We operate our own network of high-quality sites and offer more wholesale and roaming connections than any other UK Wi-Fi network operator.
     We have already built BT Openzone networks in Westminster and Cardiff and we have announced our intention to Wi-Fi enable a further ten cities by the end of the 2007 financial year.
     At 31 March 2006, our BT Openzone customers had access to around 8,400 hotspots throughout the UK and Ireland and more than 30,000 globally.
     Revenue in the mobility market in the 2006 financial year was £292 million, an increase of 42% on the 2005 financial year.
     In the consumer mobility market our strategy is to build a foundation for the delivery of fixed/mobile convergent solutions.
     BT Fusion (launched in June 2005) is the world’s first intelligent mobile service that switches calls to a BT broadband line when the user is at home, offering customers the convenience of mobile in combination with the cost and quality advantages of a fixed-line phone. BT Fusion brings with it a range of mobile services including text and picture messaging. Users can connect PCs, laptops, games consoles, printers and broadband wirelessly via the BT Hub that comes with BT Fusion. At 31 March 2006, there were 24,000 consumer BT Fusion connections.
     Our strategy is to integrate traditional fixed, mobile and IP services to offer a single communications solution to our customers – both through commercial packaging and through the exploitation of technological convergence.
     In addition, we provide a range of managed mobile services to UK and global customers who either outsource their mobile communications entirely or rely on BT to provide specific managed services.
     During the 2006 financial year, we launched a number of new services designed to integrate customers’ fixed and mobile communications services.
     In the 2006 financial year, we saw continued growth in the UK wholesale mobile arena – increasing the volume and value of wireless-originated traffic over our network.
     In February 2006, we announced that Virgin Mobile will be the first operator to sign up to the BT Movio broadcast digital TV and radio service, making it the first mobile operator in Europe to offer its customers digital TV and radio content on a mobile device using broadcast technology.
     We have also developed a strategic relationship with Microsoft to enable a secure and efficient environment for delivering broadcast services on a mobile handset. Microsoft’s Windows Media technologies will enable BT Movio to deliver high-quality audio and video content over a DAB (digital audio broadcast) network using minimal bandwidth. The BT Movio service also incorporates Windows Media DRM (digital rights management) technology to ensure secure delivery of premium video and music content.
     BT Movio is the first wholesale mobile broadcast TV offering of its kind in Europe and we plan to make it available to all mobile operators in the UK.

Maximise the return from our traditional business
We face continued challenges in our traditional markets as a result of regulatory intervention, competition and a shift in our customers’ buying patterns, as we provide them with higher-specification, high-value, new wave products.
     Total fixed-to-fixed voice call minutes in the UK market as a whole declined by 3% in the 2006 financial year. This was driven by customers making use of alternatives such as mobile calls, e-mail, instant messaging, corporate IPVPNs (internet protocol virtual private networks) and VoIP, continuing the trends of recent years.
     However, the call minutes measure is becoming less important to BT as customers increasingly opt to sign up for pricing packages and take other non-PSTN (public switched telephone network) services.

Traditional services for consumers
We continued to develop the services we have traditionally offered in order to make them more attractive to consumers. Examples included:
•	at 31 March 2006, more than two million customers had signed up for BT Together Options 2 and 3 and 67% of consumer call revenue was under contract
•
at 31 March 2006, 3.7 million customers had signed up for BT Privacy, a caller display service which enables customers to preview incoming call numbers and filter out unwanted calls. All BT Privacy customers are automatically added to the Telephone Preference Service register which filters out most unsolicited marketing calls

•
between January and April 2006, actor Tom Baker was the voice of BT Text, the text-to-speech service that enables users to send and receive texts on their home landline phones. BT Text volumes increased by 94% in the 2006 financial year. At 31 March 2006, 268,000 BT customers were registered on the service and around 1.2 million text messages were being sent to landlines every week

Business review	British Telecommunications plc Annual Report and Form 20-F 2006 3

Transforming our costs
We remain focused on financial discipline and on delivering efficiency programmes that will generate sustainable cost savings.
     We continue to benchmark ourselves against the best in the industry and aim to achieve savings of at least £400 million in each of the next three years. In the 2006 financial year, efficiency programmes delivered savings of over £400 million, enabling us to invest in growing our new wave activities.
     A key area of focus has been enhancing the ways in which customers can deal with BT, simultaneously saving costs and improving customer service. Programmes have targeted the cost of failure by, for example, minimising the number of times a customer call is transferred before resolution and reducing the amount of call waiting time through better call routing.
     The number of transactions via bt.com grew by 28% in the 2006 financial year, and we now have approximately 2.3 million customers receiving e-bills – half a million of whom do not receive a paper bill.
     A number of other programmes are underway, including structural changes in our network management and planning divisions. Some of these are related to our 21CN initiative and will, we believe, help achieve the significant reduction in operational and capital expenditure that we expect from this programme in the next few years.

Transform our networks, systems and services for the twenty-first century
BT has the most comprehensive communications network in the UK, with around 5,600 exchanges, 680 local and 103 trunk processor units, more than 121 million kilometres of copper wire and more than eight million kilometres of optical fibre, and the most extensive IP backbone network in the UK. The network services we provide include frame relay, ATM (asynchronous transfer mode) and IPVPN.
     We have one of the broadest IP-enabled networks in Europe and our network-based services extend to and across North and South America and the Asia Pacific region.
     As at 31 March 2006, our flagship MPLS network service provided coverage and support to over 90 countries from more than 1,200 points of presence. Our MPLS revenue grew by 34% during the 2006 financial year, exceeding £400 million.
     Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week.
     We believe that our twenty-first century network (21CN) programme is the most ambitious business transformation programme in the global telecommunications industry today and one of the largest ever investments by a private company in the UK’s infrastructure.
     An end-to-end, next-generation IP network, 21CN is designed to consolidate BT’s complex network and systems infrastructure to ensure that the delivery of the next generation of converged services is fast, efficient and highly cost-effective. In the 2006 financial year, for example, we developed the first new 21CN services based on re-usable capabilities. Rather than being product-specific, re-usable capabilities form the basis for a range of products and applications, enhancing the customer experience by reducing product development and launch times and proving more cost effective for BT.
     21CN will mean the ability to customise, personalise and change in real time services based on the convergence of voice, mobility, video, data and content. Ultimately, it is expected to support the introduction of many more new services than are currently available, offering greater customer choice.
     Corporate and public sector customers will be able to work more efficiently with suppliers, structure their internal processes, enhance customer service and drive down costs by deploying integrated networked IT solutions across their entire supply chains.

Create long-term partnerships with our customers
We believe that our relationships with our customers are key in a market going through major transformation. Understanding customers’ needs and responding to them flexibly, comprehensively and with insight is critical in helping to differentiate us from our competitors. That is why we aim to put the customer at the heart of everything we do – strengthening that relationship and building trust and delivering what we promise. This will encourage customers to move from short-term contracts based on individual transactions, to longer-term arrangements under which they sign up for packages of services.
     Keeping a relentless focus on improving customer satisfaction is also key to these long-term partnerships.
     In the 2006 financial year, our aim was to increase the number of customers who are ‘very satisfied’ and ‘extremely satisfied’ with the service they receive from BT by 5%, while ensuring that we maintained the reductions achieved in previous years in levels of customer dissatisfaction.
     For the 2006 financial year, the average score for customers ‘very satisfied’ and ‘extremely satisfied’ was 3% higher than in the 2005 financial year, although the customer dissatisfaction score was slightly worse than in the 2005 financial year.
     The 2006 financial year was particularly challenging for the delivery of customer satisfaction because many of our new wave products and services require complex customer interactions. During the year, we recruited a further 900 engineers to ensure that we could meet customer demand.

Regulation, competition and prices
BT operates in an increasingly competitive and dynamic commercial environment, both in the UK and around the world. The 2006 financial year saw the most significant change to the UK regulatory regime since BT was privatised when, in response to Ofcom’s strategic review of telecommunications, we proposed a number of legally-binding Undertakings under the Enterprise Act 2002 (the Enterprise Act). These Undertakings were accepted by Ofcom and came into force in September 2005.
     The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry, leading to regulation being focused on the deepest point in the network at which competition is feasible, and rolled back elsewhere.
     This is mainly being achieved through the creation of a new Openreach line of business to manage our access and backhaul networks and their associated portfolio of Openreach products and services. Apart from any exceptions agreed with Ofcom, these products and services are to be made available in exactly the same way to all communications providers who wish to use them – including BT itself – under the same timescales, terms and conditions – including price – and using the same processes, with the same information available to all.
     By offering services equivalently, BT anticipates deregulation and the benefits this will bring to consumers and others in the marketplace as part of enhancing the competitive process.

Regulation in the UK
Our policy is to comply fully with the regulatory framework in which we operate. For example, we are committed to meeting

4 British Telecommunications plc Annual Report and Form 20-F 2006	Business review

the obligations imposed under the Communications Act 2003 (the Communications Act) and BT’s Undertakings to Ofcom under the Enterprise Act, and complying with generally applicable legislation such as the Competition Act 1998 (the Competition Act), while competing fairly and vigorously within the rules.
     We continue to work closely with compliance professionals in the telecommunications and other regulated industries in the UK and the EU (European Union) to establish best practice. We publish an annual compliance report (which does not form part of this report) at http://www.btplc.com/Societyandenvironment/index.htm

Ofcom
The Office of Communications (Ofcom) was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire communications market. Its functions were defined by the Communications Act In carrying out its functions, its principal duty is to further the interests of citizens in relation to communications matters, and secondly to further the interests of consumers in relevant markets, where appropriate by promoting competition. In performing its duties, it must have regard to a number of matters, including the desirability of promoting competition and the use of effective self-regulation, encouraging investment and innovation, and encouraging the availability and use of high-speed data services (including broadband).
     Regulation takes the form of sets of conditions, mostly laid down by Ofcom, and directions made by it under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers which are designated to have the USO (universal service obligation) or, following a review of the relevant markets, are found to have SMP (significant market power). Other general obligations are set out in the Communications Act.

Conditions applying to BT specifically
Universal service obligation conditions
BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider.
     The services covered by the USO are defined in an order issued by the Secretary of State for Trade and Industry. Our primary obligation is to provide a single narrowband connection to the fixed telephone network which, in addition to voice services, must support functional internet access, to anyone who reasonably requests it. Additional conditions relate to issues such as schemes for consumers with special social needs, and the provision of public payphone services.
     Ofcom intends to review the cost and benefit of the USO in 2007 and if it considers the net cost of the USO to be an undue burden, it could look at alternative ways of funding it.

Significant market power conditions
Ofcom is required by the European Commission to define, analyse and regularly review markets, and to determine whether any communications provider has SMP, which is aligned with the competition law concept of dominance. Economic regulation can only be imposed following a market review and a finding of SMP.
     Where Ofcom finds that a provider has SMP in a market, it must impose such additional SMP conditions as it considers appropriate, as specified in the Communications Act. These may include obligations to meet reasonable requests to supply certain services to other communications providers, not to discriminate unduly and to notify price changes and obligations relating to regulatory accounting. In some cases, extra obligations such as price controls have also been imposed.
     Following a number of market reviews by Ofcom, BT has been deemed to have SMP in certain fixed telecommunications markets, including the markets for fixed narrowband retail services, fixed narrowband wholesale exchange lines, call origination and conveyance, wholesale broadband access and wholesale local access.

BT’s Undertakings under the Enterprise Act
The key Undertakings given by BT are to:
•
establish a new access services division to operate BT’s local access and backhaul networks, and to provide services over those networks to the UK communications industry on the basis of equivalence – we established Openreach for this purpose on 21 January 2006

•	deliver equivalence of input for key wholesale products, and increased transparency for others
•	introduce new rules on access to, and sharing of, certain restricted information – in particular the commercial information of Openreach and BT Wholesale
•	restrict the exercise of influence by other parts of BT on the commercial policy of both Openreach and parts of BT Wholesale
•	ensure fair access and migration to BT’s next-generation network – 21CN – for other communications providers
•	publish and make available to all BT people a code of practice explaining what they must do to comply with the Undertakings
•	create an Equality of Access Board (EAB) to monitor, report and advise on BT’s compliance with the Undertakings and the code of practice. The EAB was established on 1 November 2005.
     The Undertakings include a number of things to be achieved by specified dates. As at 31 March 2006, we had achieved all the milestones required by that date, and we are working hard to ensure future milestones are achieved.
     In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts. However, the Undertakings set out a process for Ofcom to issue a direction, which we would normally expect it to do rather than instigate court proceedings. A third party who suffers loss from the breach may take action in the courts against BT for damages. Whether or not it took enforcement action, Ofcom would be able to refer BT to the Competition Commission.

Competition
Competition and the UK economy
The growth of mobile telephony over the past decade has been a major factor in shaping the UK’s telecommunications landscape. Mobile now accounts for around 30% of total UK voice minutes. BT’s share of the UK voice market, including mobile, is estimated to have fallen by about 3% in the 2006 financial year to approximately 37%. The mobile and fixed-line markets are currently treated as separate and regulated differently.
     We anticipate that competition in the UK fixed telecommunications market will intensify as a result of the Undertakings as services are provided equivalently and the take-up of Openreach products increases.
     BT’s share of the residential fixed-voice calls market declined to an estimated 58% for the 2006 financial year, compared with estimates of 64% and 70% for the 2005 and 2004

Business review	British Telecommunications plc Annual Report and Form 20-F 2006 5

financial years respectively. CPS (carrier pre-selection) has been one of the contributors to the loss of share in the fixed-voice market.
     We estimate that BT had 41% of the market for business fixed-voice calls in the 2006 financial year, compared with estimates of 42% and 44% in the 2005 and 2004 financial years respectively.
     We also estimate that BT supplied around 74% of exchange lines in the UK at the end of the 2006 financial year, compared with 79% and 82% in the 2005 and 2004 financial years respectively, with cable operators being the primary alternative providers.
     Current and future wholesale line rental arrangements will enable BT’s fixed-line customers to move PSTN lines to other operators which are expected to be the source of more competition in the future.
     Since 2000, we have been required to provide LLU (local loop unbundling) which enables other operators to use the lines connecting BT’s local exchanges to our customers, and to install equipment in our exchanges.
There are two types of unbundled line:
•	a fully unbundled line gives other operators the exclusive use of the copper line
•	a shared access line only gives other operators the use of the high-frequency channel used for broadband. The line will also be used by the customer’s fixed-line voice provider.
     Take-up of LLU (a key Openreach product) continued during the 2006 financial year, with the total number of unbundled lines exceeding 350,000 at 31 March 2006. (We anticipate a substantial increase in the number of unbundled lines in the 2007 financial year.) Communications providers benefited from lower prices for both connection and rental resulting from cost studies carried out by Ofcom during the period.

Non-UK regulation
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.

European Union
The degree to which European Commission directives relating to electronic communications have been implemented varies from country to country. Although the general move towards the new regime continues, in some countries this is happening more slowly than, for example, in the UK.
     BT does not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries.
     The European Commission is formally investigating the way the UK Government has set BT’s property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with European Commission Treaty rules on state aid in assessing BT’s rates. BT’s rates were set by the Valuation Office after lengthy discussions based on well established principles in a transparent process. In our view, any allegation of state aid is groundless and we are confident that the Government will demonstrate the fairness of the UK ratings system. A finding against the UK Government could result in BT having to repay any state aid we may be determined to have received.

Rest of the world
The vast majority of the markets in which we operate around the world are regulated, and in most of these we have to meet certain conditions and obtain licences or other authorisations. The degree to which these markets are liberalised varies widely. Our ability to compete fully in some countries is therefore constrained.
     We continue to press incumbent operators and their national regulatory authorities around the world (including the EU) for cost-related access to their networks where appropriate.

Legal proceedings
BT does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunications system) auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.

Property
At 31 March 2006, we occupied approximately 6,500 properties in the UK and approximately 1,500 properties around the world.
     The majority of these UK properties are owned by – and leased back from – the Telereal Group, which is part of the William Pears Group.
     These properties mainly house exchange equipment and are needed as part of our continuing activities. Other, general purpose, properties consist chiefly of offices, depots and computer centres.
     We anticipate that our changing working patterns will continue to reduce property costs.

Corporate reputation and brand strength
BT has a strong, integrated brand that is widely recognised both in the UK and around the world.
     Our brand helps to shape our relationships with all our stakeholders, including shareholders, customers, suppliers and employees. It is vital that they all have a clear understanding of what BT stands for, and that all their interactions with us contribute to a consistently positive image of BT.
     As a vital asset, the BT brand needs to be developed, protected and managed with the same rigour that we bring to other assets, both tangible and intangible. And as the world and the markets in which we operate change, so our brand needs to reflect this, becoming more confident, dynamic and forward looking.
     Towards the end of the 2006 financial year, we completed a thorough review of our brand, as a result of which we developed a new vision and mission.
     Our vision for BT is to be dedicated to helping customers thrive in a changing world.
     Our mission is to be the leader in delivering converged networked services. By ensuring that the services we offer customers are consistently focused on meeting their needs, straightforward and easy to use, we will help those customers succeed in their business and personal lives.

6 British Telecommunications plc Annual Report and Form 20-F 2006	Business review

The review concluded that the BT brand values remained fit for purpose. Consequently, they are unchanged:
•	trustworthy – we do what we say we will
•	helpful – we work as one team
•	inspiring – we create new possibilities
•	straightforward – we make things clear
•	heart – we believe in what we do.
     During the 2007 financial year, we will be delivering a comprehensive communications plan to ensure that all stakeholders understand the implications of our new vision, mission and brand positioning.

Motivating our people and living the BT values
Our commitment to meeting our customers’ needs presents the 104,400 people employed by BT at 31 March 2006 with opportunities to develop innovative solutions, generate new business, drive efficiencies and experience personal growth.
     Our aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves. Only by living our values will we deliver our strategy, keep our promises to our customers, seize new opportunities in new markets and maximise the return from our traditional business.

Motivating leaders
The quality of leadership in BT is key to the successful delivery of our strategy for transformation and growth. We are focused on ensuring that leaders at all levels understand what is expected of them, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers. We have, for example, rigorously defined the capabilities we expect our leaders to exhibit and have introduced a 360 degree feedback tool to help them measure their performance.

Engaging and motivating our people
Our annual employee attitude survey was conducted most recently in February 2006 and attracted a more than 75% response rate (80,000 responses). The survey generates around 5,000 feedback reports for managers and their teams across the business, helping to promote effective team working.
     Employees are kept informed about our business through a wide range of communications channels, including our online news service, bi-monthly newspaper, regular e-mail bulletins and senior management webchats and webcast briefings.
     We have a record of stable industrial relations and enjoy generally constructive relationships with recognised unions in the UK and works’ councils elsewhere in Europe.
     In the UK we recognise two main trade unions – the Communication Workers Union and Connect. We hold regular meetings between management, employees’ trade union representatives and other groups of employees in order to ensure that their views are taken into account in any decisions affecting employees’ interests. We also operate a pan-European works council (the BTECC). Our Chief Executive and other senior executives have regular meetings with the BTECC and other employee representatives.

Rewarding and recognising achievement
We continued to provide our employees with opportunities to acquire a stake in the company. Under the BT Employee Share Investment Plan (ESIP), BT can provide free shares to employees and employees can buy shares in BT from their pre-tax salaries.
     In the 2006 financial year, £22 million was allocated to provide free shares to employees under the ESIP. Employees outside the UK receive a cash payment equivalent to the value of the shares. This allocation of profits was linked to the achievement of corporate performance measures determined by the Board. In addition, employees can buy shares at a discount under our savings-related share option plan.
     More than 98% of eligible employees participate in one or more of these plans.

Pensions
Most of our employees are members of the BT Pension Scheme (a defined benefit scheme) or the BT Retirement Plan (a money purchase scheme), both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of new employees are eligible to join the BT Retirement Plan.

Health and safety
The health and safety of our people is of paramount importance and we are implementing a group-wide initiative to reduce levels of accidents and ill health amongst our workforce. We have reduced the number of accidents leading to absence from work from 8.6 cases in every million working hours in 2001 to 2.8 cases in every million working hours at 31 March 2006. Specific initiatives addressed lifting and working at heights and we continued to enhance our occupational road risk programme.
     In the 2006 financial year, we ran major initiatives on lifestyle change focusing on exercise, diet and giving up smoking.

Learning now and for the future
We believe that people, particularly at the start of their careers, will increasingly want to work for companies that commit to the long-term development of their employees.
     Our successful company-wide re-accreditation to Investors in People in February 2005, first achieved in 1998, demonstrates our continuing commitment to the effective alignment of our communications, training and development with our business strategy.
     We have created a learning governance model to ensure our learning and development objectives and practice align with the key strategic objectives of the businesses. Senior representatives from all parts of BT sit on the Learning Executive Council and senior learning and development representatives form the Learning Council. Both bodies provide strategic and operational guidance for the whole of BT to ensure that all learning and development activity is co-ordinated across all lines of business.
     In March 2006, we upgraded BT Academy, our web-based corporate learning portal, to a new platform and renamed it Route2Learn (R2L). R2L – a group-wide system – is evidence of our continuing investment in lifelong learning and education for all BT people. Providing all BT employees with an extensive range of learning programmes and facilities, it is one of the largest corporate learning management systems in Europe.
     In the 2006 financial year, the BT Academy Learning System delivered over 250,000 online and nearly 38,000 instructor-led course completions.

Embedding flexibility and diversity
The changing nature of the markets in which we operate, our focus on cost leadership and our investment in new services have impacted the shape of our permanent workforce.

Business review	British Telecommunications plc Annual Report and Form 20-F 2006 7

During the 2006 financial year, in the UK more than 6,600 (2005 – 3,903) people joined BT, natural attrition was running at 3% (2005 – 2.6%) and 2,169 (2005 – 2,685) people left BT under our voluntary paid leaver package.
     We are committed to helping our people optimise their work/life balance. At the end of March 2006, for example, around 11,000 people were working from home.
     We continue to create a working environment that actively supports all our employees – regardless of gender, race, sexual orientation, religion/beliefs, disability or age.

Our commitment to society
Corporate social responsibility (CSR)
Managing social, ethical and environmental issues in a way that grows shareholder value and helps BT and our customers be more sustainable is very important to us.
     The Dow Jones Sustainability Indexes rank companies for their success in managing social, ethical and environmental factors for competitive advantage. During the 2006 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the fifth year in a row.
     We also hold the Queen’s Award for Enterprise in recognition of our contribution to sustainable development.
     More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online in our independently-verified Social and Environmental Report 2006 which has been prepared in accordance with the 2002 Global Reporting Initiative (GRI) sustainability reporting guidelines and assured against the AA1000 Assurance Standard.
     During the 2006 financial year, our CSR strategy was substantially revised and updated to focus on three principal issues – climate change, sustainable economic growth and an inclusive society. Embedding CSR into our commercial operations remains an important part of our strategy. As part of this process, we have carried out a number of ‘health checks’ in our commercial operations to identify specific social, environmental and ethical risks and opportunities.
     We have important relationships with a wide range of stakeholders, including employees, customers and suppliers and engage with them in a number of different ways.
     As part of our CSR performance measurement, we have 12 CSR KPIs (key performance indicators) which cover our relationships with our stakeholders, as well as our environmental performance and our contribution to digital inclusion and business integrity. Details of our performance against these KPIs are published in our annual social and environmental report.
     Our CSR team co-ordinates and monitors CSR performance, identifies potential issues and opportunities that could affect the business and supports BT’s commercial activities.

Social, environmental and ethical risks
During the 2006 financial year, we further developed our knowledge and understanding of our CSR risks. In the context of CSR, our most significant risks continue to be:
•	breach of the code of business ethics
•	climate change
•	diversity
•	health and safety
•	outsourcing
•	privacy
•	supply chain working conditions.
     Each of these risks has an owner and mitigation strategy in place (more detail on these risks can be found in our online social and environmental report). These risks are not regarded as material in relation to the BT group.

Environment
During the 2006 financial year, we achieved re-certification under the revised ISO 14001 standard – the international standard for environmental management systems – for our operations in the UK and Spain. We requested withdrawal of our certification in Ireland, pending reorganisation and will seek re-accreditation during the 2007 financial year.
     Although BT is one of the largest consumers of industrial and commercial electricity in the UK, and the growth of broadband continues to increase our electricity use, our electricity consumption increased by less than 1% in the 2006 financial year. The green energy contract we signed in the 2005 financial year means that almost all our UK electricity needs are met from environmentally-friendly sources, including wind generation, solar, wave and hydroelectric schemes.

Research and development
In the 2006 financial year, we invested £727 million in research and development (R&D) to support our drive for innovation. This investment comprised capitalised software development costs of £401 million and R&D operating costs of £326 million. This compares with £522 million in the 2005 financial year, which comprised £265 million of capitalised software development costs and £257 million of R&D operating costs.
     In addition, the 2006 financial year includes an amortisation charge of £160 million (2005 – £95 million) in respect of capitalised software development costs.
     This increase in R&D underpins our increased focus on developing innovative products and services for a converged, networked world.
     We continue to focus our innovation work on key areas which support our business and technology strategies, filing patent applications for 141 new inventions in the 2006 financial year and maintaining a total worldwide portfolio of 7,700 patents and applications.
     We have successfully launched eight innovative, independent start-up companies through the corporate venturing partnership unit New Venture Partners, in which we are a limited partner. These start-ups generate value by launching innovative solutions as high-technology businesses in the global marketplace.

Principal risks and uncertainties
In common with all businesses, BT is affected by a number of risks, not all of which are wholly within our control. Although many of the risks influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks but it is not intended to be an extensive analysis of all risks affecting the business. Some risks may be unknown to us and other risks, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.

Regulatory controls
If our activities are subject to significant price and other regulatory controls, our market share, competitive position and future profitability may be affected.
     Most of BT’s fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services

8 British Telecommunications plc Annual Report and Form 20-F 2006	Business review

and the extent to which we have to provide services to our competitors. In recent years, the effect of these controls has been to cause us to reduce our prices. We cannot assure our shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that we may offer in the future), nor extend the services which we have to provide to our competitors. These controls may adversely affect our market share, the severity of competition and our future profitability. In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings under the Enterprise Act 2002. These Undertakings were accepted by Ofcom and came into force in September 2005. In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts or issue a direction. Third parties who suffer losses as a result of the breach may also take action against BT in the courts for damages. The timescales for achievement of a number of the milestones in the Undertakings are very challenging.

Competition in UK fixed-network services
We face strong competition in UK fixed-network services. Ofcom considers we have significant market power in various parts of the UK fixed telecommunications market. In these areas Ofcom can enforce obligations to meet reasonable requests to supply services to other communications providers, not to discriminate unduly, to notify price changes and in some cases it can also impose extra obligations such as price controls.
     Ofcom has promoted competition in the fixed-network area by measures including local loop unbundling, carrier pre-selection (making it easier for BT customers to route some or all of their calls over our competitors’ networks) and the introduction of wholesale access products.
     Reduction in our share of the fixed-network market may lead to a fall in our revenue and an adverse effect on profitability. Unlike our competitors, we continue to be obliged by the current regulatory regime to serve customers in the UK, whether or not such provision of service is economic.
     There is also competition for voice and data traffic volumes between fixed-network operators and those operators offering VoIP and mobile services.
     The impact of all these factors may be to accelerate the diversion of our more profitable customers without being able to reduce our costs commensurately, which may cause adverse effects on our business, results of operations, financial condition and prospects.

Technological advances
Our continued success depends on our ability to exploit new technology rapidly.
     We operate in an industry with a recent history of rapid technological changes and we expect this to continue – new technologies and products will emerge, and existing technologies and products will develop further.
     We need continually to exploit next-generation technologies in order to develop our existing and future services and products.
     However, we cannot predict the actual impact of these future technological changes on our business or our ability to provide competitive services.
     For example, there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network and of calls being routed over the internet in place of the traditional switched network.
     If these trends accelerate, our fixed network assets may be used uneconomically and our investment in these assets may not be recovered through profits on fixed-network calls and line rentals.
     The complexity of the 21CN programme may also result in delays to the delivery of expected benefits. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling revenue.

Transformation strategy
Our strategy for transformation includes the targeting of significant growth in new wave business areas. This may result in changes to our products, services, markets and culture. If this transformation strategy is unsuccessful there is a risk that future revenue and profitability will decline.
     In particular, we have targeted significant growth in new business areas, such as networked IT services, broadband and mobility. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that we will meet our growth targets in these areas, with a consequential impact on future revenue and profitability.

Major contracts
Our business may be adversely affected if we fail to perform on major contracts.
     We have entered into a number of complex and high-value networked IT services contracts with customers. Our pricing, cost and profitability estimates for major contracts generally include anticipated long-term cost savings that we expect to achieve over the life of the contract.
     These estimates are based on our best judgement of the efficiencies we plan to deploy. Any increased costs, delays or failures to achieve the anticipated savings could make these contracts less profitable or loss making, adversely impacting our profit margins.
     In some cases, our products and services incorporate software or system requirements from other suppliers or service providers. Our ability to meet our commitments in a timely manner may depend on the ability of these suppliers and service providers to meet their obligations. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.

Networks and systems failures
Our business depends on our ability to transfer substantial volumes of data speedily and without interruption. Any significant failure or interruption of such data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations. We have a business continuity strategy in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may result in a material loss and there can be no assurance that material adverse events will not occur.

Pensions
Declining investment returns and longer life expectancy may result in the cost of funding BT’s defined benefit pension scheme becoming a significant burden on our financial resources.

Business review	British Telecommunications plc Annual Report and Form 20-F 2006 9

As a result of the triennial actuarial valuation of the BTPS at 31 December 2002, BT agreed to make annual deficiency payments of £232 million. The triennial actuarial valuation at 31 December 2005 is currently being reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984.
     The results of future scheme valuations will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.

10 British Telecommunications plc Annual Report and Form 20-F 2006	Business review

FINANCIAL REVIEW

Please see cautionary statement regarding forward-looking statements on page 104.

Introduction
The financial results for the 2006 and 2005 financial years reflect the continued strong growth in new wave services as we drive value from transforming the business. Our results reflect the continuing transformation of our business operations and markets in an environment where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group’s performance benefited from the growth in new wave activities, such as networked IT services, broadband and mobility, and our continued cost efficiency programmes. Our global networked IT services business has grown and our global capabilities have been strengthened by the successful acquisitions of Infonet and Albacom in 2005 and Radianz and Atlanet in 2006.
     In this Financial review the commentary is focused principally on the trading results of the group before specific items. Specific items, by virtue of their size or nature, are excluded because they predominantly relate to corporate transactions rather than the trading activities of the group. This is also consistent with the way that financial performance is measured by management. Hence trading results before specific items are key financial performance indicators since they allow a meaningful comparison to be made of the trading results of the group during the period under review.
     Specific items are therefore analysed and discussed separately from the line of business results in this Financial review because they are considered to be a reflection of the corporate activity rather than the trading activity of the lines of business.
     The commentary in this Financial review also discusses trading results including and excluding the impact of acquisitions. In discussing underlying performance (excluding the impact of acquisitions) we exclude the results of the Albacom and Infonet acquisitions made in the 2005 financial year. The Radianz and Atlanet acquisitions made in the 2006 financial year do not have a significant impact on the group results for the year and hence are not excluded when discussing underlying performance in 2006.
     The following table shows the summarised income statement which includes a reconciliation of the key performance measures before and after specific items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

Financial review	British Telecommunications plc Annual Report and Form 20-F 2006 11

Adoption of International Financial Reporting Standards
The group’s consolidated financial statements have been prepared in accordance with IFRS and IFRIC interpretations in issue as adopted by the EU effective as at 31 March 2006. Following the announcement by the SEC to allow an exemption from the provision of a second year of comparative financial statements, BT decided to take advantage of the exemption and hence the transition date for the adoption of IFRS is 1 April 2004. All comparative data in these statements has been restated accordingly with the exception that the group has taken the exemption allowed by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ not to restate comparatives for IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’. Further details can be found in note 34 to the group’s consolidated financial statements. The parent company financial statements of British Telecommunications plc have been prepared in accordance with UK GAAP.

Summarised group income statement	2006	2005
Year ended 31 March	£m	£m

Revenue	19,514	18,429
Other operating income[a]	227	551
Operating costs[a]	(17,238)	(15,980)

Operating profit:
Before specific items	2,641	2,701
Specific items	(138)	299
	2,503	3,000
Net finance income:
Finance expense	(2,746)	(2,777)
Finance income	3,261	3,145
	515	368
Share of post tax profit (losses) of associates and joint ventures:
Before specific items	16	(14)
Specific items	–	(25)
	16	(39)
Profit on disposal of joint venture:
Before specific items	–	–
Specific items	1	–
	1	–
Profit before taxation:
Before specific items	3,172	3,055
Specific items	(137)	274
	3,035	3,329
Taxation:
Before specific items	(833)	(833)
Specific items	41	16
	(792)	(817)

Profit for the year:
Before specific items	2,339	2,222
Specific items	(96)	290
	2,243	2,512

Attributable to:
Equity shareholders	2,242	2,513
Minority interests	1	(1)

[a]Includes specific items

12 British Telecommunications plc Annual Report and Form 20-F 2006	Financial review

Group results
The pace of our transformation was demonstrated by the 38% growth in new wave revenue to £6,282 million. New wave revenue represented 32% of revenue in the 2006 financial year compared to 25% in the 2005 financial year and is mainly generated from networked IT services, broadband and mobility.
     In the 2006 financial year the growth in new wave revenue of 38% more than offset the 5% decline in traditional revenue to £13,232 million. The continued decline in traditional revenue reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and IPVPN.
     In the 2006 and 2005 financial years mobile operators were required to reduce their fees for terminating calls and these regulatory reductions were passed on to BT customers resulting in lower revenues. The net effect, however, was profit neutral as payments to mobile operators were reduced by the same amount. In the 2006 financial year total revenue of £19,514 million was up 7% after excluding the £227 million (2005 – £397 million) impact of these regulatory reductions to mobile termination rates. Total revenue increased by 6% including the effect of these reductions.
     The table below analyses revenue by customer segment. Major corporate includes the external revenue of BT Global Services’ major corporate customers, excluding the global carrier business. Business includes the external revenue of BT Retail from SME (smaller and medium sized enterprise) customers. Consumer includes the external revenue of BT Retail from consumer customers. Wholesale includes the external revenue of BT Wholesale and BT Global Services’ global carrier business.

	2006 £m	2005 £m

Revenue by customer segment
Major corporate	6,880	5,936
Business	2,324	2,442
Consumer	5,296	5,599
Wholesale	4,996	4,427
Other	18	25

	19,514	18,429

Major corporate (UK and international) revenue increased by 16% to £6,880 million in the 2006 financial year driven by the growth in new wave revenue. This reflects the continued migration from traditional voice only services to networked IT services contracts and an increase in mobility and broadband revenue. New wave revenue increased by 35% to £4,067 million and represented 59% of all major corporate revenue compared to 51% in the 2005 financial year. Networked IT services contract wins in the 2006 financial year were £5.4 billion. We believe these wins in the 2006 financial year, combined with the £7.7 billion of contracts won in the 2005 financial year, are building the foundation for future revenue growth as we increase the level of networked IT services provided to major corporate customers.
     Revenue from business (smaller and medium sized enterprise) customers in the 2006 financial year reduced by 5% to £2,324 million. This decline reflects the continued penetration of Carrier pre-selection (CPS) and the impact of customers switching from traditional telephony services to new wave services, including broadband. New wave revenue in this segment increased by 16% to £544 million driven mainly by the 31% growth in the number of BT Business Broadband customers to 453,000 at 31 March 2006. The expansion of the BT Business Plan portfolio continued during the year with the number of locations increasing by 15% to 513,000. This, together with our 83 BT Local Businesses, offset some of the decline in traditional revenue.
     Consumer revenue in the 2006 financial year was 5% lower at £5,296 million. New wave consumer revenue increased by 55% to £638 million, driven by growth of broadband and mobility. Residential broadband connections increased 52% to 2,028,000 at 31 March 2006. Traditional consumer revenue declined by 10% reflecting the shift towards new wave products.
     The proportion of contracted revenues has been increasing. By 31 March 2006, more than 2 million customers had signed up for BT Together Options 2 and 3, and 67% (2005 – 64%) of customer call revenue was under contract. There are now 16.2 million BT Together customers on Option 1, 2 and 3 packages. The underlying 12 months rolling average revenue per customer household (net of mobile termination charges) of £251 in the 2006 financial year was 1% lower than the 2005 financial year.
     Wholesale (UK and global carrier) revenue in the 2006 financial year increased by 13% to £4,996 million. New wave revenue in the UK wholesale business increased by 56% driven by the continuing growth in broadband. Global carrier revenue increased by 22% in the 2006 financial year and reflects the increase in call termination revenues outside the UK.
     In the UK BT had 7.9 million wholesale broadband DSL connections, including LLU lines, at 31 March 2006 representing an increase of 2.9 million connections in the year.
     Group operating costs before specific items increased by 7% to £17,100 million in the 2006 financial year. Our cost efficiency programmes achieved savings of over £400 million in the 2006 financial year which enabled us to invest in growing our new wave activities. Total operating costs of £17,238 million, including specific items, increased by 8%.
     Staff costs in the 2006 financial year, excluding leaver costs of £133 million, increased by £445 million to £4,827 million due to the full year impact of the acquisitions, the additional staff required to grow the networked IT services business and to service increased levels of activity in the network. Payments to other telecommunications operators in the 2006 financial year were £4,045 million, an increase of 9% mainly reflecting the impact of higher volumes and the full year impact of Albacom and Infonet. Other operating costs before specific items in the 2006 financial year increased by 11% to £6,111 million. This reflects the cost of investing in new wave activities and supporting new networked IT services contracts.
     BT’s share of associates’ and joint ventures’ post tax profit before specific items was £16 million in the 2006 financial year, compared with losses of £14 million in the 2005 financial year. During the 2005 financial year Albacom contributed post tax losses of £22 million prior to becoming a subsidiary.
     Net finance income was £515 million for the 2006 financial year, an improvement of £147 million against the 2005 financial year. This improvement was due to a number of factors including the net finance income associated with the group’s defined benefit pension obligation of £254 million which was £56 million higher than last year, the reduction in the level of net debt and a gain on redemption of the group’s US dollar convertible bond.
     The above factors resulted in the group achieving a profit before specific items and taxation of £3,172 million in the 2006 financial year, an increase of 4%. The improvement in the year reflects the improved performance of BT Retail and BT

Financial review	British Telecommunications plc Annual Report and Form 20-F 2006 13

Line of business summary

	Revenue		Operating profit (loss)[a]		Specific items

	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m

BT Retail	8,452	8,698	644	607	–	–
BT Wholesale	9,232	9,095	1,992	1,950	–	–
BT Global Services	8,632	7,488	363	411	–	–
Other	18	25	(496)	32	138	(299)
Intra-group	(6,820)	(6,877)	–	–	–	–

Group totals	19,514	18,429	2,503	3,000	138	(299)

[a]A reconciliation from total operating profit to profit after tax (net income) is given on page 35.

Wholesale, an increase in net finance income and an increase in the share of profits from associates and joint ventures.
     The taxation expense for the 2006 financial year was £833 million on the profit before specific items, an effective rate of 26.3% compared to 27.3% in the 2005 financial year. The increase in the effective tax rate reflects the tax efficient investment of surplus cash and continued improvement in the tax efficiency within the group.

Line of business results
In the following commentary, we discuss the operating results of the group for the 2006 and 2005 financial years in relation to the lines of business.
     There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are based on market prices, whilst for other products and services the transfer prices are agreed between the relevant lines of business.
     The table below analyses the trading relationships between each of the lines of business for the 2006 financial year. The majority of the internal trading is BT Wholesale selling calls, access lines, broadband connections and other network products to BT Retail. This trading relationship also reflects the pass through of termination charges on other telecom operator networks and the sale of wholesale broadband ISP products. BT Retail also trades with BT Wholesale, selling apparatus, operator assistance and directory enquiries services and conferencing for onward sale to other telecom operators. BT Global Services’ revenue with BT Retail mainly reflects the sales of BT Global Services’ products in the UK. BT Global Services trades with BT Wholesale mainly for use of the IP/ATM network, International Direct Dial traffic settlements and certain dial IP revenue share arrangements. BT Wholesale’s revenue with BT Global Services reflects the use of the network infrastructure for BT Global Services’ products.

	Internal cost recorded by:
	BT Retail £m	BT Wholesale £m	BT Global Services £m	Other £m	Total £m

Internal revenue recorded by:
BT Retail	–	183	140	10	333
BT Wholesale	4,494	–	512	–	5,006
BT Global Services	551	885	–	45	1,481

Total	5,045	1,068	652	55	6,820

The line of business results are presented and discussed before specific items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Specific items are discussed separately in a group context in this Financial review.
     In addition to measuring financial performance of the lines of business based on the operating profit before specific items, management also measure the operating financial performance of the lines of business based upon the EBITDA before specific items. EBITDA is defined as the group profit (loss) before depreciation, amortisation interest and taxation. This is a non-GAAP measure and therefore may not be directly comparable to the EBITDA of other companies as they may define it differently. EBITDA excludes interest, taxation, depreciation and amortisation, the latter two being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.
     EBITDA before specific items is considered to be a good measure of the group’s operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes material one off or unusual items that are predominantly related to corporate transactions. EBITDA is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments. A reconciliation of EBITDA before specific items to group operating profit (loss) by line of business and for the group is provided in the table across the page above. Trends in EBITDA before specific items are discussed for each line of business in the following commentary.

BT Retail

	2006 £m	2005 £m

Revenue	8,452	8,698
Gross margin	2,354	2,354
Sales, general and administration costs	1,563	1,600
EBITDA	791	754
Operating profit	644	607
Capital expenditure	153	170

BT Retail’s results demonstrated a continued strategic shift towards new wave products with growth in broadband, networked IT services and mobility revenues. Despite the substitution by new wave products, traditional revenue was defended by changes in pricing structure and packages to benefit frequent users and marketing campaigns focusing on key customer service promises. BT Privacy, a service to address the problem of unwanted calls by giving customers greater control over the calls they receive, was launched on 1 July 2006, with 3.7 million customers registered by 31 March 2006. As at 31 March 2006, 16.2 million customers were on BT Together packages. In the small and medium size (SME) UK business market the focus remains on placing customers on commitment packages whereby lower call prices are received

14 British Telecommunications plc Annual Report and Form 20-F 2006	Financial review

Operating profit (loss) before specific items		Depreciation		Amortisation of intangible assets		EBITDA before specific items

2006	2005	2006	2005	2006	2005	2006	2005
£m	£m	£m	£m	£m	£m	£m	£m

644	607	120	133	27	14	791	754	BT Retail
1,992	1,950	1,778	1,831	124	83	3,894	3,864	BT Wholesale
363	411	556	513	82	37	1,001	961	BT Global Services
(358)	(267)	181	217	16	16	(161)	(34)	Other
–	–	–	–	–	–	–	–	Intra-group

2,641	2,701	2,635	2,694	249	150	5,525	5,545	Group totals

for annual committed spend. By 31 March 2006 there were 513,000 Business Plan sites, up 15% in the year. Cost transformation programmes continued to successfully reduce the cost base of the traditional business, allowing investment in new wave products and services.
     BT Retail’s revenue decreased by 3% in the 2006 financial year to £8,452 million. The growth in new wave revenue of 38% in the 2006 financial year continued to reduce our dependence on traditional revenue, the decline in which was driven by the impact of regulation and competition. After adjusting for the regulatory impact of the reduction in mobile termination rates, revenue declined by 2% in the 2006 financial year. Revenue for the two years is summarised as follows:

	2006	2005
	£m	£m

BT Retail revenue
Traditional	7,088	7,712
Networked IT services	363	304
Broadband	730	502
Mobility	154	103
Other	117	77
New wave	1,364	986

Total	8,452	8,698

Traditional revenue comprises calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales, rentals and other business voice products. Overall revenue was 8% lower in the 2006 financial year. The reduction includes the effect of continued high levels of migration to broadband which is reflected in a 46% fall in dial up minutes over the year, a reduction of 10% in ISDN lines and general competitive pressure. It also reflects the decline in private circuits and ISDN as customers migrate to new wave products and services, including broadband and IPVPN.
     New wave revenue grew by 38% to £1,364 million in the 2006 financial year driven primarily by broadband, mobility and networked IT services. New wave revenue comprised 16% of BT Retail’s revenue in the 2006 financial year compared to 11% in the 2005 financial year.
     Broadband revenue grew by 45% to £730 million in the 2006 financial year. The growth of broadband continues to accelerate with 2,584,000 BT Retail connections at 31 March 2006, an increase of 47% over last year.
     BT Retail had net additions of 832,000 broadband customers in the year, a 31% share of the broadband DSL net additions.
     Broadband is increasingly critical to the success of SMEs and BT Business Broadband revenue continues to grow.
     Revenue from mobility services increased by 50% to £154 million in the 2006 financial year. During the year we launched BT Fusion, the world’s first seamless combined fixed and mobile communications services on a single handset. The consumer launch was in June 2005 and the business market launch was in February 2006. BT Fusion has attracted over 25,000 connections in the period since launch.
     Networked IT Services revenue increased by 19% to £363 million in the 2006 financial year. SMEs have become increasingly interested in the benefits they can achieve by converging their voice and data into one network and BT Business Networked IT services are integrating and simplifying the way customers are unifying their organisation’s voice and data services. The portfolio includes IP infrastructure – WAN/LAN and IP telephony and also Data Centre Services, Security, Applications and outsourcing.
     The total number of BT Retail lines, which includes voice, digital and broadband, were 5% lower at 28 million at 31 March 2006, reflecting the continued growth in broadband offset by the declining PSTN lines.
     BT Retail’s gross margin percentage increased by 0.8 percentage points in the 2006 financial year reflecting improved margin management and greater efficiency in managing the service provider network.
     Gross margin is revenue less costs directly attributable to the provision of the products and services reflected in revenue in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyses its costs in this manner for management purposes in common with other retail organisations and it has set target savings for selling, general and administration expenses.
     Cost transformation programmes in the 2006 financial year generated selling, general and administration cost savings of £206 million (£37 million net of new wave investment). These savings were driven by cost reduction programmes focused on elimination of failure, channel effectiveness, overheads and removal of inefficiencies and duplication. The majority of these initiatives were targeted at people related costs, with significant savings in billing, IT operations and other support functions.
     BT Retail’s EBITDA increased by 5% to £791 million in the 2006 financial year. This is a significant improvement compared to last year, which experienced EBITDA decline. The benefits from the investment in new products and value added services have contributed to an improved EBITDA performance in the current year. This was also reflected in the 6% improvement in operating profit to £644 million in the 2006 financial year.
     Capital expenditure for the 2006 financial year was £153 million, a decrease of 10% resulting from tight controls over expenditure.
     On 28 April 2006, BT Retail announced the acquisition of dabs.com, one of the UK’s leading internet retailers of IT and technology products. The acquisition is part of BT Retail’s strategy to strengthen its online sales and service capabilities, particularly for business and consumer products.

Financial review	British Telecommunications plc Annual Report and Form 20-F 2006 15

BT Wholesale
	2006	2005
	£m	£m

Revenue	9,232	9,095
Gross variable profit	7,031	6,933
EBITDA	3,894	3,864
Operating profit	1,992	1,950
Capital expenditure	2,013	1,981

BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators, internet and other service providers interconnecting with BT’s UK fixed network. The customer base also includes BT’s lines of business, BT Retail and BT Global Services. The majority of BT Wholesale’s revenue is internal (2006 – 54%, 2005 – 58%) and mainly represents trading with BT Retail.
     In the 2006 financial year, revenue totalled £9,232 million, an increase of 2%. External revenue increased by 11% to £4,226 million in the 2006 financial year (an increase of 15% excluding the impact of regulatory reductions to mobile termination rates). The increase reflects particularly strong growth in new wave revenues, mainly broadband. The regulatory price reductions on mobile termination rates have no impact on profitability.
     External revenue from traditional products increased by 1% in the 2006 financial year. Excluding the impact of regulatory reductions to mobile termination rates external traditional revenue was up 6% in the 2006 financial year. The increase in traditional revenue was mainly driven by growth in Partial Private Circuits (PPCs) and Wholesale Access. Customers continued to migrate from lower bandwidth products to less expensive alternatives such as PPCs and broadband and this is reflected in revenue from PPCs which increased by 18% to £225 million in the 2006 financial year. Substitution to broadband has resulted in the continued declining trend in Flat Rate Internet Access Call Origination revenues which have more than halved to £26 million in the 2006 financial year. Wholesale access revenues have increased by £142 million in the 2006 financial year as a result of increased volumes from other service providers.
     New wave revenue, including broadband and managed services, grew by 56% to £1,033 million in the 2006 financial year. Broadband revenues grew by 74% year on year. Wholesale broadband connections, including LLU lines, increased to 7.9 million at 31 March 2006, an increase of 2.9 million compared to prior year, with all connections available at up to 2 Mbit/s.
     Internal revenue decreased by 5% to £5,006 million in the 2006 financial year. The reduction reflects both the impact of lower volumes of calls, lines and private circuits, and lower regulatory prices being reflected in internal charges.
     Gross variable profit increased by 1% to £7,031 million for the 2006 financial year reflecting volume changes and changes in the mix towards more profitable products.
     In the 2006 financial year, network and selling, general and administration costs, excluding leaver costs, were 3% higher at £3,103 million. Leaver costs were £34 million in the 2006 financial year and £62 million in the 2005 financial year. Activity levels in the network, driven by broadband and LLU volumes, have increased in the 2006 financial year. The financial impact of this increased activity has been mitigated by a series of cost reduction programmes focusing on efficiency, discretionary cost management and process improvements.
     EBITDA at £3,894 million in the 2006 financial year was 1% higher. EBITDA margins were maintained at 42% across both financial years.
     Depreciation and amortisation were flat in the 2006 financial year at £1,902 million.
     Operating profit at £1,992 million increased by 2% in the 2006 financial year. The operating profit margin increased to 22% compared to 21% in the 2005 financial year.
     Capital expenditure on property, plant and equipment and computer software at £2,013 million increased by 2% in the 2006 financial year. This reflects increased capital expenditure to prepare for the 21st Century Network and to invest in new systems to ensure compliance with the Undertakings agreed with Ofcom. Investment in legacy network technologies continues to be lower than last year.
     Following Ofcom’s Strategic Review of Telecommunications, Openreach, a new line of business responsible for managing the UK access network on behalf of the telecommunications industry was launched on 21 January 2006. For the 2006 financial year Openreach’s results are included within BT Wholesale’s results. For the 2007 financial year Openreach will be reported as a separate business segment.

BT Global Services

	2006	2005
	£m	£m

Revenue	8,632	7,488
EBITDA	1,001	961
Operating profit	363	411
Capital expenditure	702	605

BT Global Services supplies managed services and solutions to multi-site organisations worldwide – our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We aim to provide them with networked IT services and a complete range of managed solutions.
     Our extensive global communications network and strong partnerships enable us to serve customers in the key commercial centres around the world using a combination of direct sales and services capabilities and strategic partners.
     As well as local, national and international communications services, and higher-value broadband and internet products and services, a comprehensive portfolio of networked IT services focused around messaging and conferencing, CRM (customer relationship management), convergence, outsourcing and security is offered to customers. Consultancy services are also provided to help organisations understand network performance, operate their networks and applications efficiently and transform their business to gain advantage in the digital networked economy.
     In the 2006 financial year, BT Global Services’ revenue was £8,632 million, 15% higher than the 2005 financial year. This includes revenue of £795 million from the acquisitions of AIbacom and Infonet which have strengthened our global networked IT service business. Revenue arising from services provided outside the UK increased during the 2006 financial year, demonstrating BT’s transformation into a global networked IT services company serving multi-site organisations. Excluding the impact of the Albacom and Infonet acquisitions, BT Global Services’ revenue was 5% higher than the 2005 financial year.
     New wave external revenue grew in the 2006 financial year fuelled by networked IT services contracts which generated

16 British Telecommunications plc Annual Report and Form 20-F 2006	Financial review

revenue of £3,732 million in the 2006 financial year, an increase of 34%. Networked IT services contract wins were £5.4 billion in the 2006 financial year. We believe these wins, coupled with the £7.7 billion contracts won in the 2005 financial year are building the foundation for future revenue growth. Included in the contract wins for the 2006 financial year was a €450 million five year contract with Fiat, as well as a realigned and extended contract with the Department for Work and Pensions.
     Traditional external revenue, which includes the global carrier business as well as voice and data revenue from major corporates declined by £44 million compared to the 2005 financial year to £3,184 million. This reflects the migration to IVPNs sold to major corporate customers in the UK and further reductions in dial IP due to broadband substitution in the UK. However the decline in traditional revenue was partly offset by a 34% increase in Multi Protocol Label Switching (MPLS) revenue, which exceeded £400 million.
     The increase in new wave revenue together with lower network and sales, general and administrative costs, coupled with the positive impact of the acquisitions has resulted in an increase in EBITDA in the 2006 financial year of 4% to £1,001 million. The 2006 financial year includes leaver costs of £49 million compared to £59 million in the 2005 financial year. Depreciation and amortisation costs were £88 million higher compared to the 2005 financial year. This reflects the acquisitions and increased investment in our global infrastructure. These factors have contributed to a decrease in operating profit of 12% to £363 million.
     Capital expenditure for the 2006 financial year was £702 million, an increase of 16% from the 2005 financial year mainly due to the investment in the acquisitions and our global infrastructure.

Other operating income
Other operating income decreased by £324 million to £227 million in the 2006 financial year, due to the one off impact of the £358 million profit on disposal of non current asset investments in 2005.

Operating costs
Total operating costs before specific items increased by 7% in the 2006 financial year to £17,100 million; excluding the impact of acquisitions the increase was 3%. Our cost efficiency programmes achieved savings of over £400 million in the 2006 financial year which enabled us to continue investing in growing our new wave activities.
     As a percentage of revenue, operating costs, excluding specific items, were 88% in the 2006 financial year (2005 – 86%). In both financial years, net specific items were incurred, amounting to £138 million and £59 million in the 2006 and 2005 financial years, respectively. These specific costs are considered separately in the discussion which follows.

	2006	2005
	£m	£m

Operating costs
Staff costs	4,960	4,548
Depreciation	2,635	2,694
Amortisation	249	150
Payments to telecommunications operators	4,045	3,725
Other operating costs	6,111	5,526
Own work capitalised	(900)	(722)

Total operating costs before specific items	17,100	15,921
Specific items	138	59

Total operating costs	17,238	15,980

In the 2006 financial year the number of staff employed increased by 2,300 to 104,400 mainly due to the additional staff required to service networked IT contracts and the increased levels of network activity.
     Early leaver costs of £133 million were incurred in the 2006 financial year, compared with £166 million in the 2005 financial year. This reflects BT’s continued focus on improving operational efficiencies. The group’s pension expense for 2006 was £603 million, an increase of £63 million from the 2005 financial year.
     The increase in headcount, pay rates and pension costs, partially offset by lower leaver costs have contributed to a 9% increase in staff costs which were £4,960 million in the 2006 financial year. The increase in pension costs includes a switch between wages and salaries and pension costs as a result of the introduction of Smart Pensions, a salary sacrifice scheme, as well as the increased headcount and pay rates.
     The depreciation charge decreased by 2% in the 2006 financial year to £2,635 million. The amortisation charge increased by £99 million to £249 million in the 2006 financial year due to higher capitalised software development costs and the intangible assets associated with the acquisitions in 2005.
     Payments to other telecommunications operators increased by 9% in the 2006 financial year to £4,045 million. The increase mainly reflects the full year impact of the Albacom and Infonet acquisitions and higher volumes.
     Other operating costs before specific items increased by 11% in the 2006 financial year to £6,111 million. This reflects not only the cost of supporting new networked IT services contracts, but also increased levels of activity in the network. Other operating costs include the maintenance and support of our networks, accommodation, sales and marketing costs, research and development and general overheads.

Specific items
The specific items for the 2006 and 2005 financial years are shown in the table below.
	2006	2005
	£m	£m

Operating costs:
Property rationalisation costs	68	59
Creation of Openreach	70	–

	138	59
Other operating income:
Profit on sale of non current asset investments	–	(358)

Associates and joint ventures:
Profit on sale of joint venture	(1)	–
Impairment of assets in joint ventures	–	25

Total specific items	137	(274)

Financial review	British Telecommunications plc Annual Report and Form 20-F 2006 17

In the 2006 financial year, specific operating costs included £68 million of property rationalisation charges in relation to the group’s provincial office portfolio (2005: £59 million). This rationalisation programme is expected to continue through next year giving rise to further rationalisation costs. In addition a provision of £70 million was recognised relating to the incremental and directly attributable costs to create the new line of business, Openreach, arising from the Undertakings agreed with Ofcom.
     In the 2005 financial year, the profit from disposal of non current asset investments, included within other operating income, totalled £358 million. This mainly comprised the sale of BT’s 4% interest in Intelsat for net proceeds of £64 million which resulted in a profit on disposal of £46 million, the sale of BT’s 15.8% interest in Eutelsat SA for net proceeds of £356 million resulting in a profit on disposal of £236 million and the sale of BT’s 11.9% shareholding in StarHub Pte Ltd for net proceeds of £77 million which resulted in a profit on disposal of £38 million.
     In the 2005 financial year BT incurred an impairment charge of £25 million, being BT’s share of a write down of Albacom’s assets prior to Albacom becoming a subsidiary.

Operating profit
In the 2006 financial year, operating profit before specific items described above was 2% lower at £2,641 million. This reflects the increased operating costs, described above, in the 2006 financial year more than offsetting revenue growth.
     Total operating profit for the 2006 financial year was £2,503 million compared to a profit of £3,000 million in the 2005 financial year.

Net finance income
	2006 £m	2005 £m

Interest on borrowings	(922)	(1,057)
Loss arising on derivatives not in a designated hedge relationship	(8)	–
Interest on pension scheme liabilities	(1,816)	(1,720)

Total finance expense	(2,746)	(2,777)

Income from listed investments	44	47
Interest income on loan to parent company	993	971
Other interest and similar income	154	209
Expected return on pension scheme assets	2,070	1,918

Total finance income	3,261	3,145

Net finance income	515	368

In the 2006 financial year, net finance income at £515 million was £147 million higher than last year with the net finance income associated with the group’s defined benefit pension obligation of £254 million, being £56 million higher than the 2005 financial year. The interest on pension scheme liabilities and expected return on pension scheme assets reflects the IAS 19 assumptions and valuation as at 31 March 2005.
     The reduction in the interest on borrowings reflects the decrease in the group’s debt. The reduction in other interest and similar income reflects the lower level of investment holdings following their utilisation on funding the maturity of bonds, offset by a gain of £27 million on the group’s US dollar convertible 2008 bond which was redeemed during the year.

Associates and joint ventures
The results of associates and joint ventures before specific items are shown below:

	2006 £m	2005 £m

Share of post tax profit (loss) of associates and joint ventures	16	(14)

The group’s share of post tax profits (losses) from associates and joint ventures, before specific items, was a profit of £16 million in the 2006 financial year. This compares to a loss of £14 million in the 2005 financial year.
     The principal contributors to profit before taxation in the 2006 financial year were LG Telecom in Korea of £7 million (2005: £6 million) and Tech Mahindra Limited of £13 million (2005: £6 million). In the 2005 financial year Albacom in Italy also contributed a loss of £22 million prior to becoming a subsidiary.

Profit before taxation
The group’s profit before taxation for the 2006 financial year was £3,035 million, compared with a profit of £3,329 million in the 2005 financial year.
     The group’s profit before taxation and specific items for the 2006 financial year was £3,172 million, compared with £3,055 million in the 2005 financial year. The improvement in profit was mainly due to cost efficiency savings, lower leaver costs, higher net finance income and increased profits from joint ventures and associates.

Taxation
The tax charge for the 2006 financial year was £792 million and comprised a charge of £833 million on the profit before taxation and specific items, offset by tax relief of £41 million on certain specific items. The tax charge for the 2005 financial year was £817 million and comprised an £833 million charge on the profit before tax and specific items, offset by tax relief of £16 million on certain specific items. The tax charge on the profit before taxation and specific items is at an effective rate of 26.3%. This decrease in the effective rate from 27.3% in the 2005 financial year reflects the continued improvements in the tax efficiency of the group.

Dividends
Interim dividends paid to the parent company, BT Group Investments Limited, amounted to £2,553 million (2005: £574 million interim dividend, £454 million final dividend in respect of 2004).

18 British Telecommunications plc Annual Report and Form 20-F 2006	Financial review

Financing
Summarised cash flow statement

Years ended 31 March	2006 £m	2005 £m

Cash flow from operations	6,193	5,901
Income taxes paid	(390)	(332)

Net cash inflow from operating activities	5,803	5,569
Net purchase of property, plant, equipment and software	(2,874)	(2,945)
Net acquisition of subsidiaries, associates and joint ventures	(167)	(418)
Net sale of current and non current asset investments	3,221	1,247
Interest received	1,178	374

Net cash inflow (outflow) from investing activities	1,358	(1,742)

Net repayment of borrowings and derivatives	(2,946)	(1,293)
Equity dividends paid	(2,553)	(1,028)
Interest paid	(1,092)	(1,260)

Net cash used in financing activities	(6,591)	(3,581)

Net increase in cash and cash equivalents	570	246

Decrease in net debt resulting from cash flows	296	831

The cash inflow from operations of £6,193 million in the 2006 financial year compares with £5,901 million in the 2005 financial year, primarily as a result of higher working capital inflows. Tax paid in the 2006 financial year totalled £390 million compared with £332 million in the 2005 financial year. This increase in tax payments was primarily as a result of normalisation of tax payments following low tax payments in the 2005 financial year.
     Net cash inflow from investing activities of £1,358 million in the 2006 financial year compares with a net cash outflow of £1,742 million in the 2005 financial year. This includes a net cash inflow of £3,221 million on investments, which were used to partly fund the repayment of maturing debt. Net cash outflow for the purchase of property, plant and equipment and computer software was £2,874 million, compared to £2,945 million in the 2005 financial year. The net cash outflow for acquisitions less disposals in the 2006 financial year totalled £167 million and mainly related to the acquisitions of Radianz and Atlanet. In the 2005 financial year the net cash outflow of £418 million mainly related to the purchase of Infonet and Albacom. Interest received was £1,178 million in the 2006 financial year, which includes £993 million interest receipts on intercompany loans, compared to £374 million in 2005 which included receipts on restructuring the group’s swap portfolio.
     Net cash outflow from financing activities of £6,591 million in the 2006 financial year compares with £3,581 million in the 2005 financial year. Included in the 2006 net cash outflow is a repayment of £4,432 million for maturing debt. In addition, the group raised a new sterling floating rate borrowing for £1,000 million and issued new commercial paper raising net proceeds of £464 million. Equity dividends paid in 2006 were £2,553 million whilst those paid in the 2005 financial year totalled £1,028 million. Interest paid was £1,092 million compared to £1,260 million in the prior year which included payments on restructuring the group’s swap portfolio.
     At 31 March 2006, net debt was £7,558 million, a reduction of £456 million from 31 March 2005. The group’s definition of net debt, which is a non GAAP measure, is provided on page 45.

Years ended 31 March	2006 £m	2005 £m

Free cash flow
Cash generated from operating activities	5,803	5,569
Net purchase of property, plant equipment and software	(2,874)	(2,945)
Net (purchase) sale of non current asset investments	(1)	537
Dividends from associates	1	2
Interest received	1,178	374
Interest paid	(1,092)	(1,260)

Free cash flow	3,015	2,277

Free cash flow is defined as the net increase in cash and cash equivalents less flows from financing activities (excluding interest paid) less the flows from the acquisition or disposal of subsidiaries, joint ventures and associates. It is a non GAAP measure since it is not defined under IFRS, but it is a key indicator used by management in order to assess operational performance. Free cash flow was £3,015 million in the 2006 financial year, compared to £2,277 million in the 2005 financial year.
     The increase in free cash flow compared to the 2005 financial year is mainly due to the interest received on intercompany loans.

Treasury policy
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the centralised treasury operations and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities.
     We have set out further details on this topic in note 33 to the financial statements.

Off-balance sheet arrangements
As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
     Operating leases (note 27)
     Capital commitments and guarantees (note 27)

Financial review	British Telecommunications plc Annual Report and Form 20-F 2006 19

Capital resources
During the period under review the group has reduced its level of borrowings so that its net debt was £7.5 billion at 31 March 2006 compared with £8.0 billion at 31 March 2005 (based on BT’s definition of net debt as set out in note 9).
     The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.
     There has been no significant change in the financial or trading position of the group since 31 March 2006.
     The following table sets out the group’s contractual obligations and commitments as they fall due for payment, as at 31 March 2006.

	Payments due by period
Contractual obligations and commitments	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	More than 5 years £m

Loans and other borrowings	9,078	1,622	1,225	2,814	3,417
Finance lease obligations	845	318	294	22	211
Operating lease obligations	9,782	474	888	843	7,577
Capital commitments	754	684	70	–	–

Total	20,459	3,098	2,477	3,679	11,205

At 31 March 2006, the group had cash, cash equivalents and current asset investments of £2,306 million. At that date, £1,750 million of debt fell due for repayment in the 2007 financial year. The group had unused short-term bank facilities, amounting to approximately £1,535 million at 31 March 2006. These resources will allow the group to settle its obligations as they fall due.

Financial risk management
Most of the group’s current revenue is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings, which totalled £5.4 billion at 31 March 2006, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on any imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2006 to fall by less than £150 million, with an insignificant effect on the group’s profits. This is consistent with the position at year ended 31 March 2005.
     The majority of the group’s long-term borrowings have been, and are, subject to sterling fixed interest rates after applying the impact of hedging instruments. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. At 31 March 2006, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion compared to £5.3 billion at 31 March 2005.
     The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants providing that if the BT group credit rating were downgraded below A3 in the case of Moody’s or below A minus in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody’s downgraded BT’s credit rating to Baa1, which increased BT’s annual finance expense by approximately £32 million. BT’s credit rating from S&P is A minus. Based upon the total amount of debt of £5 billion outstanding on these instruments at 31 March 2006, BT’s annual finance expense would increase by approximately £24 million if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT’s credit rating with Moody’s was to be upgraded by one credit rating category the annual finance expense would be reduced by approximately £12 million.
     Based upon the composition of net debt at 31 March 2006, a one percentage point increase in interest rates would increase the group’s annual finance expense by around £10 million. This is consistent with the position at 31 March 2005.
     The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where management have a legal right of set off and ability and intention to settle net, the relevant asset and liabilities are netted within the balance sheet. The group seeks collateral or other security where it is considered necessary.
     The group ensures its liquidity is maintained by entering into long and short term financial instruments to support operational and other funding requirements. The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Requirements of group companies for operating finance are met whenever possible from central resources. The group manages liquidity risk by maintaining adequate committed borrowing facilities. Refinancing risk is managed by limiting the amount of borrowing that matures within any specific period.
     The group has limited exposure to equity securities price risk on investments held by the group.

Capital expenditure
Capital expenditure on property, plant and equipment and computer software (excluding the movement on capital accruals) totalled £3,142 million in the 2006 financial year, compared with £3,011 million in the 2005 financial year. Capital expenditure is expected to be just over £3 billion in the 2007 financial year as the group invests in its 21st century network (21CN) programme.

20 British Telecommunications plc Annual Report and Form 20-F 2006	Financial review

Of the capital expenditure in the 2006 financial year, £270 million was in Europe, outside of the UK, the Americas and Asia Pacific compared to £152 million in the 2005 financial year.
     Contracts placed for ongoing capital expenditure totalled £754 million at 31 March 2006. 21CN is being developed using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

Acquisitions
The total amount invested in acquisitions in the 2006 financial year was £167 million, being mainly due to the acquisitions of Radianz and Atlanet. In April 2005 the group completed the acquisition of Radianz for total consideration of £143 million, including cash on the balance sheet and debt assumed on acquisition. Net of cash and debt acquired, the cash consideration was £71 million. This gave rise to goodwill of £39 million. In February 2006 the group completed the acquisition of Atlanet for £65 million including £7 million of deferred consideration, being £53 million net of cash. This gave rise to goodwill of £30 million. The total amount invested in the 2005 financial year was £453 million, being mainly the acquisitions of Infonet and Albacom.

Pensions
The group’s total pension operating charges for the 2006 and 2005 financial years were £603 million and £540 million, respectively. This includes £552 million and £507 million, respectively, in relation to the BTPS. The increase in the pension charge in the 2006 financial year partly reflects the introduction of Smart Pensions (a salary sacrifice scheme) part way through the 2005 financial year, as a result of which there is a switch between wages and salaries and pension charges, as well as increases in pensionable pay.
     The detailed IAS 19 disclosures are provided in the notes to the consolidated financial statements. At 31 March 2006 the IAS 19 deficit was £1.8 billion, net of tax, being a £1.6 billion reduction from £3.4 billion at 31 March 2005.
     The number of retired members and other current beneficiaries in the BTPS pension fund has been increasing in recent years. Consequently, BT’s future pension costs and contributions will depend on the investment returns of the pension fund and life expectancy of members and could fluctuate in the medium term.
     The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which is to provide benefits based on the employees’ and the employing company’s contributions. This change is in line with the practice increasingly adopted by major UK groups and is designed to be more flexible for employees and enable the group to determine its pension costs more precisely than is the case for defined benefit schemes.
     The most recently completed triennial actuarial valuation of the BTPS, performed by the BTPS independent actuary for the trustees of the scheme, was carried out as at 31 December 2002. This valuation showed the fund to be in deficit to an amount of £2.1 billion. Assets of the fund of £22.8 billion at that date covered 91.6% of the fund’s liabilities.
     Under the 2002 funding plan the contribution rate was 12.2% of pensionable pay (18.2% under Smart Pensions) and the company agreed to make annual deficiency contributions to the BTPS of £232 million. In the 2006 financial year deficiency payments were £54 million and no payments were made in the 2005 financial year. This was because in the 2004 financial year total deficiency contributions of £612 million were made, including early payment of £380 million scheduled for payment in the 2005 and 2006 financial years. The triennial actuarial valuation at 31 December 2005 is currently being performed by the scheme’s independent actuaries and reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984. Until that is completed, the contributions will continue to be paid in accordance with the 2002 funding plan.

Geographical information
In the 2006 financial year, approximately 87% of the group’s revenue was generated by operations in the UK, compared with 91% in the 2005. BT’s operating profits have been derived from its UK operations with losses being incurred outside the UK in the 2006 and 2005 financial years.

Regulatory financial information
Ofcom requires regulatory financial information in order to monitor and enforce various obligations that are placed on dominant providers in markets where they are found to have significant market power (‘SMP’). The current regulatory financial reporting regime for BT has evolved over time in response to the ongoing changes in the regulatory environment. The last significant consultation on the regime was in 2004 in response to the regulatory framework for electronic communications network services that came into effect on 25 July 2003. The SMP activities presented separately in the regulatory financial statements do not necessarily correspond with any businesses separately managed, funded or operated within the group.

Critical accounting policies
The group’s principal accounting policies are set out on pages 27 to 34 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2006 financial statements.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing asset lives of property, plant and equipment for depreciation purposes, assessing the stage of completion and likely outcome under long term contracts, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current and deferred tax liabilities. Details of critical accounting estimates and key judgements are provided in the accounting policies on page 32 to 33.

US GAAP
The group’s net income and earnings per share for the two years ended 31 March 2006 and 31 March 2005 and shareholders’ equity at 31 March 2006 and 2005 under US Generally Accepted Accounting Principles (US GAAP) are shown

Financial review	British Telecommunications plc Annual Report and Form 20-F 2006 21

in note 35. Differences between IFRS and US GAAP include the treatment of leasing transactions, pension costs, deferred taxation, capitalisation of interest and financial instruments.

US GAAP developments
In November 2005, the FASB issued Financial Staff Position (‘FSP’) FAS 115-1 and FAS 124-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,’ which nullifies certain requirements of Emerging Issues Task Force (‘EITF’) Issue No. 03-1, ‘The Meaning of Other- Than-Temporary Impairment and Its Application to Certain Investments’ and supersedes EITF Abstracts Topic No. D-44, ‘Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.’ The guidance in this FSP is applied to reporting periods beginning after 15 December 2005. BT does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.
     In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3’. SFAS No. 154 requires retrospective application of prior periods’ financial statements for changes in accounting principles. SFAS No. 154 applies to accounting periods beginning after 15 December 2005. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the group.
     In February 2006, the FASB issued FASB Staff Position No. FAS 123(R)-4, ‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event’ (‘FSP FAS 123(R)-4’). FSP FAS 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to liability award. The application of this FSP did not have a material impact on the results or net assets of the group.
     In February 2006, the FASB issued SFAS No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’, that amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, and SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’. This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’ The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Additionally it clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Also SFAS No. 155 amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for BT for all financial instruments acquired or issued after 31 March 2007. BT is currently evaluating the impact of this statement.
     In March 2006 the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140’ that amends SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS No. 156 is effective for BT on 1 April 2007. BT does not anticipate that the adoption of this new statement at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

22 British Telecommunications plc Annual Report and Form 20-F 2006	Financial review

REPORT OF THE DIRECTORS

Report of the directors
The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2006 financial year.
     It is BT’s policy to achieve for all our operations best practice in our standards of business integrity. This includes a commitment to maintaining the highest standards of corporate governance and ethics throughout the group.

Introduction
The business review and financial review on pages 2 to 22 form part of this report. The audited financial statements are presented on pages 27 to 82.
     During the year interim dividends of £2,553 million have been paid to the parent company, BT Group Investments Limited (2005: £1,028 million).

Principal activity
The company is the principal trading company of the BT group.
     The group’s principal activity is the supply of communications services and equipment and includes: networked IT services; local, national and international telecommunications services; and broadband and internet products and services. In the 2006 financial year, approximately 87% of revenues were derived from operations in the UK.

Directors
The directors at 31 March 2006 were Ben Verwaayen, Hanif Lalani and Larry Stone. John Wroe remained in the role as alternate director to Larry Stone at 31 March 2006.

Directors’ interests in shares
Ben Verwaayen and Hanif Lalani are directors of BT Group plc, the company’s ultimate holding company. Their interests in the 5p ordinary shares of BT Group plc are disclosed in its annual report and 20-F which is available to the public. Larry Stone and John Wroe who are not directors of BT Group plc, had, at 31 March 2006 an interest in 18,087 5p ordinary shares of BT Group plc (2005: 12,310 shares) and 33,747 5p ordinary shares of BT Group plc (2005: 43,691) respectively.
     In addition, share options under the BT Group Employee Sharesave Scheme and BT Group Global Share Option Plan held by, granted to or exercised by Larry Stone or John Wroe or which had lapsed during the 2006 financial year were:

	1 April 2005 or date of appointment	Granted	Exercised	Lapsed	31 March 2006

L Stone	560,688	1,932	—	—	562,620
J Wroe	308,877	3,947	—	3,486	309,338

Larry Stone and John Wroe also had at 31 March 2006 contingent awards under the BT Group Incentive Share Plan and the BT Group Deferred Bonus Plan of 5p ordinary shares of BT Group plc totalling 193,324 shares (2005: 113,476) and 145,226 shares (2005: 75,036) respectively. At 31 March 2006 Larry Stone and John Wroe, as potential beneficiaries, had non-beneficial interests in:
•	24,809,976 (2005: 27,733,138) shares held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes;
•	50,342 (2005: 139,029) shares held in trust by Halifax Corporate Trustees Limited for participants in the BT Group Employee Share Investment Plan.

Statement of directors’ responsibilities
A statement of the directors’ responsibilities for preparing the financial statements is included on page 25.
     So far as each of the directors is aware, there is no relevant information that has not been disclosed to the company’s auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the company’s auditors have been made aware of that information.

Employees
The company is an equal opportunities employer. It is committed to developing a working culture that enables all employees to make their own distinctive contribution. Employees are encouraged to acquire shares in the ultimate holding company, BT Group plc, through that company’s various share option and share investment plans of which the company is a participating employer. Most of our employees are members of the BT Pension Scheme or BT Retirement Plan, which are both controlled by independent trustees.
     An extensive range of communication and consultative arrangements, instigated by the ultimate holding company, help ensure that employees are kept fully informed about developments in the BT Group, including the group’s financial performance.
     As part of the BT Group employees have access to a full range of training and career development programmes. The company’s employment policies and practices aim to meet the special needs of the disabled, particularly where a disability has arisen during the course of employment with the company.

Policy on the payment of suppliers
BT subscribes to the Better Payment Practice Code for all suppliers, the four principles of which are: to agree payment terms at the outset and stick to them; to explain payment procedures to suppliers; to pay bills in accordance with any contract agreed with the supplier or as required by law; and to tell suppliers without delay when an invoice is contested and settle disputes quickly. The normal payment terms are 42 calendar days from date of receipt of a due and valid invoice. BT will make payment to the supplier on the next payment run following expiry of this term. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2006 financial year and the amounts owed to its trade creditors at the end of the year was 39 calendar days.

Financial instruments
Details of the financial risk management objectives and policies of the group and exposure of the group to interest risk, foreign exchange risk, credit risk, liquidity risk and price risk are given on page 20 and note 33 on pages 67 to 72.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

US Sarbanes-Oxley Act of 2002
The company has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. The company will comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable to the group.

Report of the directors	British Telecommunications plc Annual Report and Form 20-F 2006 23

The principal executive officer and the principal financial officer, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report and Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The principal executive officer and the principal financial officer have also provided the certifications required by the Sarbanes-Oxley Act.
     There were no changes in BT’s internal control over financial reporting that occurred during the year ended 31 March 2006 that have materially affected, or are reasonably likely to materially affect, BT’s internal control over financial reporting. Preparations are well advanced for BT to be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. BT is required to report under Section 404 for the year ended 31 March 2007. A company-wide communications exercise is in place to ensure all employees are aware of the importance of the programme.

By order of the Board

Heather Brierley
Secretary
18 May 2006
Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

24 British Telecommunications plc Annual Report and Form 20-F 2006	Report of the directors

STATEMENT OF DIRECTORS’ RESPONSIBILITY
for preparing the financial statements

The directors are responsible for preparing the group’s financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
     The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP), of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•
state whether the group financial statements comply with IFRS as adopted by the EU, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the group financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

     The directors confirm that they have complied with the above requirements in preparing the financial statements.
     The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of directors’ responsibility	British Telecommunications plc Annual Report and Form 20-F 2006 25

REPORT OF THE INDEPENDENT AUDITORS

United Kingdom Opinion
Independent auditors’ report to the shareholders of British Telecommunications plc
We have audited the group financial statements of British Telecommunications plc for the year ended 31 March 2006 which comprise the group income statement, the group balance sheet, the group cash flow statement, the group statement of recognised income and expense, accounting policies and the related notes. These group financial statements are set out on pages 27 to 82. These group financial statements have been prepared under the accounting policies set out therein.
     We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2006. This separate report is set out on page 83.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Report of the directors is consistent with the group financial statements. The information given in the Report of the directors includes that specific information presented in the Business review and Financial review that is cross referred from the Report of the directors. We also report to you if, in our opinion we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited group financial statements. The other information comprises only the Business review, the Financial review and the Report of the directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion In our opinion:
•	the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2006 and of its profit and cash flows for the year then ended;
•	the group financial statements have been properly prepared in accordance with the Companies Act 1985; and
•	the information given in the Report of the directors is consistent with the group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
19 May 2006

United States Opinion
Report of Independent Registered Public Accounting Firm to the board of directors and shareholders of British Telecommunications plc
In our opinion, the accompanying group balance sheets and the related group statements of income, of cash flows and of statements of recognised income and expenses present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union. These financial statements are the responsibility of the group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in the accounting policies section to the financial statements, the group has adopted prospectively from 1 April 2005 International Accounting Standards (IAS) 32 – ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 – ‘Financial Instruments: Recognition and Measurement’ in accordance with IFRS as adopted by the EU.
     IFRS, as adopted by the EU, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the United States Generally Accepted Accounting Principles note within the consolidated financial statements (note 35).

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
19 May 2006

26 British Telecommunications plc Annual Report and Form 20-F 2006	Report of the independent auditors

CONSOLIDATED FINANCIAL STATEMENTS ACCOUNTING POLICIES

(i) Basis of preparation of the financial statements
These group financial statements have been prepared in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). For BT there are no differences between IFRS as adopted for use in the EU and full IFRS as published by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
     Where there are significant differences to US GAAP, these have been described in note 35.
     IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’, has been applied in preparing these group financial statements. These are the group’s first financial statements to be prepared in accordance with IFRS; note 34 describes how the directors have applied the first-time adoption provisions as set out in IFRS 1.
     The policies set out below have been consistently applied to all the years presented with the exception of those relating to financial instruments under IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’, which have been applied with effect from 1 April 2005.
     The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in ‘Critical accounting estimates and key judgements’.
     The group’s income statement and segmental analysis separately identifies material one-off or unusual items (termed ‘specific items’). This is in accordance with IAS 1, ‘Presentation of Financial Statements’ and is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered material one-off or unusual in nature include disposals of businesses and investments, business restructuring and property rationalisation programmes. The directors intend to follow such a presentation on a consistent basis in the future. Specific items for the current and prior year are disclosed in note 4.
     Accounting policies in respect of the parent company information for British Telecommunications plc are set out on page 84. These are in accordance with UK GAAP.

(ii) Basis of consolidation
The group financial statements consolidate the financial statements of British Telecommunications plc “the company” and entities controlled by the company (its subsidiaries) and incorporate its share of the results of jointly controlled entities (joint ventures) and associates using the equity method of accounting.
     The results of subsidiaries acquired or disposed of during the year are consolidated from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used into line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are carried at cost plus post-acquisition changes in the group’s share of the net assets or liabilities of the associate or joint venture, less any impairment in value in individual investments. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture using the equity method of accounting.
     The group’s principal operating subsidiaries and associate are detailed on page 103.

(iii) Revenue
Revenue represents the fair value of the consideration received or receivable for services provided and equipment sales, net of discounts and sales taxes. Revenue from the sale of equipment and rendering of services is recognised when it is probable that the economic benefits associated with a transaction will flow to the group, and the amount of revenue, and the associated costs incurred, or to be incurred, can be measured reliably. Where the group acts as agent in a transaction amounts collected on behalf of the principal are excluded from revenue.
     Revenue arising from separable installation and connection activities is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s networks.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue over the associated subscription period. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Sales of peripheral and other equipment are recognised when all of the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Revenue and costs from long term contractual arrangements are recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For fixed price contracts, revenue and costs are recognised on the proportional performance basis. For milestone based contracts, revenue and costs are recognised at the time a milestone is achieved and accepted by the customer. In the case of time and materials contracts, revenue and costs are recognised as the service is rendered. An element of the costs incurred in the initial phase of contracts may be deferred when they relate directly to the specific contract, relate to future activity of the contract and will generate future economic benefits.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. Recognised revenue and profits are subject to revisions during the contract in the event that the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is immediately recognised.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2006 27

Where a contractual arrangement consists of two or more separate elements that have value to the customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of fair value and the appropriate revenue recognition criteria applied to each element as described above.

(iv) Leases
Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately.

(v) Foreign currencies
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in sterling, the functional and presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. However, where monetary items form part of the net investment in a foreign operation or are designated as hedges of a net investment, or from 1 April 2005, as cash flow hedges, such exchange differences are initially recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve. At the date of transition to IFRS, the cumulative translation differences for foreign operations have been set to zero.
     In the event of the disposal of an undertaking with assets and liabilities denominated in foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal.

(vi) Business combinations and goodwill
The purchase method of accounting is used to account for the acquisition of subsidiaries. On transition to IFRS, the group has elected not to apply IFRS 3, ‘Business Combinations’ retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of a business which occurred between 1 January 1998 and 1 April 2004 is included in the balance sheet at original cost, less accumulated amortisation to the date of transition and any provisions for impairment. Goodwill arising on the acquisition of a business which occurred prior to 1 January 1998 was written off directly to retained earnings. From the date of transition, goodwill is not amortised but is tested for impairment annually, or more frequently if events and circumstances indicate that goodwill might be impaired.
     On the acquisition of a subsidiary undertaking, joint venture or associate, from the transition date, fair values are attributed to the acquired identifiable tangible and intangible assets, liabilities and contingent liabilities. Goodwill, which is capitalised, represents the difference between the fair value of purchase consideration and the acquired interest in the fair values of those net assets. Any negative goodwill is credited to the income statement in the year of acquisition. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold. Goodwill previously written off to retained earnings is not recycled to the income statement on disposal of an undertaking.

(vii) Other intangible assets
Other intangible assets include licence fees, trademarks, brands, customer relationships, licences, development costs and computer software.
     When intangible assets are acquired in a business combination, their cost is generally based on fair market values.
     Costs directly associated with the development of computer software for internal use are capitalised where technical feasibility can be demonstrated, the group is satisfied that future economic benefits will flow to the group and the cost can be separately identified and reliably measured.
     Intangible assets are amortised on a straight line basis at rates sufficient to write off the cost, less any estimated residual value, over their estimated useful lives.
     Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the time the network is available for use to the end of the licence period on a straight line basis. Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case the costs are capitalised and amortised over the shorter of the estimated customer life or contractual period.
     The estimated useful lives assigned to the principal categories of intangible assets are as follows:

Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years
Computer software	2 to 5 years

(viii) Research and development
Research expenditure is recognised in the income statement in the year in which it is incurred.
     Development expenditure, including internally developed software, is recognised in the income statement in the year in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility

28 British Telecommunications plc Annual Report and Form 20-F 2006	Accounting policies

can be demonstrated. When the recognition criteria are met, intangible assets are capitalised and amortised on a straight line basis over their estimated useful lives from the time the assets are available for use.

(ix) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historic cost, less accumulated depreciation and any provisions for impairment.

Cost
Included within the cost for network assets are direct labour, contractors’ charges and payments on account, materials and directly attributable overheads.

Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the assets are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.
     The lives assigned to principal categories of assets are as follows:

Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:
Duct	25 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Computers and office equipment	3 to 6 years
Payphones, other network equipment, motor vehicles and cableships	2 to 20 years

     Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are re-assessed annually and if necessary changes are recognised prospectively.

(x) Asset impairment (non-financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is conducted, the recoverable amount is assessed by reference to the higher of the net present value of expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and other intangible fixed assets with an indefinite useful life are tested for impairment at least annually.
     If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss is recognised against an asset it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, except in respect of impairment of goodwill which may not be reversed in any circumstances.

(xi) Inventory
Inventory mainly comprises items of equipment, held for sale or rental, and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

(xii) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the employees leaving the group.

(xiii) Post retirement benefits
The group operates a funded defined benefit pension scheme, which is administered by an independent trustee for the majority of its employees.
     The group’s net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the scheme assets.
     The income statement charge is split between an operating charge and a net finance charge. The operating charge reflects the service costs which are spread systematically over the working lives of the employees. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.
     Actuarial valuations of the main defined benefit scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.

(xiv) Share based payments
The ultimate parent, BT Group plc, has a number of employee share schemes and share option plans under which it makes equity settled share based payments to certain employees of the group. The fair value of options granted is recognised as an employee expense after taking into account the best estimate of the number of awards expected to vest allowing for non market and service conditions. Fair value is measured at the date of grant and is spread over the vesting period of the award. The fair value of options granted is measured using either the Binomial or Monte Carlo model, whichever is most appropriate to the award. Any proceeds received are credited to

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2006 29

share capital and share premium when the options are exercised. The group has applied IFRS 2, ‘Share based payment’ retrospectively to all options granted after 7 November 2002 and not fully vested at 1 January 2005.

(xv) Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base.
     Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.

(xvi) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company in general meeting. Interim dividends are recognised when they are paid.

(xvii) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

(xviii) Financial instruments (to 31 March 2005)
The accounting policies adopted in respect of financial instruments in periods up to, and including 31 March 2005, are set out below. However, to provide comparability, certain classification principles have been applied to financial assets and liabilities for periods up to, and including 31 March 2005.
     Financial assets are classified as either financial assets at fair value through the income statement, loans and receivables or available-for-sale financial assets (see below). The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date. Up to 31 March 2005, financial assets in these categories were held at the lower of cost and net realisable value in accordance with UK GAAP.
     Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt.
     The effect of the currency element of currency swaps acting as hedges against financial assets and debt is reported separately in current and non current derivative financial instruments.

Criteria to qualify for hedge accounting
The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group’s operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments
Principal amounts underlying currency swaps are revalued at exchange rates ruling at the balance sheet date and are included in current and non-current derivative financial instruments.
     Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of net finance income.
     The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being included in current and non-current derivative financial instruments. The difference between spot and forward rate for these contracts is recognised as part of net finance income over the term of the contract.
     The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as current and non current derivative financial instruments.

(xix) Financial instruments (from 1 April 2005)
The following are the key accounting policies used in the preparation of the restated 1 April 2005 opening balance sheet and subsequent periods to reflect the adoption of IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Financial assets
Purchases and sales of financial assets
All regular way purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the group.

Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
–	those that the group intends to sell immediately or in the short term, which are classified as held for trading;

30 British Telecommunications plc Annual Report and Form 20-F 2006	Accounting policies

–	those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.
     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the income statement) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement in the line which most appropriately reflects the nature of the item or transaction.

Trade receivables
Trade receivables are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings in current liabilities on the balance sheet.

Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement.
     If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings.

Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement in net finance income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Hedge accounting
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2006 31

For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent the hedges are deemed effective. Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance income.

Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.

Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Interconnect income and payments to other telecommunications operators
In certain instances BT rely on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment and estimates are used in assessing the likely effect of these adjustments.

Providing for doubtful debts
BT provide services to around 20 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.

Goodwill
The recoverable amount of cash-generating units have been determined based on value in use calculations. These calculations require the use of estimates.

Useful lives for property, plant and equipment
The plant and equipment in BT’s networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes to service lives of assets implemented from 1 April 2005 had no significant impact on the results for the year ended 31 March 2006.

Property arrangements
As part of the property rationalisation programme we have identified a number of surplus properties. Although efforts are being made to sub-let this space it is recognised that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT. Any such cost or shortfall has been recognised as a provision.

Long term customer contracts
Long term customer contracts can extend over a number of financial years. During the contractual period, revenue, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated

32 British Telecommunications plc Annual Report and Form 20-F 2006	Accounting policies

loss for the contract is recognised immediately. The company performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates require updating. Key factors reviewed include transaction volumes, or other inputs, for which we get paid, future staff and third party costs and anticipated cost productivity, savings and efficiencies.

Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 354,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements.

Determination of fair values
Certain financial instruments are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.

Accounting standards, interpretations and amendments to published standards not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2006 or later periods, but which the group has not early adopted. The new standards which are expected to be relevant to the group’s operations are as follows:

Amendment to IAS 39 and IFRS 4 ‘Financial Guarantee Contracts’ (effective from 1 April 2006)
This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and determined; and (b) the expenditure required to settle the commitment at the balance sheet date. Management is currently assessing the impact of this amendment on the group’s financial statements.

Amendment to IAS 39 ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’ (effective from 1 April 2006)
This amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. Management does not expect adoption of this amendment to have a significant impact on the group’s financial statements.

Amendment to IAS 39 ‘The Fair Value Option’ (effective from 1 April 2006)
This amendment changes the definition of the financial instruments classified at fair value through the income statement and restricts the ability to designate financial instruments as part of this category. Management does not expect adoption of this amendment to have a significant impact on the group’s financial statements.

IFRIC 4 ‘Determining whether an arrangement contains a lease’ (effective from 1 April 2006)
IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. Management does not expect adoption of this interpretation to have a significant impact on the group’s financial statements.

IFRS 7 ‘Financial Instruments: Disclosures’ (effective from 1 April 2007) and amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’ (effective from 1 April 2007)
IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 and the amendment to IAS 1 on the group’s financial statements.

Amendment to IAS 21 ‘Net Investment in a Foreign Operation’ (effective from 1 April 2006)
This amendment relaxes the requirement for a monetary item that forms part of a reporting entity’s net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. It also clarifies the treatment of so called ‘sister company loans’. The group has assessed the impact of the amendment and concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 7 ‘Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’ (effective from 1 April 2006)
IFRIC 7 deals with the accounting when an entity identifies the existence of hyperinflation in the economy of its functional currency and how deferred tax items in the opening balance sheet should be restated. The group has operations in hyper-

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2006 33

inflationary economies. The group has assessed the impact of the interpretation and concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 8 ‘Scope of IFRS 2’ (effective from 1 April 2007)
IFRIC 8 clarifies that transactions within the scope of IFRS 2 ‘Share Based Payment’ include those in which the entity cannot specifically identify some or all of the goods and services received. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 9 ‘Reassessment of embedded derivatives’ (effective from 1 April 2007)
IFRIC 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the contract terms, in which case it is required. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

34 British Telecommunications plc Annual Report and Form 20-F 2006	Accounting policies

GROUP INCOME STATEMENT

		Before specific items	Specific items [a]	Total
For the year ended 31 March 2006	Notes	£m	£m	£m

Revenue	1	19,514	–	19,514
Other operating income	2	227	–	227
Operating costs	3	(17,100)	(138)	(17,238)

Operating profit	1	2,641	(138)	2,503
Finance expense	5	(2,746)	–	(2,746)
Finance income	5	3,261	–	3,261

Net finance income		515	–	515
Share of post tax profit of associates and joint ventures	15	16	–	16
Profit on disposal of joint venture		–	1	1

Profit before taxation		3,172	(137)	3,035
Taxation	6	(833)	41	(792)

Profit for the year		2,339	(96)	2,243

Attributable to:
Equity shareholders of the parent		2,338	(96)	2,242
Minority interests	22	1	–	1

		Before specific items	Specific items [a]	Total
For the year ended 31 March 2005	Notes	£m	£m	£m

Revenue	1	18,429	–	18,429
Other operating income	2	193	358	551
Operating costs	3	(15,921)	(59)	(15,980)

Operating profit	1	2,701	299	3,000

Finance expense	5	(2,777)	–	(2,777)
Finance income	5	3,145	–	3,145

Net finance income		368	–	368
Share of post tax loss of associates and joint ventures	15	(14)	(25)	(39)

Profit before taxation		3,055	274	3,329
Taxation	6	(833)	16	(817)

Profit for the year		2,222	290	2,512

Attributable to:
Equity shareholders of the parent		2,223	290	2,513
Minority interests	22	(1)	–	(1)

[a]For a definition of specific items, see accounting policies. An analysis of specific items is provided in note 4.

Dividends paid in the year were £2,553 million (2005: £1,028 million), as shown in note 7.

Group income statement	British Telecommunications plc Annual Report and Form 20-F 2006 35

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 March 2006

	2006 £m	2005 £m

Profit for the year	2,243	2,512

Actuarial gains relating to retirement benefit obligations	2,122	294
Exchange differences:
– on translation of foreign operations	40	19
– fair value loss on net investment hedges	(20)	–
– reclassified and reported in net profit	(9)	–
Fair value movements on available-for-sale assets:
– fair value gains	32	–
– reclassified and reported in net profit	(35)	–
Fair value movements on cash flow hedges:
– fair value gains	4	–
– reclassified and reported in net profit	(204)	–
Tax impact of above items	(588)	(79)

Net gains recognised directly in equity	1,342	234

Total recognised income and expense for the year	3,585	2,746

Attributable to:
Equity shareholders of the parent	3,584	2,747
Minority interests	1	(1)

	3,585	2,746

The group has adopted IAS 32 and IAS 39, with effect from 1 April 2005. The adoption of IAS 32 and IAS 39 resulted in a decrease in equity at 1 April 2005 of £204 million, net of deferred tax, of which £nil was attributable to minority interests.
A reconciliation of the changes in other reserves and retained earnings is given in note 25.

36 British Telecommunications plc Annual Report and Form 20-F 2006	Group statement of recognised income and expense

GROUP CASH FLOW STATEMENT
For the year ended 31 March 2006

	Notes	2006 £m	2005 £m

Cash flow from operating activities
Profit before taxation		3,035	3,329
Depreciation and amortisation		2,884	2,844
Profit on sale of non current asset investments		–	(358)
Net finance income		(515)	(368)
Other non cash charges		88	2
Share of (profits) losses of associates and joint ventures		(16)	39
Increase in inventories		(13)	(12)
Decrease in trade and other receivables		367	206
Increase in trade and other payables		174	68
Increase in provisions and other liabilities		189	151

Cash generated from operations		6,193	5,901
Income taxes paid		(390)	(332)

Net cash inflow from operating activities		5,803	5,569

Cash flow from investing activities
Interest received		1,178	374
Dividends received		1	2
Proceeds on disposal of property, plant and equipment		66	111
Proceeds on disposal of associates and joint ventures		–	35
Proceeds on disposal of non current financial assets		1	539
Proceeds on disposal of current financial assets		5,964	3,752
Acquisition of subsidiaries, net of cash acquired	11	(165)	(426)
Purchases of property, plant and equipment and computer software		(2,940)	(3,056)
Investment in associates and joint ventures		(2)	(27)
Purchases of non current financial assets		(2)	(2)
Purchases of current financial assets		(2,743)	(3,044)

Net cash inflow (outflow) from investing activities		1,358	(1,742)

Cash flows from financing activities
Equity dividends paid		(2,553)	(1,028)
Interest paid		(1,092)	(1,260)
Repayments of borrowings and derivatives		(4,148)	(1,023)
Repayment of finance lease liabilities		(284)	(275)
New bank loans raised		1,022	5
Net proceeds on issue of commercial paper		464	–

Net cash used in financing activities		(6,591)	(3,581)

Net increase in cash and cash equivalents		570	246
Cash and cash equivalents at the start of the year		1,191	945

Cash and cash equivalents at the end of the year	8	1,761	1,191

Group cash flow statement	British Telecommunications plc Annual Report and Form 20-F 2006 37

GROUP BALANCE SHEET
As at 31 March 2006

	Notes	2006 £m	2005 £m

Non current assets
Intangible assets	12	1,641	1,254
Property, plant and equipment	13	15,489	15,391
Derivative financial instruments	18	19	18
Investments	14	397	67
Associates and joint ventures	15	48	102
Deferred tax assets	21	764	1,434

		18,358	18,266

Current assets
Inventories		124	106
Trade and other receivables	16	23,013	23,738
Derivative financial instruments	18	69	143
Investments	14	364	3,489
Cash and cash equivalents	8	1,942	1,193

		25,512	28,669

Current liabilities
Loans and other borrowings	17	1,940	4,261
Derivative financial instruments	18	332	375
Trade and other payables	19	7,229	7,074
Current tax liabilities		606	645
Provisions	20	70	60

		10,177	12,415

Total assets less current liabilities		33,693	34,520

Non current liabilities
Loans and other borrowings	17	7,995	7,744
Derivative financial instruments	18	820	472
Other payables	19	485	394
Deferred tax liabilities	21	1,505	1,715
Retirement benefit obligations	28	2,547	4,807
Provisions	20	261	202

		13,613	15,334

Equity
Ordinary shares	24	2,172	2,172
Share premium	24	8,000	8,000
Other reserves	25	805	870
Retained earnings	25	9,051	8,094

Total parent shareholders’ equity		20,028	19,136
Minority interests	22	52	50

Total equity	23	20,080	19,186

		33,693	34,520

The consolidated financial statements on pages 27 to 82 were approved by the Board of Directors on 18 May 2006 and were signed on its behalf by

Hanif Lalani
Director

38 British Telecommunications plc Annual Report and Form 20-F 2006	Group balance sheet

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 March 2006

1.	Segmental analysis
Primary reporting format – business segments
The group provides communications services which include networked IT services, local and international telecommunications services and broadband and internet products and services. The group is organised into three primary business segments; BT Retail, BT Wholesale and BT Global Services, each with differing risks, rewards and customer profiles. Hence these lines of business are the group’s primary reporting segments. The revenue of each business segment is derived as follows:

BT Retail derives its revenue from the supply of exchange lines and from the calls made over these lines, the leasing of private circuits and other private services. It also generates revenue from broadband, mobility, data, internet and multimedia services and from providing managed and packaged communications solutions to customers.

BT Wholesale derives its revenue from providing network services and solutions to communications companies, including fixed and mobile network operators, ISPs (internet service providers) and other service providers, including other BT lines of business, and from carrying transit traffic between telecommunications operators.

BT Global Services mainly generates its revenue from the provision of networked IT services, outsourcing and systems integration work to major corporates and from the fixed network operations of the group’s worldwide subsidiaries.

Other includes the group’s corporate and internal property, vehicle fleet and IT operations.

Openreach was launched on 21 January 2006. We will have completed the separation, configuration and implementation of the financial and operating systems to facilitate the separate reporting of Openreach by the first quarter of the 2007 financial year. This is in accordance with the timetable specified by the Undertakings. Therefore, as Openreach is not a discrete segment at 31 March 2006 it is not presented as a separate business segment.

There is extensive trading between the lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based whilst for other products and services the transfer prices are agreed between the relevant lines of business. These intra-group trading arrangements are subject to periodic review.

	BT Retail	BT Wholesale	BT Global Services	Other	Intra-group	Total
Year ended 31 March 2006	£m	£m	£m	£m	£m	£m

Revenue
External revenue	8,119	4,226	7,151	18	–	19,514
Internal revenue	333	5,006	1,481	–	(6,820)	–

Total revenue	8,452	9,232	8,632	18	(6,820)	19,514

	BT Retail	BT Wholesale	BT Global Services	Other	Intra-group	Total
Year ended 31 March 2005	£m	£m	£m	£m	£m	£m

Revenue
External revenue	8,430	3,820	6,154	25	–	18,429
Internal revenue	268	5,275	1,334	–	(6,877)	–

Total revenue	8,698	9,095	7,488	25	(6,877)	18,429

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 39

1.	Segmental analysis continued
	BT Retail	BT Wholesale	BT Global Services	Other	Total
Year ended 31 March 2006	£m	£m	£m	£m	£m

Results
Operating profit before specific items	644	1,992	363	(358)	2,641
Specific items	–	–	–	(138)	(138)

Segment result	644	1,992	363	(496)	2,503
Share of post tax profit of associates and joint ventures				16	16
Profit on disposal of joint venture				1	1
Net finance income					515

Profit before taxation					3,035
Taxation					(792)

Profit for the year					2,243

Capital additions
Intangible assets[a]	55	270	93	31	449
Property, plant and equipment	98	1,743	609	243	2,693

	153	2,013	702	274	3,142
Depreciation	120	1,778	556	181	2,635
Amortisation	27	124	82	16	249

[a]Additions to intangible assets exclude goodwill.

	BT Retail	BT Wholesale	BT Global Services	Other	Total
Year ended 31 March 2005	£m	£m	£m	£m	£m

Results
Operating profit before specific items	607	1,950	411	(267)	2,701
Specific items				299	299

Segment result	607	1,950	411	32	3,000
Share of post tax loss of associates and joint ventures				(39)	(39)
Net finance income					368

Profit before taxation					3,329
Taxation					(817)

Profit for the year					2,512

Capital additions
Intangible assets[a]	51	198	30	36	315
Property, plant and equipment	119	1,783	575	219	2,696

	170	1,981	605	255	3,011
Depreciation	133	1,831	513	217	2,694
Amortisation	14	83	37	16	150

[a]Additions to intangible assets exclude goodwill.

	BT Retail	BT Wholesale	BT Global Services	Other	Total
As at 31 March 2006	£m	£m	£m	£m	£m

Assets
Segment assets	2,517	13,159	6,253	19,096	41,025
Associates and joint ventures				48	48
Unallocated assets				2,797	2,797

Consolidated total assets	2,517	13,159	6,253	21,941	43,870

Liabilities
Segment liabilities	2,419	1,400	3,776	380	7,975
Unallocated liabilities				15,815	15,815

Consolidated total liabilities	2,419	1,400	3,776	16,195	23,790

40 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

1.	Segmental analysis continued
	BT Retail	BT Wholesale	BT Global Services	Other	Total
As at 31 March 2005	£m	£m	£m	£m	£m

Assets
Segment assets	2,238	13,222	5,490	23,095	44,045
Associates and joint ventures				102	102
Unallocated assets				2,788	2,788

Consolidated total assets	2,238	13,222	5,490	25,985	46,935

Liabilities
Segment liabilities	2,472	1,387	3,095	718	7,672
Unallocated liabilities				20,077	20,077

Consolidated total liabilities	2,472	1,387	3,095	20,795	27,749

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, trade receivables and associates and joint ventures. Unallocated assets include deferred taxation, investments and derivatives.
     Segment liabilities comprise trade and other payables and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.

Secondary reporting format – geographical segments

	2006 £m	2005 £m

Revenue by geographic area
UK	16,901	16,863
Europe, excluding the UK	1,900	1,306
Americas	627	190
Asia and Pacific	86	70

Total	19,514	18,429

The analysis of revenue by geographical area is on the basis of the country of origin of the customer invoice. In an analysis of revenue by destination, incoming and transit international calls would be treated differently, but would not lead to a materially different geographical analysis.

	Total assets		Capital additions

	2006 £m	2005 £m	2006 £m	2005 £m

Total assets and capital additions by geographic area
UK	35,429	38,645	2,872	2,859
Europe, excluding the UK	3,777	4,316	191	114
Americas	1,704	1,014	66	31
Asia and Pacific	163	172	13	7
Unallocated assets	2,797	2,788	–	–

Total assets	43,870	46,935	3,142	3,011

Total assets and capital additions are allocated to geographical areas based on the location of the asset.

2.	Other operating income
	2006 £m	2005 £m

Profits on disposal of property, plant and equipment	2	22
Income from repayment works	74	64
Other operating income	151	107

Other operating income before specific items	227	193
Specific items (note 4)	–	358

Other operating income	227	551

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 41

3.	Operating costs
	2006	2005
	£m	£m

Costs by nature
Staff costs:
Wages and salaries	3,904	3,639
Social security costs	377	319
Pension costs	603	540
Share-based payment	76	50

Total staff costs	4,960	4,548
Depreciation of property, plant and equipment
Owned assets	2,501	2,536
Under finance leases	134	158
Amortisation of intangible assets	249	150
Payments to telecommunications operators	4,045	3,725
Other operating costs	6,111	5,526
Own work capitalised	(900)	(722)

Total operating costs before specific items	17,100	15,921
Specific items	138	59

Total operating costs	17,238	15,980

Operating costs include the following:
Early leaver costs	133	166
Research and development[a]	486	352
Rental costs relating to operating leases	413	419
Foreign currency losses	12	3

[a]Research and development expenditure includes amortisation of £160 million (2005: £95 million) in respect of internally developed computer software.

4.	Specific items
The group separately identifies and discloses material one-off or unusual items (termed ‘specific items’, as defined in accounting policies). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group.

	2006	2005
	£m	£m

Other operating income
Profit on sale of non current asset investments[a]	–	358

Operating costs
Property rationalisation costs[b]	(68)	(59)
Creation of Openreach[c]	(70)	–

	(138)	(59)
Share of results of associates and joint ventures
Impairment of assets in joint ventures[d]	–	(25)
Profit on disposal of joint venture	1	–

Net specific items before tax	(137)	274

Tax credit on specific items	41	16

Net specific items after tax	(96)	290

[a]During the prior year the group disposed of some non-core investments. The resulting profit on disposal of £358 million comprised £236 million from the sale of the group’s 15.8% interest in Eutelsat SA, £46 million from sale of the 4% interest in Intelsat, £38 million from the sale of the 11.9% interest in StarHub Pte Ltd and other gains of £38 million.

[b]In the current year £68 million (2005: £59 million) of property rationalisation charges were recognised in relation to the group’s provincial office portfolio.
[c]During the current financial year a provision of £70 million was recognised for the estimated incremental and directly attributable costs arising from the group’s obligations to set up Openreach in accordance with the Undertakings agreed with Ofcom on 21 September 2005.

[d]In the prior year the group incurred an impairment charge of £25 million representing its share of a write down of Albacom’s assets prior to Albacom becoming a subsidiary.

42 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

5.	Finance income and finance expense
	2006	2005	[a]
	£m	£m

Finance expense
Interest on listed bonds, debentures and notes[b]	831	963
Interest on finance leases	62	68
Interest on ultimate parent company borrowings	6	4
Interest on other borrowings	20	19
Unwinding of discount on provisions	3	3
Net charge on financial instruments in a fair value hedge[c]	–	–
Net foreign exchange on items in hedging relationships[d]	–	–
Fair value movements on derivatives not in a designated hedge relationship	8	–
Interest on pension scheme liabilities	1,816	1,720

Total finance expense	2,746	2,777

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has therefore applied the group’s previous accounting policies in calculating the recognition and measurement basis for finance expense (see accounting policies).

[b]Includes a net charge of £41 million relating to fair value movements on derivatives recycled from the cash flow reserve.
[c]Includes a net charge of £71 million relating to fair value movements arising on hedged items and a net credit of £71 million relating to fair value movements arising on derivatives designated as fair value hedges.

[d]Includes a net charge of £330 million relating to foreign exchange movements on hedged loans and borrowings and a net credit of £330 million relating to fair value movements on derivatives recycled from the cash flow reserve.

	2006	2005	[a]
	£m	£m

Finance income
Income from listed investments[b]	44	47
Interest income on loan to parent company	993	971
Other interest and similar income[c]	154	209
Net foreign exchange on items in hedging relationships[d]	–	–
Expected return on pension scheme assets	2,070	1,918

Total finance income	3,261	3,145

Net finance income	515	368

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has therefore applied the group’s previous accounting policies in calculating the recognition and measurement basis for finance income (see accounting policies).

[b]Income from listed investments includes £37 million relating to gains on held for trading investments.
[c]On 11 August 2005, the group exercised its option to require early redemption of its US dollar convertible 2008 bond. Bondholders had the option to take redemption proceeds in the form of cash or shares in the group’s interest in LG Telecom. The majority of bondholders exercised their option to take the redemption proceeds in the form of LG Telecom shares. Other interest includes a net bond redemption gain of £27 million. This reflects the write off of LG Telecom shares of £121 million and the associated release from the available-for-sale reserve of £35 million; the write off of the bond and transaction costs of £87 million and the associated option liability of £17 million; and the release from the translation reserve of £9 million credit relating to foreign exchange movements on the investment in LG Telecom to the date of disposal.

[d]Includes a net credit of £85 million relating to foreign exchange movements on hedged investments and a net charge of £85 million relating to fair value movements on derivatives recycled from the cash flow reserve.

6.	Taxation
	2006	2005
	£m	£m

Analysis of taxation expense for the year
United Kingdom:
Corporation tax at 30% (2005: 30%)	702	834
Adjustments in respect of prior periods	(67)	4
Non-UK taxation:
Current	12	(4)
Adjustments in respect of prior periods	1	(3)

Total current tax	648	831

Deferred tax:
Origination and reversal of temporary differences	155	(15)
Adjustment in respect of prior periods	(11)	1

Total deferred tax	144	(14)

Total taxation expense in the income statement	792	817

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 43

6.	Taxation continued
Factors affecting taxation expense
The taxation expense on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2006		2005
	£m	%	£m	%

Profit before tax	3,035		3,329

Notional taxation expense at UK rate of 30% (2005: 30%)	911	30.0	999	30.0
Effects of:
Non deductible depreciation and amortisation	8	0.2	6	0.2
Non deductible non UK losses	29	1.0	38	1.1
Lower taxes on non UK profits	(1)	–	(14)	(0.4)
Lower taxes on gain on disposal of non-current investments and group undertakings	–	–	(107)	(3.2)
Other deferred tax assets not recognised	(25)	(0.8)	–	–
Associates and joint ventures	(5)	(0.2)	–	–
Adjustments in respect of prior periods	(77)	(2.6)	2	0.1
Other	(48)	(1.5)	(107)	(3.2)

Total taxation expense and effective tax rate	792	26.1	817	24.6

Specific items	41	0.2	16	2.7

Total taxation expense before specific items/effective tax rate	833	26.3	833	27.3

	2006	2005
	£m	£m

Tax on items charged to equity
Current tax charge on exchange movements offset in reserves	–	7
Deferred tax credit relating to losses on cash flow hedges	(45)	–
Deferred tax charge relating to ineffective hedges	9	–
Deferred tax charge on actuarial gain relating to retirement benefit obligations	629	72
Deferred tax credit relating to share based payments	(5)	–

Total taxation on items taken directly to equity	588	79

7.	Dividends
	2006 £m	2005 £m

Final paid in respect of the prior year	–	454
Interim dividends paid in respect of the current year[a]	2,553	574

	2,553	1,028

[a]Interim dividends were paid to the parent company (BT Group Investments Limited) in the 2006 financial year as follows: first interim dividend of £751 million (2 September 2005); second interim dividend of £1,437 million (16 January 2006) and third interim dividend of £365 million (8 February 2006).

8.	Cash and cash equivalents
	2006	2005
	£m	£m

Cash at bank and in hand	488	87

Cash equivalents
Listed cash equivalents
Euro treasury bills	8	20

Unlisted cash equivalents
US corporate debt securities	422	223
UK deposits	914	818
European deposits	70	36
US deposits	40	9

Total cash equivalents	1,454	1,106

Total cash and cash equivalents	1,942	1,193
Bank overdrafts	(181)	(2)

Cash and cash equivalents per the cash flow statement	1,761	1,191

The group has a cross undertaking guarantee facility across certain bank accounts which allows a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within the scheme. At 31 March 2006, overdraft balances of £171 million had a legally enforceable right of set off against cash balances of £186 million. These balances have not been netted above as settlement is not intended to take place simultaneously or on a net basis.

44 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

9.	Net debt
Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.
     This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition the gross balances are adjusted to take account of netting arrangements amounting to £171 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

	2006	2005
	£m	£m

Analysis of net debt
Loans and other borrowings (current and non current)	9,935	12,005
Less:
Cash and cash equivalents	(1,942)	(1,193)
Current asset investments	(364)	(3,489)

	7,629	7,323
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	121	691
To recognise borrowings and investments at net proceeds and unamortised discount	(192)	–

Net debt	7,558	8,014

After allocating the element of the adjustments which impacts loans and other borrowings as defined above, gross debt at 31 March 2006 was £9,685 million (31 March 2005: £12,696 million).

	2006	2005
	£m	£m

Reconciliation of net cash flow to movement in net debt
Net debt at 1 April	8,014	8,595
Decrease in net debt resulting from cash flows	(296)	(831)
Net debt assumed or issued on acquisitions	–	159
Currency movements	(75)	2
Other non cash movements	(85)	89

Net debt at 31 March	7,558	8,014

Non-cash transactions
Other non cash movements in 2006 includes £87 million relating to the early redemption of the group’s US dollar convertible bond for shares in LG Telecom.

10.	Free cash flow
Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (excluding interest paid) and less the acquisition or disposal of group undertakings. It is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

	2006	2005
	£m	£m

Cash generated from operations before taxation	6,193	5,901
Income taxes paid	(390)	(332)

Net cash inflow from operating activities	5,803	5,569
Included in cash flows from investing activities
Net purchase of property, plant and equipment, computer software and licences	(2,874)	(2,945)
(Purchase) sale of non current financial assets	(1)	537
Dividends received from associates	1	2
Interest received	1,178	374
Included in cash flows from financing activities
Interest paid	(1,092)	(1,260)

Free cash flow	3,015	2,277

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 45

11.	Acquisitions
Year ended 31 March 2006	Atlanet £m	[a]	Radianz £m	[b]	Other £m	[c]	Total £m

Fair value of consideration	65		143		69		277
Less: fair value of net assets acquired	35		104		17		156

Goodwill arising	30		39		52		121

Consideration:
Cash	58		120		52		230
Deferred consideration	7		–		17		24
Debt assumed	–		23		–		23

Total	65		143		69		277

The outflow of cash and cash equivalents is as follows:
Cash consideration	58		115		52		225
Less: cash acquired	5		44		11		60

	53		71		41		165

Year ended 31 March 2005	Infonet £m	[d]	Albacom £m	[e]	Other £m	[f]	Total £m

Fair value of consideration	520		131		19		670
Less: fair value of net assets acquired	334		122		9		465

Goodwill arising	186		9		10		205

Consideration:
Cash	520		93		23		636
Deferred consideration	–		38		1		39

Total	520		131		24		675

The outflow of cash and cash equivalents is as follows:
Cash consideration	520		93		23		636
Less: cash acquired	205		–		5		210

	315		93		18		426

Year ended 31 March 2006
[a]Atlanet
On 28 February 2006 the group acquired 100% of the issued share capital of Atlanet SpA (Atlanet) for total consideration of £65 million, including deferred consideration of £7 million and acquisition costs of £1 million. The net assets acquired in the transaction and the goodwill arising were as follows:

Book and fair value
£m

Intangible assets	2
Property, plant and equipment	25
Receivables	46
Cash and cash equivalents	5
Payables	(43)

Group’s share of original book value and fair value of net assets	35

Goodwill	30

Total consideration	65

The fair value adjustments relating to the acquisition of Atlanet are provisional due to the timing of the transaction and will be finalised during the 2007 financial year.
     From the date of acquisition, Atlanet has contributed to the group’s results revenue of £7 million and a net loss of £1 million. If the acquisition had occurred on 1 April 2005, the group’s revenue would have been higher by £90 million, and profit for the year would have been lower by £1 million (year ended 31 March 2005, £112 million higher and £1 million lower, respectively). The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the assembled workforce, expected cost savings and synergies.

46 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

11.	Acquisitions continued
[b]Radianz
On 29 April 2005, the group acquired 100% of the issued share capital of Radianz Limited (Radianz) for total consideration of £143 million, including acquisition costs of £5 million. The net assets acquired in the transaction, and the goodwill arising, were as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	22	22
Property, plant and equipment	55	(4)	51
Receivables	40	–	40
Cash and cash equivalents	44	–	44
Payables	(53)	–	(53)

Group’s share of original book value and fair value of net assets	86	18	104

Goodwill			39

Total consideration (including £5 million of directly attributable acquisition costs)			143

From the date of acquisition Radianz has contributed to the group’s results £60 million of revenue and a net loss of £30 million. If the acquisition had occurred on 1 April 2005, the group’s revenue and profit after tax would have been higher by £4 million and £nil, respectively (year ended 31 March 2005, £38 million and £1 million, respectively).
     Intangible assets, comprising a brand, customer lists and customer relationships, were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the assembled work force, expected cost savings and synergies.

[c]Other
During the year ended 31 March 2006 the group acquired a number of other smaller subsidiary undertakings and businesses including principally SkyNet Systems Limited, the CARA Group and Total Network Solutions Limited. The combined net assets and goodwill arising in respect of these acquisitions were as follows:

Book and fair value
£m

Property, plant and equipment	5
Inventories	4
Receivables	26
Cash and cash equivalents	11
Payables	(29)

Group’s share of original book value and fair value of net assets	17

Goodwill	52

Total consideration	69

If these acquisitions had occurred on 1 April 2005, the group’s revenue and profit after tax would have been higher by £15 million and £nil, respectively.

Year ended 31 March 2005
[d]Infonet
On 25 February 2005 the group acquired 100% of the issued share capital of Infonet Services Corporation (Infonet) for total consideration of £520 million including acquisition costs of £10 million (£315 million, net of cash in the business). At 31 March 2005, the fair value adjustments relating to the acquisition of Infonet were provisional, however no further changes to these adjustments were necessary when the fair values were finalised in the 2006 financial year. The net assets acquired in the transaction, and the goodwill arising, were as follows:

	Book value	Fair value adjustments	Fair value
	£m	£m	£m

Intangible assets	–	78	78
Property, plant and equipment	200	(100)	100
Receivables	93	(19)	74
Cash and cash equivalents	205	–	205
Payables	(94)	4	(90)
Provisions and non current liabilities	(14)	(18)	(32)
Minority interest	(1)	–	(1)

Group’s share of original book value and fair value of net assets	389	(55)	334

Goodwill			186

Total consideration			520

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 47

11.	Acquisitions continued
Intangible assets, comprising a brand and customer relationships, were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the assembled work force, expected cost savings and synergies.

[e]Albacom
On 4 February 2005 the group acquired the 74% interest in Albacom SpA (Albacom) not already held for total consideration of £131 million, including deferred consideration of £38 million and acquisition costs of £5 million. The deferred consideration is dependent upon the financial performance of Albacom in the 2009 financial year and the minimum payable is £38 million. At 31 March 2005, the fair value adjustments relating to the acquisition of Albacom were provisional, however no further changes to these adjustments were necessary when the fair values were finalised in the 2006 financial year. The net assets acquired in the transaction, and the goodwill arising, were as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	190	–	190
Property, plant and equipment	188	(11)	177
Inventories	5	–	5
Receivables	206	–	206
Payables	(301)	(14)	(315)
Provisions and non current liabilities	(139)	–	(139)
Minority interest	(2)	–	(2)

Group’s share of original book value and fair value of net assets	147	(25)	122

Goodwill			9

Total consideration			131

The residual excess over the net assets acquired was recognised as goodwill. Goodwill comprises principally the assembled work force, expected cost savings and synergies.

[f]Other
During the year ended 31 March 2005 the group acquired a number of other smaller subsidiary undertakings and businesses, principally BIC Systems Group Limited. The combined net assets acquired in the transaction and goodwill arising in respect of these acquisitions were as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	6	6
Receivables	3	–	3
Cash and cash equivalents	5	–	5
Payables	(5)	–	(5)

Group’s share of original book value and fair value of net assets	3	6	9

Goodwill			10

Total consideration			19

48 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

12.	Intangible assets
	Goodwill	Telecommunication licences and other	Brands, customer lists, and relationships	Computer software	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2004	202	9	–	713	924
Additions	–	–	–	319	319
Disposals	–	(5)	–	(81)	(86)
Exchange differences	(3)	1	–	3	1
Acquisitions through business combinations	205	192	84	81	562

At 1 April 2005	404	197	84	1,035	1,720
Additions	–	–	–	449	449
Disposals	–	–	–	8	8
Exchange differences	18	8	–	8	34
Acquisitions through business combinations	121	1	22	16	160

At 31 March 2006	543	206	106	1,516	2,371

Amortisation
At 1 April 2004		7	–	289	296
Acquisitions		38	–	45	83
Disposals		–	–	(65)	(65)
Charge for the year		6	–	144	150
Exchange differences		–	–	2	2

At 1 April 2005		51	–	415	466
Charge for the year		9	11	229	249
Acquisitions		–	–	15	15
Disposals		–	–	(8)	(8)
Exchange differences		2	–	6	8

At 31 March 2006		62	11	657	730

Carrying amount
At 31 March 2006	543	144	95	859	1,641

At 31 March 2005	404	146	84	620	1,254

[a]Includes additions in 2006 of £401 million (2005: £265 million) in respect of internally developed computer software.

Impairment tests of goodwill
Goodwill is not amortised but tested for impairment at least annually. For the purpose of impairment testing the group’s cash generating units are considered to be the business segments. Goodwill has been allocated to cash generating units as follows:

	2006	2005
	£m	£m

BT Global Services	488	360
BT Retail	55	44

	543	404

The recoverable amount of each cash generating unit (CGU) is based on value in use calculations. These are determined using cash flow projections derived from financial budgets approved by the board covering a five year period. They reflect management’s expectation of revenue growth, operating costs and margin for each CGU based on past experience. Cash flows beyond the five year period have been extrapolated using estimated terminal growth rates ranging from 0% to 2%. These rates have been determined with regard to projected growth rates for the specific markets in which the CGU participates and are not considered to exceed the long term average growth rates for those markets. Discount rates applied to the cash flow forecasts are derived from the group’s pre-tax weighted average cost of capital for non-regulated products of 11.4%.
     The forecasts are most sensitive to changes in projected revenue growth rates in the first five years of the forecast period. However there is significant headroom and based on the sensitivity analysis performed we have concluded that no reasonably possible changes in the base case assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 49

13.	Property, plant and equipment
	Land and buildings [a]	Plant and equipment [b]	Assets in course of construction	Total
	£m	£m	£m	£m

Cost
At 1 April 2004	1,029	34,963	724	36,716
Additions[c]	9	495	2,185	2,689
Acquisition through business combinations	96	643	23	762
Transfers	49	2,114	(2,163)	–
Exchange differences	2	50	1	53
Disposals and adjustments	(120)	(994)	(7)	(1,121)

31 March 2005	1,065	37,271	763	39,099
Additions[c]	17	653	2,038	2,708
Acquisition through business combinations	23	298	2	323
Transfers	50	1,817	(1,867)	–
Exchange differences	4	85	–	89
Disposals and adjustments	(39)	(1,757)	(41)	(1,837)

At 31 March 2006	1,120	38,367	895	40,382

Accumulated depreciation
At 1 April 2004	346	21,277	–	21,623
Charge for the year	49	2,645	–	2,694
Acquisition through business combinations	41	444	–	485
Exchange differences	1	31	–	32
Disposals and adjustments	(66)	(988)	–	(1,054)

At 31 March 2005	371	23,409	–	23,780
Charge for the year	58	2,577	–	2,635
Acquisition through business combinations	14	228	–	242
Exchange differences	1	54	–	55
Disposals and adjustments	(32)	(1,730)	–	(1,762)

At 31 March 2006	412	24,538	–	24,950

Carrying amount
At 31 March 2006	708	13,829	895	15,432
Engineering stores	–	–	57	57

Total carrying amount at 31 March 2006	708	13,829	952	15,489

At 31 March 2005	694	13,862	763	15,319
Engineering stores	–	–	72	72

Total carrying amount at 31 March 2005	694	13,862	835	15,391

	2006	2005
	£m	£m

[a]The carrying amount of land and buildings comprised:
Freehold	311	373
Long leases (over 50 years unexpired)	136	50
Short leases	261	271

Total carrying amount of land and buildings	708	694

[b]The carrying amount of the group’s property, plant and equipment includes an amount of £460 million (2005: £593 million) in respect of assets held under finance leases. The depreciation charge on those assets for the year ended 31 March 2006 was £134 million (2005: £158 million).

	2006	2005
	£m	£m

[c]Additions to property, plant and equipment comprised:
Plant and equipment
Transmission equipment	1,429	1,488
Exchange equipment	80	143
Other network equipment	727	648
Computers and office equipment	281	312
Motor vehicles and other	123	34
Land and buildings	68	64

Total additions to property, plant and equipment	2,708	2,689
(Decrease) increase in engineering stores	(15)	7

Total additions	2,693	2,696

50 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

14.	Investments
	2006	2005	[a]
	£m	£m

Non current assets
Available-for-sale	64	60
Amounts due from group undertakings	325	–
Loans and receivables	8	7

	397	67

Current assets
Available-for-sale	1	1,147
Held for trading	348	339
Loans and receivables	15	2,003

	364	3,489

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has applied the group’s previous accounting policies in calculating the recognition and measurement basis for investments, with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

	2006	2005	[a]
	£m	£m

Available-for-sale
At 1 April	1,207	1,426
Adjustment on adoption of IAS 39 on 1 April 2005	5	–

As restated at 1 April	1,212	1,426
Additions	195	219
Transfer from associates and joint ventures	86	–
Revaluation surplus transfer to equity	32	–
Disposals	(1,460)	(438)

At 31 March	65	1,207

Less: Non-current available-for-sale assets	64	60

Current available-for-sale assets	1	1,147

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has applied the group’s previous accounting policies in calculating the recognition and measurement basis for investments, with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

Available-for-sale financial assets consist mainly of listed corporate debt securities and notes denominated in sterling, including an investment in the shares of the ultimate parent company, BT Group plc, of £54 million (2005: £57 million). These shares are held in trust for the BT Group Incentive share plan, the Retention share plan and the Deferred Bonus plan.

	2006	2005	[a]
	£m	£m

Held for trading
US government debt securities	51	46
US corporate debt securities	297	293

	348	339

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has applied the group’s previous accounting policies in calculating the recognition and measurement basis for investments, with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

The investments included above represent listed short term debt securities with quoted market prices. The group has not designated any financial assets that are not classified as held for trading as financial assets at fair value through the income statement.

Loans and receivables
Loans and receivable financial assets mainly consist of term deposits and other fixed term debt securities denominated in sterling with a fixed coupon and options for early redemption.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 51

15.	Associates and joint ventures

The group’s share of the assets, liabilities, revenue and expenses of its interest in associates and joint ventures, at 31 March, was as follows:

	Associates	Joint ventures	2006 Total	Associates	Joint ventures	2005 Total
	£m	£m	£m	£m	£m	£m

Non current assets	20	3	23	12	207	219
Current assets	46	1	47	26	92	118
Non current liabilities	–	–	–	–	(98)	(98)
Current liabilities	(21)	(1)	(22)	(10)	(127)	(137)

Share of net assets	45	3	48	28	74	102

Revenue	74	113	187	53	355	408
Expenses[a]	(59)	(108)	(167)	(47)	(400)	(447)
Taxation	(1)	(3)	(4)	–	–	–

Share of post tax profit (loss)	14	2	16	6	(45)	(39)

[a]Includes an impairment charge of £25 million recognised in the prior years and included within specific items (see note 4).

During the 2006 financial year, the LG Telecom joint venture (carrying value £86 million), was transferred to available-for-sale assets in connection with the early redemption of the group’s US dollar convertible 2008 bond.
Details of the group’s principal associate at 31 March 2006 are set out on page 103.

16.	Trade and other receivables
	2006	2005
	£m	£m

Trade receivables	1,662	1,927
Amounts owed by ultimate parent company	27	9
Amounts owed by parent company	18,787	19,460
Prepayments	991	423
Accrued income	1,254	1,423
Other debtors	292	496

	23,013	23,738

Trade receivables are stated after deducting £315 million (2005: £338 million) for doubtful debts. The amount charged to the income statement for doubtful debts for the year ended 31 March 2006 was £170 million (2005: £150 million).

52 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

17.	Loans and other borrowings
	2006 £m	2005 £m	[a]

US dollar 8.875% notes 2030 (minimum 8.625%b)[c]	1,580	1,413
Sterling 5.75% bonds 2028	607	596
Sterling 3.5% indexed linked notes 2025	291	278
Sterling 8.625% bonds 2020	297	297
Sterling 7.75% notes 2016 (minimum 7.5%b)	709	692
Euro 7.125% notes 2011 (minimum 6.875%b)[c]	790	771
US dollar 8.375% notes 2010 (minimum 8.125%b)[c]	1,713	1,535
US dollar 8.765% bonds 2009[d]	120	106
US dollar convertible 2008 (0.75%)	–	90
US dollar 7% notes 2007[d]	624	529
Sterling 7.375% notes 2006 (minimum 7.125%b)[d]	409	399
Sterling 12.25% bonds 2006	–	229
Euro 6.375% notes 2006 (minimum 6.125%b)[d]	–	2,061
US dollar 7.875% notes 2005 (minimum 7.624%b)[d]	–	1,485

Total listed bonds, debentures and notes	7,140	10,481

Finance leases	845	1,100

Commercial paper[c,e]	472	–
Sterling bank loans due 2007-2009 (average effective interest rate 9.7%)	240	240
Sterling floating rate note 2005-2009 (average effective interest rate 4.1%)	49	90
Sterling floating rate loan 2006 (average effective interest rate 10.3%)	–	92
Sterling floating rate loan 2009 (average effective interest rate 4.6%)	1,003	–
Preference shares	5	–
Bank overdrafts (of which £171 million had a legally enforceable right of set off – see note 8)	181	2

Total other loans and borrowings	1,950	424

Total loans and other borrowings	9,935	12,005

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The group previously recognised the currency value of derivatives against the loans and other borrowings balance. These recognised amounts have been reclassified in the comparative period as derivative financial instruments. In addition, the underlying borrowing is stated based on previously applied UK GAAP at the amount of net proceeds adjusted to amortise any discount over the term of the debt (see accounting policies).

[b]The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table.

[c]Hedged in a designated cash flow hedge.
[d]Hedged in a designated cash flow and fair value hedge.
[e]Commercial paper is denominated in sterling (£35 million), US dollar (£66 million) and euro (£371 million).

The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements. The carrying values disclosed above for the current year reflect balances at amortised cost adjusted for deferred and current fair value adjustments to the relevant loans or borrowing’s hedged risk in a fair value hedge. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships which is reflected in the table below. Apart from finance leases all borrowings as at 31 March 2006 are unsecured.

	2006			2005

	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m	[a]	Principal repayments at hedged rates £m

Repayments fall due as follows:
Within one year, or on demand	1,940	(190)	1,750	4,261	344		4,605
Between one and two years	1,182	(3)	1,179	788	–		788
Between two and three years	337	–	337	806	43		849
Between three and four years	369	8	377	100	(2)		98
Between four and five years	2,467	55	2,522	258	17		275
After five years	3,628	63	3,691	5,792	289		6,081
Total due for repayment after more than one year	7,983	123	8,106	7,744	347		8,091

Total repayments	9,923	(67)	9,856	12,005	691		12,696
Fair value adjustments for hedged risk	12			–

Total loans and other borrowings	9,935			12,005

[a]Adjustment for hedging and interest reflects the impact of the currency element of derivatives and adjusts the repayments to exclude interest recognised in the carrying amount.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 53

17.	Loans and other borrowings continued
	Minimum lease payments		Repayment of outstanding lease obligations
	2006 £m	2005 £m	2006 £m	2005 £m

Amounts payable under finance leases:
Within one year	361	352	318	301
In the second to fifth years inclusive	391	695	316	587
After five years	430	439	211	212

	1,182	1,486	845	1,100
Less: future finance charges	(337)	(386)	–	–

Total finance lease obligations	845	1,100	845	1,100

The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

18.	Derivative financial instruments

	2006		2005[a]

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Interest rate swaps – cash flow hedge	–	405	–	–
Other interest rate swaps	49	304	–	–
Cross currency swaps – cash flow hedge	20	417	16	592
Cross currency swaps – fair value hedge	12	16	143	254
Forward foreign exchange contracts – cash flow hedge	7	5	–	–
Other forward foreign exchange contracts	–	3	2	1
Embedded derivatives – options	–	2	–	–

	88	1,152	161	847

Analysed as:
Current	69	332	143	375
Non current	19	820	18	472

	88	1,152	161	847

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The group previously recognised the currency value of derivatives against the hedged financial instrument or within other receivables and other payables. These recognised amounts have been reclassified in the comparative period as derivative financial instruments. As the balances in the comparative period only reflect the currency fair value of those instruments, they are not directly comparable with those amounts disclosed in the 2006 financial year (see accounting policies).

Details of hedges in which the derivative financial instruments are utilised are disclosed in note 33.

19.	Trade and other payables
	2006	2005
	£m	£m

Current
Trade payables	3,466	2,921
Amounts owed to ultimate parent company	3	14
Amounts owed to parent company	715	292
Other taxation and social security	521	468
Other creditors	916	1,021
Accrued expenses	488	741
Deferred income	1,120	1,617

	7,229	7,074

	2006	2005
	£m	£m

Non current
Other creditors	445	352
Deferred income	40	42

	485	394

Non current payables relate to operating lease liabilities and deferred gains on a prior period sale and operating and finance leaseback transaction.

54 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

20.	Provisions
	Property provisions	[a]	Other provisions	[b]	Total
	£m		£m		£m

At 1 April 2005	192		70		262
Charged to income statement[c]	84		75		159
Unwind of discount	3		–		3
Utilised in the year	(53)		(40)		(93)

At 31 March 2006	226		105		331

Provisions have been analysed between current and non current as follows:

	2006	2005
	£m	£m

Analysed as:
Current	70	60
Non current	261	202

	331	262

[a]Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 25 years.

[b]Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach which will be utilised over two years.

[c]Includes specific items of £68 million for property rationalisation costs and £70 million for the creation of Openreach, see note 4.

21.	Deferred taxation

	Excess capital allowances £m	Retirement benefit obligations £m	Share based payments £m	Other £m	Total £m

At 1 April 2004	1,988	(1,541)	–	(224)	223
Charge (credit) to income statement	(20)	35	(7)	(22)	(14)
Charge to equity	–	72	–	–	72

At 31 March 2005	1,968	(1,434)	(7)	(246)	281

Deferred tax (asset)	–	(1,434)	–	–	(1,434)
Deferred tax liability	1,968	–	(7)	(246)	1,715

At 31 March 2005	1,968	(1,434)	(7)	(246)	281

Transitional adjustment on adoption of IAS 39	–	–	–	(272)	(272)
Charge (credit) to income statement	(16)	41	(13)	132	144
Charge (credit) to equity	–	629	(5)	(36)	588

At 31 March 2006	1,952	(764)	(25)	(422)	741

Deferred tax (asset)	–	(764)	–	–	(764)
Deferred tax liability	1,952	–	(25)	(422)	1,505

At 31 March 2006	1,952	(764)	(25)	(422)	741

At 31 March 2006 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £21.8 billion. The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

Territory	2006 £m	Expiry of losses

Restricted losses:
Americas	286	2012-2026
Europe	821	2006-2022

Total restricted losses	1,107

Unrestricted losses:
Operating losses	1,475	No expiry
Capital losses	18,311	No expiry
Other	902	No expiry

Total unrestricted losses	20,688

Total	21,795

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 55

21.	Deferred taxation continued
At the balance sheet date, the undistributed earnings of overseas subsidiaries was £8.6 billion. No deferred tax liabilities have been recognised in respect of those unremitted earnings because the group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

22.	Minority interests
	2006	2005
	£m	£m

At beginning of year	50	46
Acquisition	–	3
Share of profits	1	(1)
Disposal	–	1
Exchange adjustments	1	1

At end of year	52	50

23.	Reconciliation of movements in equity
	2006	2005
	£m	£m

Total equity at beginning of year	19,186	17,417
Transition to IAS 32 and IAS 39	(204)	–
Profit for the year	2,242	2,513
Dividends	(2,553)	(1,028)
Share based payments	65	50
Exchange differences on translation	11	19
Actuarial gains	2,122	294
Net fair value movements on cash flow hedges	(200)	–
Net movements on available-for-sale assets	(3)	–
Tax on items taken directly to equity	(588)	(79)
Minority interest	2	4
Other	–	(4)

Net movement in equity	894	1,769

Total equity at the end of year	20,080	19,186

24.	Share capital
	Share capital	[a]	Share premium	[b]
	£m		£m

Balances at 1 April 2005 and 31 March 2006	2,172		8,000

[a]The authorised share capital of the company throughout the years ended 31 March 2006 and 31 March 2005 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each. The allotted called up and fully paid share capital of the company was £2,172 million at 31 March 2006 (2005: £2,172 million) representing 8,689,755,905 ordinary shares (2005: 8,689,755,905 ordinary shares).

[b]The share premium account, representing the premium on allotment of shares, is not available for distribution.

56 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

25.	Other reserves and retained earnings
	Cash flow reserve [a]	Available- for-sale reserve	[b]	Translation reserve [c]	Merger and other reserves	[d]	Total other reserves	Retained earnings
	£m	£m		£m	£m		£m	£m

At 1 April 2004	–	–		–	858		858	6,341
Profit for the year	–	–		–	–		–	2,513
Foreign exchange adjustments	–	–		19	–		19	–
Share based payments	–	–		–	–		–	50
Dividends	–	–		–	–		–	(1,028)
Actuarial gain	–	–		–	–		–	294
Tax on items taken directly to equity	–	–		(7)	–		(7)	(72)
Other	–	–		–	–		–	(4)

At 31 March 2005	–	–		12	858		870	8,094
Transition to IAS 32 and IAS 39[e]	77	5		–	–		82	(286)

At 1 April 2005	77	5		12	858		952	7,808
Profit for the year	–	–		–	–		–	2,242
Foreign exchange adjustments	–	–		40	–		40	–
Share based payments	–	–		–	–		–	65
Dividends	–	–		–	–		–	(2,553)
Actuarial gain	–	–		–	–		–	2,122
Net fair value gains	4	–		–	–		4	–
Gains on available-for-sale assets	–	32		–	–		32	–
Fair value loss on net investment hedge	–	–		(20)	–		(20)	–
Recognised in income and expense in the year	(204)	(35)		(9)	–		(248)	–
Tax on items taken directly to equity	45	–		–	–		45	(633)

At 31 March 2006	(78)	2		23	858		805	9,051

[a]The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

[b]The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross gain in the period amounted to £35 million.

[c]The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

[d]The merger reserve arose on the group reorganisation that occurred in November 2001 and represents the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the share capital, share premium and capital redemption reserve of the prior ultimate parent company, BT Telecommunications plc. Other reserves included within this caption relate primarily to unrealised gains and losses on the transfer of assets and group undertakings to a joint venture.

[e]The total impact on reserves of the IAS 32 and IAS 39 transitional adjustments is a charge of £204 million.

26.	Related party transactions
Amounts paid to the group’s retirement benefit schemes are set out in note 28. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed. Amounts owed by the parent company, BT Group Investments Limited, and by the ultimate parent company, BT Group plc, are disclosed in note 16. Amounts owed to the parent company and the ultimate parent company are disclosed in note 19. Interest income and expense on these loans are disclosed in note 5. The company holds ordinary shares in the ultimate parent company, disclosed in note 14. These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.
     Key management personnel are deemed to be members of the Operating Committee. It is this committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation is shown in the table below:

	2006	2005
	£m	£m

Salaries and short-term benefits	5.8	5.2
Post employment benefits	1.9	1.1
Share based payments	2.6	1.8

	10.3	8.1

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 57

27.	Financial commitments and contingent liabilities
Capital expenditure contracted for at the balance sheet date but not yet incurred was:

	2006	2005
	£m	£m

Property, plant and equipment and software	754	735

Future minimum operating lease payments for the group were as follows:

	2006	2005
	£m	£m

Payable in the year ending 31 March:
2006	–	459
2007	474	450
2008	449	442
2009	439	430
2010	429	419
2011	414	410
Thereafter	7,577	7,574

Total future minimum operating lease payments	9,782	10,184

Operating lease commitments were mainly in respect of land and buildings. Leases have an average term of 25 years and rentals are fixed for an average of 25 years.
     At 31 March 2006, other than disclosed below there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$72 million (£42 million) as at 31 March 2006, although this could increase by a further US$545 million (£314 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
     The European Commission is formally investigating the way the UK Government has set BT’s property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with EC Treaty rules on state aid in assessing BT’s rates. BT’s rates were set by the Valuation Office after lengthy discussions based on well established principles, in a transparent process. In BT’s view, any allegation of state aid is groundless and BT is confident that the Government will demonstrate the fairness of the UK ratings system. A finding against HM Government could result in BT having to repay any amount of state aid it may be determined to have received. The company has concluded that it is not appropriate to make a provision in respect of any such potential finding.

58 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

28.	Retirement benefit schemes
Background
The group offers retirement schemes to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the income statement charge represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The total pension costs of the group, included within the staff costs, in the year was £603 million (2005: £540 million), of which £552 million (2005: £507 million) related to the group’s main defined benefit pension scheme, the BTPS.
     The increase in the pension cost in the 2006 financial year principally reflects the introduction part way through the 2005 financial year of Smart Pensions, a salary sacrifice scheme under which employees elect to stop making employee contributions and for the company to make additional contributions in return for a reduction in gross contractual pay. As a result there has been a switch between wages and salaries and pension costs of £19 million in the year.
     The pension cost applicable to the group’s main defined contribution scheme in the year ended 31 March 2006 was £19 million (2005: £11 million) and £2 million (2005: £1 million) of contributions to the scheme were outstanding at 31 March 2006.
     The group occupies two properties owned by the BTPS scheme on which an annual rental of £2 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2006, the UK equities included 15 million (2005: 17 million) ordinary shares of BT Group plc with a market value of £33 million (2005: £36 million).

IAS 19 accounting valuation
In accordance with the amendments to IAS 19, ‘Employee Benefits’ in December 2004, the disclosures below are provided prospectively from the 2005 financial year onwards. BT has applied the accounting requirements under IAS 19 as follows:

–	scheme assets are measured at market value at the balance sheet date;
–	scheme liabilities are measured using a projected unit credit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and
–
actuarial gains and losses are recognised in full in the period in which they occur, outside of the income statement, in retained earnings and presented in the statement of recognised income and expense.

     The financial assumptions used for the purpose of the actuarial accounting valuations of the BTPS under IAS 19 at 31 March 2006 are:

	Real rates (per annum)			Nominal rates (per annum)
	2006		2005	2006		2005
	%		%	%		%

Rate used to discount liabilities	2.19		2.63	5.00		5.40
Average future increases in wages and salaries	0.75	[a]	1.00	3.52	[a]	3.73
Average increase in pensions in payment and deferred pensions	–		–	2.75		2.70
Inflation – average increase in retail price index	–		–	2.75		2.70

[a]There is a short term reduction in the real salary growth assumption to 0.5% for the first three years.

The net pension obligation is set out below:

	2006			2005
	Assets	Present value of liabilities	Deficit	Assets	Present value of liabilities	Deficit
	£m	£m	£m	£m	£m	£m

BTPS	35,550	38,005	2,455	29,550	34,270	4,720
Other schemes	90	182	92	78	165	87

	35,640	38,187	2,547	29,628	34,435	4,807
Deferred tax asset at 30%			(764)			(1,434)

Net pension obligation			1,783			3,373

Amounts recognised in the income statement on the basis of the above assumptions in respect of the defined benefit pension obligations are as follows:

	2006	2005
	£m	£m

Current service cost	603	540

Total operating charge	603	540
Expected return on pension scheme assets	(2,070)	(1,918)
Interest on pension scheme liabilities	1,816	1,720

Net finance income	(254)	(198)

Total amount charged to the income statement	349	342

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 59

28.	Retirement benefit schemes continued
Actuarial gains and losses have been recognised in the statement of recognised income and expense and the cumulative gain recognised is £2,416 million at 31 March 2006 (2005: £294 million). The actual return on plan assets was £6,925 million (2005: £3,582 million).
     Changes in the present value of the defined benefit pension obligation are as follows:

	2006	2005
	£m	£m

Opening defined benefit pension obligation	(34,435)	(32,125)
Service cost	(568)	(507)
Interest expense	(1,816)	(1,720)
Contributions by employees	(21)	(50)
Actuarial losses	(2,733)	(1,370)
Obligation on acquisition of subsidiaries	–	(25)
Benefits paid	1,385	1,364
Exchange differences	1	(2)

Closing defined benefit pension obligation	(38,187)	(34,435)

The present value of the obligation is derived from long term cash flow projections and is thus inherently uncertain.

Changes in the fair value of plan assets are as follows:

	2006	2005
	£m	£m

Opening fair value of plan assets	29,628	26,963
Expected return	2,070	1,918
Actuarial gains	4,855	1,664
Contributions by employer	452	382
Contributions by employees	21	50
Assets on acquisition of subsidiaries	–	15
Benefits paid	(1,385)	(1,364)
Exchange differences	(1)	–

Closing fair value of plan assets	35,640	29,628

The expected long-term rate of return and fair values of the assets of the BTPS at 31 March were:

	2006			2005
	Expected long- term rate of return (per annum)	Asset fair value		Expected long- term rate of return (per annum)	Asset fair value
	%	£bn	%	%	£bn	%

UK equities	7.4	9.9	28	8.0	9.6	32
Non-UK equities	7.4	12.5	35	8.0	9.0	30
Fixed-interest securities	4.9	5.6	16	5.4	4.6	16
Index-linked securities	4.1	3.2	9	4.4	2.8	10
Property	5.8	4.4	12	6.8	3.6	12
Cash and other	4.0	–	–	4.0	–	–

	6.5	35.6	100	7.1	29.6	100

The assumption for the expected return in scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and interest linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts of future returns. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance income.

The history of experience gains and losses are as follows:

	2006	2005
	£m	£m

Present value of defined benefit obligation	38,187	34,435
Less: Fair value of plan assets	35,640	29,628

Net pension obligation	2,547	4,807
Experience adjustment on defined benefit obligation	(527)	(437)
Percentage of the present value of the defined benefit obligation	1.4%	1.3%
Experience adjustment on plan assets	4,855	1,664
Percentage of the plan assets	13.6%	5.6%

The group expects to contribute approximately £630 million to the BTPS, including £232 million of deficiency contributions, in the 2007 financial year.

60 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

28.	Retirement benefit schemes continued
The mortality assumption has been updated to reflect experience and expected future improvements in life expectancy. The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2006	2005
	Number of years	Number of years

Male	23.8	23.3
Female	25.4	25.0
Future improvement every 10 years	1.0	0.5

The assumed discount rate, salary increases and mortality all have a significant effect on the IAS 19 accounting valuation. The following table shows the sensitivity of the valuation to changes in these assumptions.

Impact on deficit
Increase (decrease)
£bn

0.25 percentage point increase to:
– discount rate	(1.4)
– salary increases	0.3
Additional 1.0 year increase to life expectancy	1.5

Funding valuation
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2005, is currently being performed and reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984. Until that concludes contributions will continue to be paid in accordance with the 2002 funding plan. The contributions for the 2005 and 2006 financial years were based on the 31 December 2002 valuation. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.
     The valuation basis for funding purposes is broadly as follows:

–	scheme assets are valued at market value at the valuation date; and
–	scheme liabilities are measured using a projected unit credit method and discounted at the estimated rate of return reflecting the assets of the scheme.

     The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)				Nominal rates (per annum)
	2002		1999	1996	2002		1999	1996
	valuation		valuation	valuation	valuation		valuation	valuation
	%		%	%	%		%	%

Return on existing assets, relative to market values	4.52		2.38	3.80	7.13		5.45	7.95
(after allowing for an annual increase in dividends of)	1.00		1.00	0.75	3.53		4.03	4.78
Return on future investments	4.00		4.00	4.25	6.60		7.12	8.42
Average increase in retail price index	–		–	–	2.50		3.00	4.00
Average future increases in wages and salaries	1.5	[a]	1.75	1.75	4.04	[a]	4.80	5.82
Average increase in pensions	–		–	–	2.50		3.00	3.75-4.00

[a]There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 61

28.	Retirement benefit schemes continued
At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999: £29.7 billion) and were sufficient to cover 91.6% (1999: 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the three years ended 31 December 2005, the deficit has not improved by the same amount as the liabilities have been calculated on a more product basis. As a result of the triennial funding valuation the group agreed to make employer’s contributions at a rate of 12.2% of pensionable pay from April 2006 and annual deficiency payments of £232 million. This compared to the employer’s contribution rate of 11.6% and annual deficiency payments of £200 million that were determined under the 1999 funding valuation.
     In the year ended 31 March 2006, the group made regular contributions of £396 million (2005: £376 million). Additional special contributions were paid for enhanced pension benefits to leavers in the year ended 31 December 2004 of £nil (2005: £6 million). Deficiency contributions of £54 million were also made (2005: £nil) as a result of the early payment of £380 million made in the 2004 financial year that was scheduled for payment in subsequent years.
     Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make deficiency payments until the deficit is made good. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

29.	Directors’ emoluments and pensions
For the year ended 31 March 2006 the aggregate emoluments of the directors was £4,809,000 (2005: £3,276,000). This includes deferred bonuses of £1,701,000 (2005: £457,000) which have been awarded and are payable in 5p ordinary shares of BT Group plc in three years time.
     Retirement benefits were accruing to three directors (2005: three) under a defined benefit pension scheme.
     During the year no director exercised options (2005: nil) under BT Group share option plans. Four directors (2005: five) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares vested in directors during the year under BT long-term incentive plans was £258,000.
     The emoluments of the highest paid director were £3,010,000 (2005: £1,736,000). He is entitled to receive 5,080,067 BT Group plc 5p ordinary shares under BT long-term incentive plans. He did not exercise any share options.
     Included in the above aggregate emoluments are those of Ben Verwaayen and Hanif Lalani, who are also directors of the ultimate parent company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.

30.	Employees

	2006		2005
	Year end	Average	Year end	Average
	000	000	000	000

Number of employees in the group:
UK	92.7	91.5	90.8	90.7
Non-UK	11.7	11.5	11.3	8.9

Total employees	104.4	103.0	102.1	99.6

	2006		2005
	Year end	Average	Year end	Average
	000	000	000	000

Number of employees in the group:
BT Retail	20.6	19.9	20.4	20.7
BT Wholesale	45.3	44.5	43.6	43.0
BT Global Services	27.8	28.7	28.4	26.0
Other	10.7	9.9	9.7	9.9

Total employees	104.4	103.0	102.1	99.6

62 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

31.	Share based payment plans
The total charge recognised in the income statement for the year in respect of share based payment plans was £76 million (2005: £50 million). The total value of share options and awards granted in the year ended 31 March 2006 was £64 million (2005: £77 million).
     The ultimate parent company, BT Group plc, has an employee share investment plan and savings-related share option plans for the employees of the company and those of its participating subsidiaries, further share option plans for selected group employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share based payment plans are equity settled and details of these plans are provided below.

Share option plans
BT Group Employee Sharesave plans
There is an HM Revenue and Customs-approved savings related share option plan, under which employees save on a monthly basis, over a three or five year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Options are granted annually, usually in June. Similar plans operate for BT’s overseas employees.
     Employees may cancel sharesave options and remain employed by the group. In such cases the options cancelled do not vest and the monthly savings contributions are returned to the employee, with interest if applicable. Such events are accounted for by ceasing to record a share based payments charge from the date of the employee’s withdrawal from the relevant plan. Previously recorded compensation expense is not reversed, and no charge is made for the accelerated vesting of future options that will not now vest.
     For options outstanding at 31 March 2006 and 2005, the weighted average exercise prices are shown below.

	2006		2005
	Number of share options millions	Weighted average exercise price	Number of share options millions	Weighted average exercise price

Outstanding at the beginning of the year	262	169p	233	180p
Granted during the year	59	179p	91	149p
Forfeited during the year	(20)	173p	(59)	176p
Exercised during the year	(2)	215p	–	–
Expired during the year	(20)	216p	(3)	176p

Outstanding at the end of the year	279	166p	262	169p

Exercisable at the end of the year	–	–	16	218p

Options were exercised regularly throughout the year. The weighted average option price of options exercised during the year was 205p (2005: 183p).
     The weighted average fair value of savings related share options granted during the year ended 31 March 2006 has been estimated on the date of grant using a binominal option pricing model. The following weighted average assumptions were used in that model: an expected life extending three months later than the first exercise date; share price at date of grant of 223p; estimated annualised dividend yield of approximately 5% (2005: 5%); risk free interest rates of approximately 4% (2005: 5%); and expected volatility of approximately 25% (2005: 25%). Volatility has been determined by reference to BT’s historical volatility over a three year period, which is expected to reflect the share price of BT in the future. The exercise prices are 192p for sharesave options exercisable three years after the date of grant and 171p for sharesave options exercisable five years after the date of grant. The weighted average fair value of the share options granted in the year ended 31 March 2006 was 44p (2005: 41p) for sharesave options exercisable three years after the date of grant and 55p (2005: 52p) for sharesave options exercisable five years after the date of grant.
     Options granted under BT’s international sharesave, which is a three year plan, have been valued using the same assumptions. The weighted average fair value of these share options is 49p (2005: 52p). The exercise price is 171p, and the share price at date of grant was 214p.

Global Share Option Plan (GSOP)
There were no options granted under the GSOP in the 2006 financial year. The options granted in previous years will be exercisable subject to continued employment and meeting corporate performance targets. These options were valued using Monte Carlo Simulations. The weighted average fair value of options granted under the 2005 GSOP was estimated as 36p. The following weighted average assumptions were used in that model: dividend yield of 5%, expected volatility of 25% and risk free interest rates of 4%.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 63

31.	Share based payment plans continued
BT Group Legacy Option Plan
On the demerger of O2, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan.
     The BT Group Legacy Option Plan was launched on 17 December 2001 following the scheme of arrangement and demerger of O2 in November 2001, and is therefore outside the scope of IFRS 2. Replacement unapproved options over BT Group shares were granted to all participants in the executive option plans who had released their options over British Telecommunications plc shares. The value of the replacement options was determined by averaging the combined prices of BT Group plc and O2 plc shares over the 20 dealing days following the demerger on 19 November 2001. This resulted in a factor of 1.3198 being applied to the former option over British Telecommunications plc shares in order to give the number of BT Group shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option. The options are exercisable subject to continued employment and meeting corporate performance targets, on the third anniversary of the date of grant.
     For options outstanding at 31 March 2006 and 2005 in respect of the BT Global Share Option Plan and the BT Group Legacy Option Plan, the weighted average exercise prices are shown below.

	2006		2005
	Number of share options millions	Weighted average exercise price	Number of share options millions	Weighted average exercise price

Outstanding at the beginning of the year	206	213p	194	216p
Granted during the year	–	–	31	193p
Forfeited during the year	(16)	205p	(18)	193p
Exercised during the year	(3)	199p	–	–
Expired during the year	–	–	(1)	353p

Outstanding at the end of the year	187	213p	206	213p

Exercisable at the end of the year	57	280p	34	206p

Outstanding options
Options outstanding under all share option plans at 31 March 2006 and 2005, together with their exercise prices and dates, were as follows:

	2006		2005
	Option price		Option price
Normal dates of exercise	per share	millions	per share	millions

BT Group Employee Sharesave plans
2005	–	–	218p-255p	20
2006	154p-173p	20	154p-173p	22
2007	146p-227p	50	146p-227p	57
2008	154p-192p	103	154p	92
2009	146p	66	146p	71
2010	171p	40	–	–

Total		279		262

BT Group Legacy Option Plan
2001-2011	318p-602p	14	318p-602p	15

Total		14		15

BT Group Global Share Option Plan
2005-2012	163p-263p	45	163p-263p	51
2004-2014	176p-199.5p	100	176p-199.5p	110
2007-2015	179p-215p	28	179p-215p	30

Total		173		191

Total outstanding options		466		468

64 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

31.	Share based payment plans continued
The options outstanding under all share option plans at the year end have weighted average remaining expected and contractual lives as follows:

Executive plans

2006				2005

Range of exercise prices	Weighted average exercise price	Number of outstanding share options (millions)	Weighted average contractual remaining life	Range of exercise prices	Weighted average exercise price	Number of outstanding share options (millions)	Weighted average contractual remaining life

150p - 249p	195p	171	89 months	150p - 249p	195p	190	100 months
250p - 349p	302p	8	65 months	250p - 349p	304p	8	77 months
350p - 650p	552p	8	53 months	350p - 650p	554p	8	65 months

Total		187				206

All-employee plans

2006				2005

Range of exercise prices	Weighted average exercise price	Number of outstanding options (millions)	Weighted average contractual remaining life	Range of exercise prices	Weighted average exercise price	Number of outstanding share options (millions)	Weighted average contractual remaining life

100p - 199p	158p	243	39 months	100p - 199p	154p	203	47 months
200p - 300p	220p	36	18 months	200p - 300p	222p	59	22 months

Total		279				262

Other share based payment plans
Incentive Share Plan, Retention Share Plan and Deferred Bonus Plan
The BT Group Incentive Share Plan (ISP) and the BT Group Retention Share Plan (RSP) were introduced for employees of the group in 2001. Under the plans, company shares are conditionally awarded to participants.
     Under the ISP, participants are only entitled to these shares in full at the end of a three year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. The corporate performance measure is BT’s total shareholder return (TSR) measured against a group of companies from the European Telecom Sector at the beginning of the relevant performance period. The ISP was operated in the 2006 financial year with 1,382 participants receiving awards over 23,183,408 shares (2005: 1,406 participants received awards over 12,654,013 shares). Awards under the ISP have been valued using Monte Carlo Simulations. TSRs were generated for BT and the comparator group at the end of the three year performance period, using each company’s volatility and dividend yield, as well as the cross correlations between pairs of stocks. Simulations were run using averaged one and three year volatility and dividend yield for BT and the comparator group. The weighted average fair value of awards of shares granted under the ISP has been estimated at 124p (2005: 98p).
     Historical dividend yields of 4.8% and 4.1% and volatility of 18% and 24% were used in the one year and three year models respectively.
     Under the RSP, the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The shares are transferred at the end of a specified period, only if the participant is still employed by the group. During the 2006 financial year 1,107,330 shares vested in 16 participants in the RSP (2005: 1,340,256 shares vested in 11 participants).
     The BT Deferred Bonus Plan (DBP) was established in 1998 and awards are granted annually to selected employees of the group. Under this plan, shares in the company are transferred to participants at the end of three years if they continued to be employed by the group throughout that period. On 1 August 2005, 1,966,496 shares (2 August 2004: 1,280,934 shares) were transferred to 193 participants (2 August 2004: 219 participants) at the end of the three year deferred period. At 31 March 2006, 24.7 million shares (2005: 27.8 million shares) in the company were held in trust for employee share plans, of which 12.4 million shares (2005: 12.7 million shares) were held for the ISP, 2.9 million shares (2005: 2.8 million shares) were held for the RSP and 5.9 million shares (2005: 7.9 million shares) were held for the DBP. In accordance with the terms of the plan dividends or dividend equivalents earned on the shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
     Awards under the DBP and RSP were valued by reference to the weighted average market price of the shares on the date of grant of 223p and 216p respectively.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 65

31.	Share based payment plans continued
Employee Share Investment Plan
The BT Group Employee Share Investment Plan (ESIP) has been in operation since December 2001. The ESIP, which has been approved by HM Revenue & Customs, comprises ‘directshare’ and ‘allshare’. Under directshare, UK employees are given an opportunity to purchase shares (partnership shares) monthly out of pre-tax salary up to a maximum value of £1,500 per year. During the 2006 financial year, 6.4 million shares (2005: 6.1 million shares), including 0.8 million shares (2005: 0.2 million shares) purchased by dividend reinvestment, were purchased by the Trustee of the ESIP on behalf of 14,443 (2005: 13,017) employees at a total cost of £13.7 million (2005: £11.7 million). Allshare, the free shares element of the ESIP allows BT to provide free shares to UK employees which are held in trust for at least three years. Employees outside the UK receive cash awards equivalent to the value of the free shares. In 2006, 1% (2005: 0.5%) of pre-tax profits, amounting to £22 million, was allocated to allshare (2005: £11 million). Up to 2% of pre-tax profits would have been available subject to meeting two corporate performance targets; one of these to maintain earnings per share at the same level as in the 2005 financial year, and the other to have five percent more customers very or extremely satisfied with BT (provided the percentage of customers who are dissatisfied did not increase compared with the 2005 financial year). The earnings per share target was met but not the one for customer satisfaction. The ESIP replaced the BT Employee Share Ownership Scheme which operated for employee profit sharing until 2001.

Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADS) quarterly at a price (the Initial Base Option Price) which is 85% of the fair market price of an ADS at the start of the Initial Enrolment Period (or, in the case of employees who enrol in the ESPP after the Initial Enrolment Period, 85% of the fair market price of an ADS on the last business day of the calendar quarter immediately following enrolment). From 15 May 2005 to 15 May 2006, 1,750,560 shares (175,056 ADSs) have been transferred to participants out of treasury under the ESPP (from 15 May 2004 to 15 May 2005, 934,782 shares (93,478 ADSs)). The third offer, with an Initial Base Option Price of US$31.52 ended in December 2005. A fourth offer was launched in December 2005 with an Initial Base Option Price of US$32.53 and will expire in December 2006.

32.	Audit services
The auditors’ remuneration for the year ended 31 March 2006 for the group was £5,549,000 (2005: £4,356,000). The audit fees payable to the company’s auditors, PricewaterhouseCoopers LLP, for the company and UK subsidiary undertakings’ statutory accounts were £3,307,000 (2005: £2,414,000). The audit fee of the company was £2,108,000 (2005: £1,503,000). The following fees for audit and non-audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the years ended 31 March 2006 and 31 March 2005.

	2006	2005
	£’000	£’000

Audit services
Statutory audit	5,494	4,108
Regulatory audit	1,065	1,423

	6,559	5,531
Further assurance services
Corporate finance advice	317	989
Other	311	110

	628	1,099
Tax services	1,775	2,912
Other services	216	434

Total	9,178	9,976

Total fees paid or payable to PricewaterhouseCoopers LLP in the UK for non-audit services in the year ended 31 March 2006 were £3,015,000 (2005: £5,171,000).
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.
     BT’s regulatory obligations require it to publish audited regulatory financial statements. The fees for regulatory work principally reflect the audit fees associated with those regulatory financial statements. The fees for tax services include tax compliance and tax advisory services.

66 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

33.	Financial instruments and risk management
The group adopted IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005. Financial information was previously prepared under UK GAAP for the financial year ended 31 March 2005. Where applicable, information for the comparative period has been separately disclosed below in order to comply with the previous requirements of UK GAAP.
     The group issues or holds financial instruments mainly to finance its operations: for the temporary investment of short-term funds; and, to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper supported by a committed borrowing facility. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts and interest and cross currency swaps.
     The group also uses financial instruments to hedge some of its currency exposures arising from its overseas short-term investment funds and other non-UK assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts and interest and cross currency swaps.
     The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
     The group’s profile of borrowings and short-term funds is managed with consideration of the cash flow from operations. These borrowings and short-term funds are managed by the centralised treasury operation. The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investment in financial instruments is partially undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board.
     During the year ended 31 March 2006 the group’s net debt (note 9) reduced from £8.0 billion to £7.6 billion mainly due to operational and working capital inflows. During the 2006 financial year two substantial notes matured, namely the 2005 US dollar 7.875% notes and 2006 Euro 6.375% notes amounting to £3.8 billion and were primarily funded from current financial assets and cash and cash equivalents. The group utilised its commercial paper programme during the year, which was supported by a committed borrowing facility, as well as raising a sterling floating rate borrowing of £1 billion.
     During the year ended 31 March 2005, the group’s net debt reduced from £8.5 billion to £8.0 billion mainly from working capital inflows and proceeds from the sale of investments. During the 2005 financial year, the group restructured some of its swaps portfolio. As a result, the group terminated cross currency and interest rate swaps with a total nominal of £2.9 billion. A number of new swaps were transacted which had the same risk management objective as some of those swaps which were terminated. This resulted in the group paying £107 million in reducing gross debt and receiving a net £14 million of interest receipts. The interest receipts and payments on restructuring were included within deferred income and other debtors respectively and were to be amortised to the income statement over the term of the underlying hedged debt. Upon adoption of IAS 32 and IAS 39 from 1 April 2005, a portion of the interest payments on restructuring was written off to reserves.
     There has been no change in the nature of the group’s risk profile between 31 March 2006 and the date of these financial statements.

Interest rate risk management
The group has interest bearing financial assets and financial liabilities. The group’s policy is to ensure that at least 70% of net debt is at fixed rates. In order to manage this profile, the group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed sterling interest rates after applying the impact of hedging instruments. At 31 March 2006, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion compared to £5.3 billion at 31 March 2005.
     At 31 March 2006, the group’s fixed:floating interest rate profile, after hedging, on net debt was 84:16 (2005: 95:5).
     Based on the composition of net debt at 31 March 2006, a one percentage point increase in interest rates would increase the group’s annual finance expense by around £10 million. This is consistent with the position at 31 March 2005.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 67

33.	Financial instruments and risk management continued
Foreign exchange risk management
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.
     Most of the group’s current revenue is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings, which totalled £5.4 billion at 31 March 2006, are used to finance its operations. The borrowings have been predominantly swapped to sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2006 to fall by less than £150 million, with an insignificant effect on the group’s profits. This is consistent with the position at 31 March 2005.
     At 31 March 2006, the group had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £6.4 billion (2005: £9.8 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from one to 25 years. The values of forward currency contracts included in the gross notional principal at 31 March 2006 were £809 million (2005: £427 million) for purchases of currency and £781 million (2005: £782 million) for sales of currency. The forward currency contracts had a term remaining ranging from three to 364 days.

Credit risk management
The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where management have a legal right of set off and the ability and intention to settle net, the relevant asset and liabilities are netted within the balance sheet. The group seeks collateral or other security where it is considered necessary.
     The maximum credit risk exposure of the group’s financial assets at 31 March 2006 is represented by the amounts reported under the corresponding balance sheet headings.

Liquidity risk management
The group ensures its liquidity is maintained by entering into long and short term financial instruments to support operational and other funding requirements. The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Requirements of group companies for operating finance are met whenever possible from central resources.The group manages liquidity risk by maintaining adequate committed borrowing facilities. During the year the group utilised its commercial paper programme which was supported by a committed borrowing facility of up to £1,535 million (2005: £145 million). Of this total, £1,500 million of the borrowing facility is available for a period of five years. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period.

Price risk management
The group has limited exposure to equity securities price risk on investments held by the group.

Hedging activities
The group entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the the group’s US dollar and euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2006, the group had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £3.2 billion. The fair value of these interest rate swaps at the balance sheet date comprised liabilities of £405 million. The interest rate swaps have a remaining term ranging from four to 25 years to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 4.6% and interest payable are at a weighted average rate of 5.9%.
     At 31 March 2006, the group had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £4.8 billion. The fair value of these cross currency swaps at the balance sheet date comprised £32 million assets and £433 million liabilities. The cross currency swaps have a remaining term ranging from one to 25 years to match the underlying hedged borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 8.0% and interest payable are at a weighted average rate of 8.5%.

68 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

33.	Financial instruments and risk management continued
Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar step up interest payments on bonds. At 31 March 2006, the group had outstanding forward currency contracts with a total notional principal amount of £77 million. The fair value of the forward foreign currency contracts at the balance sheet date comprised an asset of £1 million and had a remaining term of between three and 11 months after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 12 years.
     Spot movements on forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar commercial paper issues. At 31 March 2006, the group had outstanding forward currency contracts with a total notional principal amount of £434 million. The fair value of the forward currency contracts at the balance sheet date comprised assets of £6 million and had a remaining term of between one and two months to match the cash flows on maturity of the underlying commercial paper.
     Spot movements on forward currency contracts have been designated as cash flow hedges against spot movements on currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain dollar denominated supplies. At 31 March 2006, the group had outstanding forward currency contracts with a total notional principal amount of £6 million assets and £197 million liabilities and a remaining term of less than one month after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to six years from the balance sheet date.
     The group has hedged spot movements on currency cash flows associated with US dollar denominated investments using forward currency contracts. At 31 March 2006, the group had outstanding forward currency contracts with a total notional principal amount of £759 million. The fair value of the forward foreign currency contracts at the balance sheet date comprised liabilites of £5 million and had a remaining term of less than one month.

Other derivatives
At 31 March 2006, the group recognised the fair value of an option contained in a supplier contract which required separate recognition. The option allows the supplier to acquire a certain share in one of the group’s investments based on the volume of trade. In addition, two embedded derivatives expired during the year. The first related to an option exercisable on the group’s US dollar convertible bond (see note 5) and the second related to a put option whose value was based on an underlying interest differential between sterling fixed and floating interest rates.
     At 31 March 2006, the group held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £16 million assets and £101 million liabilities as at 31 March 2006 and a maturity period of under 12 months. Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9 billion at 31 March 2006 and mature between 2014 and 2030. The interest receivable under these swap contracts are at a weighted average rate of 6.1% and interest payable are at a weighted average rate of 7.7%. The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their valuation movements.

Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2006 and 2005. The carrying amounts are included in the group balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the group would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount		Fair value

	2006	2005	2006	2005
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds, debentures and notes	7,140	10,481	7,946	11,793
Finance leases	845	1,100	885	1,108
Other loans and borrowings	1,950	424	1,976	452
Derivatives:[a]
Current and non current assets	88	161	88	197
Current and non current liabilities	1,152	847	1,152	1,692

[a]The net fair values of derivatives under previously reported UK GAAP amounted to £1,435 million in the 2005 financial year, which compares to £1,495 million reported in the table above (being £197 million assets less £1,692 million liabilities). Under UK GAAP, the fair value excluded interest accruals which were carrying amounts reported within accrued income and accrued expenses.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 69

33.	Financial instruments and risk management continued
Financial liabilities
The following tables set out the exposure of financial liabilities to market pricing and interest cash flow risk and currency risk. The maturity profile of financial liabilities reflects the contractual repricing dates.

	2006
	Listed bonds, debentures and notes	Effect of hedging and interest [a]	Adjusted listed bonds, debentures and notes	Finance leases	Effect of hedging and interest [a]	Adjusted finance leases	Other loans and borrowings	Effect of hedging and interest [a]	Adjusted other loans and borrowings	Current and non-current trade and other payables	[b]	Current and non-current provisions	[c]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m

Fixed rate interest
Pound sterling	2,022	4,077	6,099	108	–	108	275	429	704	–		–
Euro	790	(790)	–	–	–	–	371	(371)	–	–		–
US dollar	4,037	(4,037)	–	–	–	–	66	(66)	–	–		–

Total fixed rate interest financial liabilities	6,849	(750)	6,099	108	–	108	712	(8)	704	–		–

Floating rate interest
Pound sterling	291	691	982	568	(9)	559	1,238	(3)	1,235	–		–
Euro	–	–	–	169	–	169	–	–	–	–		–

Total floating rate interest financial liabilities	291	691	982	737	(9)	728	1,238	(3)	1,235	–		–

Total interest bearing financial liabilities	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939	–		–

Non interest bearing financial liabilities
Pound sterling	–	–	–	–	–	–	–	–	–	5,623		298
Euro	–	–	–	–	–	–	–	–	–	1,053		–
US dollar	–	–	–	–	–	–	–	–	–	402		–
Other	–	–	–	–	–	–	–	–	–	82		–

Total	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939	7,160		298

Maturity profile of interest bearing financial liabilities based on contractual repricing dates

Less than one year	700	682	1,382	737	(9)	728	1,810	(11)	1,799
Between one and two years	624	(624)	–	–	–	–	–	–	–
Between two and three years	–	–	–	–	–	–	140	–	140
Between three and four years	120	(120)	–	–	–	–	–	–	–
Between four and five years	2,503	7	2,510	–	–	–	–	–	–
Greater than five years	3,193	(4)	3,189	108	–	108	–	–	–

Total interest bearing financial liabilities	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939

Weighted average effective fixed interest rates

	%		%	%		%	%		%
Pound sterling	7.3		8.8	10.4		10.4	9.1		6.4
Euro	7.6		–	–		–	2.6		–
US dollar	8.8		–	–		–	4.7		–

[a]Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest and fair value adjustments for hedged risk recognised in carrying amounts.

[b]The carrying amount excludes £1,120 million of current and £40 million of non current trade and other payables which relate to non financial liabilities and includes current tax liabilities.
[c]The carrying amount excludes £9 million of current and £24 million of non current provisions which relate to non financial liabilities.

The floating rate financial liabilities bear interest rates fixed in advance for periods ranging from one day to one year by reference to LIBOR.

70 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

33.	Financial instruments and risk management continued
Financial assets
The following tables set out the exposure of financial assets to market pricing and interest cash flow risk and currency risk. The maturity profile of financial assets reflects the contractual repricing dates.

	2006

	Current investments	Effect of hedging and interest [a]	Adjusted current investments	Non current investments	Cash and cash equivalents	Effect of hedging and interest	[a]	Adjusted cash and cash equivalents	Trade and other receivables	[b]
	£m	£m	£m	£m	£m	£m		£m	£m

Fixed rate interest
Pound sterling	3	–	3	–	19	–		19	–
Euro	–	–	–	–	6	–		6	–

Total fixed rate financial assets	3	–	3	–	25	–		25	–

Floating rate interest
Pound sterling	13	342	355	–	1,104	422		1,526	–
Euro	–	–	–	67	215	–		215	–
US dollar	348	(348)	–	226	522	(422)		100	–
Other	–	–	–	32	76	–		76	–

Total floating rate financial assets	361	(6)	355	325	1,917	–		1,917	–

Total interest bearing financial assets	364	(6)	358	325	1,942	–		1,942	–

Non interest bearing financial assets
Pound sterling	–	–	–	67	–	–		–	20,121
Euro	–	–	–	1	–	–		–	843
US dollar	–	–	–	2	–	–		–	673
Other	–	–	–	2	–	–		–	122

Total	364	(6)	358	397	1,942	–		1,942	21,759

[a]Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest recognised in carrying amounts.

[b]The carrying amount excludes £1,254 million of current trade and other receivables which relate to non-financial assets.

The maturity profile of interest bearing financial assets based on contractual repricing dates is less than one year. The floating rate financial assets bear interest rate in their respective currencies, fixed in advance for periods ranging from one day to one year by reference to LIBOR and EURIBOR.

Additional financial instrument disclosures required under UK GAAP for the 2005 financial year
The following information is provided in accordance with the requirements of FRS 13, ‘Derivatives and other financial instruments: disclosures’. The financial information excludes all of the group’s short-term receivables and payables.

Financial liabilities
After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group’s financial liabilities at 31 March 2005 was:

	2005

	Fixed rate financial liabilities	Floating rate financial liabilities	Financial liabilities on which no interest is paid	Total
Currency:	£m	£m	£m	£m

Total (Sterling)	7,488	5,101	–	12,589

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	2005

	Weighted average interest rate	Weighted average period for which rate is fixed
Currency:	%	Years

Sterling	8.8	11

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR.
     The maturity profile of financial liabilities is as given in note 17.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 71

33.	Financial instruments and risk management continued
Financial assets
After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group’s financial assets at 31 March 2005 was:

	2005

	Fixed rate	Floating rate	Financial assets
	financial	Financial	on which no
	assets	assets	interest is paid	Total
Currency:	£m	£m	£m	£m

Sterling	106	4,695	8	4,809
Euro	–	–	1	1
Other	–	–	4	4

Total	106	4,695	13	4,814

The sterling fixed rate financial assets yield interest at a weighted average of 4.4% for a weighted average period of 22 months.
The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

Fair values of financial assets held for trading

2005 £m

Net gain included in profit and loss account	18
Fair value of financial assets held for trading at 31 March	546

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2005 did not differ materially from the year end position.

Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2005 are as follows:

	2005

	Gains	Losses
	£m	£m

Gains and losses:
recognised in the year but arising in previous years[a]	124	59
unrecognised at the balance sheet date	47	799
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a] expected to be recognised in the following year:	545	165
unrecognised at balance sheet date	36	51
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	136	39

[a]Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

Currency exposures
The table below shows the currency exposures of the group’s net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non UK operations. At 31 March, these exposures were as follows:

	2005

	Sterling	US dollar	Euro	Other	Total
	£m	£m	£m	£m	£m

Functional currency of group operation:
Sterling	–	(53)	6	(1)	(48)
Euro	2	–	–	–	2

Total	2	(53)	6	(1)	(46)

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

72 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

34.	Explanation of transition to IFRS
These are the group’s first consolidated financial statements prepared in accordance with EU-adopted IFRS.
     The accounting policies set out on pages 27 to 34 have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information for the year ended 31 March 2005 and the preparation of an opening balance sheet at 1 April 2004, the group’s date of transition. IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IAS 32, ‘Financial Instruments: Disclosure and Presentation’ have not been applied to the comparative periods because the group has taken a transitional exemption and adopted these standards prospectively from 1 April 2005.
     In preparing its opening IFRS balance sheet, the group has made adjustments to amounts previously reported in its financial statements under UK GAAP. IFRS and UK GAAP are not directly comparable. An explanation of how the transition from previous UK GAAP to IFRS has affected the group’s financial position is set out below.

		31 March 2005	1 April 2004
	Notes	£m	£m

Total equity under UK GAAP		23,532	21,579

Adjustments to equity to conform with IFRS (net of deferred tax):
Employee benefits	a	(4,092)	(4,390)
Share based payments	b	18	(11)
Goodwill and other intangibles	c	16	–
Dividends	d	–	454
Leases	e	(288)	(215)

Total reduction in equity		(4,357)	(4,151)

Total equity under IFRS		19,186	17,417

		2005
	Notes	£m

Profit for the year under UK GAAP		2,504

Adjustments to profit to conform with IFRS (net of deferred tax):
Employee benefits	a	86
Share based payments	b	(21)
Goodwill and other intangibles	c	16
Leases	e	(73)

Total adjustment to profit for the year		8

Profit for the year under IFRS		2,512

Under IAS 7, ‘Cash Flow Statements’ movements in cash and cash equivalents are reconciled. Under UK GAAP movements in cash balances only are reconciled. The change in the presentation of the cash flow statement under IAS 7 has no impact on the cash flow generated by the group.

Effect of IAS 32 and IAS 39 transitional adjustment (note f)

	31 March 2005	Transition adjustment	1 April 2005
	£m	£m	£m

Non current assets
Derivative financial instruments	18	5	23
Investments	67	5	72

Current assets
Trade and other receivables	23,738	(275)	23,463
Derivative financial instruments	143	31	174
Loans and receivables	2,003	45	2,048
Available-for-sale assets	1,147	2	1,149

Current liabilities
Trade and other payables	(7,074)	861	(6,213)
Derivative financial instruments	(375)	(321)	(696)
Loans and other borrowings	(4,261)	(111)	(4,372)

Non current liabilities
Loans and other borrowings	(7,744)	(194)	(7,938)
Deferred tax liabilities	(1,715)	272	(1,443)
Derivative financial instruments	(472)	(524)	(996)

Reserves	16,953	(204)	16,749

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 73

34.	Explanation of transition to IFRS continued
First time adoption exemptions applied
IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’ sets out the transitional rules which must be applied when IFRS is applied for the first time. The group is required to select accounting policies in accordance with IFRS valid at its first IFRS reporting date and apply those policies retrospectively. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions. The exemptions adopted by the group are as set out below.

Business combinations: the group has elected not to apply IFRS 3, ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition (1 April 2004).
Employee benefits: the group has elected to recognise all cumulative actuarial gains and losses from employee benefits schemes at the date of transition. All subsequent actuarial gains and losses have been recognised in full in the period in which they occur in the statement of recognised income and expense in accordance with IAS 19, ‘Employee Benefits’ (as amended on 16 December 2004).
Share based payments: the group has elected to apply IFRS 2, ‘Share Based Payment’ to all equity instruments granted after 7 November 2002 and which were not fully vested as at 1 January 2005.
Cumulative translation differences: the group has elected to reset the foreign currency translation reserve to zero at the transition date. Any gains and losses on subsequent disposals of foreign operations will exclude any translation differences arising prior to the date.
Financial instruments: the group has chosen to utilise the exemption from the requirements to restate comparative information for IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’, and hence these standards have been applied prospectively as of 1 April 2005.

Notes to explain the effects of IFRS in the financial statements
a.	Employee benefits
Under UK GAAP, the group previously measured pension commitments and other related post-retirement benefits in accordance with SSAP 24, ‘Accounting for Pension Costs’ with additional disclosures provided in accordance with FRS 17, ‘Retirement Benefits’. Under IFRS the group measures pension commitments and other related post-retirement benefits in accordance with IAS 19, ‘Employee Benefits’.
      Under IAS 19 the income statement charge is split between an operating charge and a net finance charge. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year. Actuarial gains and losses are recognised immediately in reserves.
     Under SSAP 24, the asset on the balance sheet represented the timing differences between the pension charge recognised in the profit and loss account and the payments made to the pension scheme. Under IAS 19, the liability on the balance sheet represents the deficit in the pension scheme. The scheme assets are valued at market value and the liabilities are discounted using a high quality corporate bond rate.
     Under SSAP 24, pension charges for the year ended 31 March 2005 were £465 million, including a charge for the amortisation of the SSAP 24 deficit in the BTPS, and an interest credit relating to the balance sheet prepayment. Under IAS 19 the total charges for the year ended 31 March, 2005 were £342 million, split between an operating charge and net finance income. Accordingly, for the year ended 31 March, 2005 there is an additional £75 million charge to operating profit and £198 million of net finance income has been recognised under IAS 19. A related deferred tax charge of £37 million has also been recognised. The net effect has been an increase in profit of £86 million.
     A pension liability has been recognised at 31 March 2005 of £4,807 million and a deferred tax asset of £1,434 million, offset by the reversal of provisions of £44 million for 31 March 2005. The pension prepayment on the UK GAAP balance sheet of £1,118 million has also been reversed, including the associated deferred tax liability. The net effect has been a reduction in equity at 31 March 2005 of £4,092 million.
     A pension liability has been recognised at 1 April 2004 of £5,136 million and a deferred tax asset of £1,541 million, offset by the reversal of provisions of £36 million. The pension prepayment of £1,172 million has also been reversed, including the associated deferred tax liability. The net effect has been a reduction in equity at 1 April 2004 of £4,390 million.

b.	Share based payment
Under UK GAAP an expense was recognised for the award of share options and shares based on their intrinsic value (the difference between the exercise price and the market value at the date of the award), with the credit recognised as a liability. The majority of BT’s share based payments are made under all employee ‘Save As You Earn’ plans which were exempt under UK GAAP and the intrinsic value of many of the senior management schemes is nil.
     Under IFRS 2, ‘Share Based Payment’, an expense is recognised in the income statement for all share based payments (both awards of options and awards of shares). This expense is based on the fair value at the date of grant of the award, using an option pricing model, and is charged to the income statement over the related performance period.
     The adoption of IFRS 2 has resulted in an increased operating charge for the year ended 31 March 2005 of £28 million. A related deferred tax benefit of £7 million, has also been recognised, with the net effect being a decrease in profit of £21 million. The credit entry for the share based payments is recognised directly in reserves as the awards are equity settled and therefore the liability recognised under UK GAAP has been reclassified to equity. The net effect has been an increase in equity of £18 million at 31 March 2005.

74 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

34.	Explanation of transition to IFRS continued
c.	Goodwill and other intangible assets
UK GAAP required goodwill to be amortised over its expected useful economic life. Under IFRS 3, ‘Business Combinations’, goodwill is no longer amortised but held at its carrying value on the balance sheet and tested annually for impairment. In addition, IAS 38, ‘Intangible Assets’ requires other intangible assets arising on acquisitions after the transition date to be separately identified and amortised over their useful economic life, often a shorter period than previously used for goodwill. As a result, intangible assets such as customer relationships and trademarks, need to be separately valued and recognised on business combinations, and then amortised over their useful economic lives.
     The UK GAAP goodwill amortisation charge in the year to 31 March 2005 of £16 million has been reversed. The other intangible assets arising from acquisitions since 1 April 2004 are being amortised over their estimated useful economic lives.
     Computer software that is not an integral part of the associated hardware is classified as an intangible asset under IAS 38. Under UK GAAP, the group’s policy was to categorise all capitalised software as tangible fixed assets. This has resulted in a balance sheet reclassification of £615 million as at 31 March 2005, but has had no impact on profit or equity.

d.	Dividends
Under UK GAAP, the dividend charge was recognised in the profit and loss account in the period to which it related. Under IAS 10, ‘Events After The Balance Sheet Date’, dividends are not recognised in the income statement but directly in reserves. In addition, the final dividend is recognised only when it has been declared and approved by the company in general meeting.
     The final dividend liability for the 2004 financial year of £454 million has been reversed at 1 April 2004 as the associated dividend had not been approved at this date.

e.	Leases
Under IAS 17 ‘Leases’ there is a requirement to view leases of land separately from leases of buildings. Furthermore, there is a requirement to recognise operating lease charges as an expense on a straight line basis. As a result, the building elements of a small number of properties have been reclassified from operating leases under UK GAAP to finance leases under IFRS, and lease rentals under the group’s 2001 sale and operating leaseback transaction are recognised on a straight line basis under IFRS.
     For those properties reclassified as finance leases, profit before tax for the year ended 31 March 2005 has been reduced by approximately £3 million as a result of the recognition of depreciation and finance lease interest charges, and the removal of the UK GAAP operating lease charges. Recognising the operating lease charges, on a straight line basis has further reduced the profit before tax for the year ended 31 March, by £101 million. A deferred tax benefit of £31 million has also been recognised, with the net effect being a £73 million reduction in profit.
     Those properties reclassified as finance leases have been capitalised and are included within property, plant and equipment at the lower of the present value of the minimum lease payments or the fair value of the lease asset, which was £93 million at 1 April 2004 and £90 million at 31 March 2005 respectively. The associated finance lease obligation has also been recognised, being £105 million and £107 million at 1 April 2004 and 31 March 2005, respectively. The excess of the sales proceeds over the previous carrying value has been deferred, and is being recognised in the income statement over the lease term. The deferred gain included in deferred income at 1 April 2004 and 31 March 2005 was £44 million and £42 million, respectively. Where the operating lease rentals are recognised on a straight line basis, the difference between the amounts recognised in the income statement and the lease payments is included in other creditors, and amounted to £251 million and £352 million at 1 April 2004 and 31 March 2005 respectively. A deferred tax liability of £100 million and £123 million at 1 April 2004 and 31 March 2005 has been recognised. The net effect of the above has been a reduction in equity of £215 million and £288 million at 1 April 2004 and 31 March 2005, respectively.

f.	Financial instruments
Under UK GAAP, the group previously measured financial assets and liabilities in accordance with the principles of FRS 4, ‘Capital Instruments’, FRS 5, ‘Reporting the Substance of Transactions’ and SSAP 20, ‘Foreign Currency Translation’. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13, ‘Derivatives and Other Financial Instruments: Disclosures’ setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.
     IAS 39 requires all derivative financial instruments to be recorded at fair value on the balance sheet. The fair value of derivative financial instruments recognised on the balance sheet on transition at 1 April, 2005 was a net liability of £1.5 billion. This fair value included a net liability of £0.7 billion which was previously recognised under UK GAAP, reflecting the currency element of financial instruments and accrued interest associated with derivatives. The additional net liability of £0.8 billion arising on transition resulted in a corresponding net decrease to equity. Future market interest rate and currency movements will give rise to adjustments to these fair values. Where hedge accounting cannot be applied under the prescriptive rules of IAS 39, changes in fair values of derivative financial instruments will impact the income statement.
     In addition, the majority of the gains and losses associated with terminated derivative financial instruments that were deferred under UK GAAP have been reclassified to reserves in accordance with the transitional rules of IFRS 1, resulting in an additional net increase to equity of £0.3 billion.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 75

34.	Explanation of transition to IFRS continued
Certain financial assets and financial liabilities are required to be recorded at amortised cost under IAS 39. Under UK GAAP, the majority of this amortised cost value was reflected on the balance sheet but elements were separately recorded in current assets and current liabilities. These amounts have been reclassified on transition to either financial assets or loans and borrowings to recognise the respective instruments at amortised cost.
     The adjustments described above, on adoption of IAS 32 and IAS 39, have resulted in an overall reduction in total equity as at 1 April 2005 of £476 million (£204 million net of deferred taxation).

g.	Other adjustments and reclassifications
There are a number of other minor adjustments and reclassifications which include:
–
The group’s share of results of associates and joint ventures is presented net of tax and finance income on the face of the income statement. Previously under UK GAAP the group’s share of associates and joint ventures’ interest and tax was included in the relevant interest and tax line of the income statement.

–
Liquid investments with maturities of less than three months at acquisition are classified within cash and cash equivalents under IAS 7, ‘Cash Flow Statements’ rather than as current asset investments under UK GAAP.

–
Cash flow statements prepared in accordance with IAS 7, ‘Cash Flow Statements’ have a different presentational format. Although the underlying cash flows remain the same as previously reported, the cash flow statement reflects movements in cash and cash equivalents. In addition, certain leases are now classified as finance leases which had previously been treated as operating leases.

–
Under UK GAAP, loans and borrowings and current asset investments were held at foreign currency rates prescribed in the hedging instrument where hedging had been applied in accordance with the group’s accounting policies. Under IAS 21, ‘The Effects of Changes in Foreign Exchanges Rates’, such forward rate adjustments are required to be disclosed separately and have therefore been reclassified. On adoption of IAS 39 from 1 April 2005, such forward rate adjustments form part of the overall fair value of derivative financial instruments.

–	Foreign exchange gains and losses on certain intercompany loans are recognised in the income statement. Under UK GAAP these amounts were recognised in reserves.
–
Profits on the sale of property fixed assets are classified within other operating income on the face of the income statement. Under UK GAAP, these amounts had previously been disclosed after operating profit.

–
The group has historically recognised revenue arising from calls to our premium rate numbers on a gross basis, with amounts paid to service providers recorded separately within operating costs. In light of the transition to IFRS and changing market practice we have reviewed the presentation of these arrangements. We have decided to change our presentation to a net basis for these calls where we provide basic transmission and connectivity only. For those calls where we add value by providing interactivity and a more significant and valuable part of the service, the associated revenue will continue to be reported on a gross basis. Whilst reducing revenue and operating costs, this change has had no impact on reported profit, cash flows or the balance sheet. The impact on revenue and operating costs was £194 million for the year ended 31 March 2005.

35.	United States Generally Accepted Accounting Principles
The group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), which differ in certain respects from those applicable in the US. For BT there are no differences between IFRS as adopted for use in the EU and IFRS as published by the IASB.

(I)	Differences between IFRS and United States Generally Accepted Accounting Principles (US GAAP)
The following are the main differences between IFRS and US GAAP which are relevant to the group’s consolidated financial statements.

(a)	Sale and leaseback of properties
Under IFRS, the sale of BT’s property portfolio is treated as a disposal and the vast majority of the subsequent leaseback is an operating lease. Under US GAAP as BT has a continuing interest in the properties, these properties are recorded on the balance sheet at their net book value, a leasing obligation is recognised and the gain on disposal is deferred until the properties are sold and vacated by BT and the corresponding lease obligation is terminated. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b)	Pension costs
Under IFRS, pension costs are accounted for in accordance with IAS 19. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 ‘Employers’ Accounting for Pensions’ and 88 ‘Employer’s Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits’. Differences between the IFRS and US GAAP amounts arise primarily due to differences in recognition of actuarial gains and losses and the application of different measurement dates. Under IFRS, actuarial gains and losses are recognised in the statement of recognised income and expense whereas under US GAAP actuarial gains and losses are amortised over the average remaining service period.
     Under US GAAP if the accumulated benefit obligation (ABO) exceeds the fair value of plan assets, the employer is required to recognise a liability that is at least equal to the unfunded ABO.

76 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

35.	United States Generally Accepted Accounting Principles continued
(c)	Capitalisation of interest
Under IFRS, the group has chosen not to capitalise interest. Under US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in property, plant and equipment, and depreciated over the lives of the related assets. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2006 under US GAAP, gross capitalised interest of £350 million (2005: £349 million) was subject to depreciation over periods of 3 to 25 years determined by the nature of the related asset.

(d)	Financial instruments
The group exercised the exemption available under IFRS 1 to adopt IAS 32, ‘Financial Instruments: Disclosure and Presentation’ (IAS 32) and IAS 39, ‘Financial Instruments: Recognition and Measurement’ (IAS 39) from 1 April 2005. The comparative periods are therefore presented in accordance with UK GAAP.
     Under UK GAAP, investments are held on the balance sheet at historical cost. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify or were not designated as hedges under US GAAP.
     From 1 April 2005 the group adopted IAS 32 and IAS 39 which gave rise to differences in accounting treatments applied under US GAAP SFAS No 133 ‘Accounting for Derivative Instruments and Hedging Activities’. On adoption of IAS 39, all derivative financial instruments and the fair value of the hedged risks, where a hedged item is in a fair value hedge, were recognised as a one time transition adjustment to equity and resulted in a transitional difference between US GAAP and IFRS.
     Under IFRS, certain cash flow hedges result in a hedged non-financial asset or liability being adjusted from the equity reserve for the applicable hedged amount. US GAAP does not allow the amounts taken to equity to be transferred to the initial carrying amount of the non-financial asset or liability. The amounts remain in equity and are recognised in earnings as the non-financial asset is depreciated or disposed.
     The group did not claim hedge accounting under US GAAP for certain items designated as hedges under IFRS. As a result, certain gains or losses on derivatives held in the cash flow reserve or translation reserve are credited or charged to the income statement under US GAAP. In addition, under IFRS, the hedged risk associated with a hedged item is fair valued where the item has been designated in a fair value hedge. As hedge accounting has not been claimed for those items under US GAAP, this fair value adjustment will not be reflected. These differences will reverse out as the derivatives or hedged items mature, are sold or expire.
     The fair value and book value of derivative instruments as at 31 March 2006 and 31 March 2005 is disclosed in note 33.
     IFRS prescribes four investment categories, namely held for trading, available-for-sale, loans and receivables and held to maturity. US GAAP prescribes only three categories, namely held for trading, available-for-sale and held to maturity. Whilst the held for trading and available for sale categories are similar under both GAAPs, items held in loans and receivables under IFRS are generally classified as held to maturity under US GAAP.

(e) Foreign exchange
Under US GAAP, on the sale of a foreign enterprise, foreign exchange differences within the cumulative translation adjustment (CTA) are included in net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or losses on disposal, they were reset to zero on transition to IFRS on 1 April 2004.

(f) Deferred taxation
Under both IFRS and US GAAP, provision for deferred income tax is required on a full provision basis in accordance with IAS 12 ‘Income taxes’ and SFAS No. 109 ‘Accounting for Income Taxes’.
     Under IFRS, deferred tax is recorded for temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Deferred tax assets not recognised are disclosed in note 21.
     Under US GAAP deferred taxes are recorded on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Additionally, assets and liabilities are presented separately where the timing of further recognition does not match and deferred tax balances are split where applicable between current and non current.
     Deferred tax adjustments in the IFRS to US GAAP reconciliation are primarily the result of the deferred tax impact of the other US GAAP adjustments made in the reconciliation. However, tax adjustments also arise in respect of the timing of recognition of deferred tax on share options and current tax benefits.
     At 31 March 2006, total deferred tax liabilities were £1,767 million primarily in respect of accelerated capital allowances and total deferred tax assets were £1,454 million, primarily in respect of pension obligations.
     The total valuation allowance recognised for deferred tax assets was as follows:

	2006	2005	Movement in year
	£m	£m	£m

Capital losses	5,493	4,436	1,057
Operating losses not utilised	775	860	(85)
Other	271	705	(434)

Total	6,539	6,001	538

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 77

35.	United States Generally Accepted Accounting Principles continued
(g)	Impairment of property, plant and equipment
Certain network assets previously impaired did not meet the US GAAP criteria for impairment under SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’.
     US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment exists if the sum of these cash flows is less than the carrying amount of the assets. The impairment loss recognised in the income statement is based on the asset’s fair value, being either market value or the sum of discounted future cash flows. The assets that were not impaired under US GAAP are continuing to be depreciated over their remaining useful lives.

(h)	Revenue
Under IFRS, long-term contracts to design, build and operate software solutions are accounted for under IAS 18 ‘Revenue’, under which revenue is recognised as earned over the contract period.
     Under US GAAP these contracts are accounted for as multiple element arrangements under EITF 00-21 and SOP 97-2 ‘Software Revenue Recognition’. As vendor specific objective evidence to support the fair value of the separate elements to be delivered is unavailable, revenue of £109 million under certain contracts is deferred in the 2006 financial year (2005: £162 million). There was no impact on net income due to the deferral of costs on these contracts. Total deferred revenue and costs recorded under US GAAP at 31 March 2006 was £348 million (2005: £239 million).

(i) Share based payments
Under IFRS 2, ‘Share Based Payment’, share options are fair valued at their grant date and the cost is charged to the income statement over the relevant vesting periods.
     BT early adopted SFAS No. 123 (R), ‘Share-Based Payment’ on 1 April 2005 using the modified prospective transition method. Previously the company adopted the disclosure-only provisions in SFAS No. 123, ‘Accounting for Stock Based Compensation’ and accounted for share options in accordance with APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’.
     Under the transition method, compensation cost recognised during the 12 months to 31 March 2006 includes (a) compensation cost for all share based payments granted prior to but not yet vested at 1 April 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to 1 April 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 (R).
     Results for prior periods have not been restated.
     As required by SFAS 123(R), the following table illustrates the effects on income from continuing operations, income before tax, net income and basic and diluted earnings per share in respect of the 2005 financial year, when share-based payment arrangements were accounted for under Accounting Principles Board Opinion No.25. There were no impacts from adoption on the cash flows of the group.

2005
£m

Net income as reported	1,980
Share based employee compensation cost included in net income	26
Share based employee compensation cost that would have been included in net income if the fair-value-based method had been applied to all awards	(37)
Deferred tax	3

Pro forma net income as if the fair-value-based method had been applied to all awards	1,972

(j) Goodwill
The group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition prior to 1 April 1998 against retained earnings. Goodwill arising on acquisitions completed after 1 April 1998 was capitalised and amortised on a straight line basis over its useful economic life. Following transition to IFRS, goodwill is no longer amortised but tested annually for impairment and the amount of goodwill previously recorded at the transition date was carried forward under IFRS.
     Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. BT adopted SFAS No. 142 on 1 April 2002 and goodwill is no longer amortised but tested annually for impairment. There was no goodwill impairment charge in the year ended 31 March 2006 (2005: nil).

(k) Property rationalisation provision
In the 2003 financial year, a provision in connection with the rationalisation of the group’s London office property portfolio was recorded. Under US GAAP, in accordance with SFAS No. 146, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties. All these properties were exited by 31 December 2004.

(l) Contingent consideration
Under IFRS contingent consideration in respect of acquisitions is recorded when the outcome of the contingency is considered more likely than not. Under US GAAP the consideration is recorded when the contingent event has occurred.

78 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

35.	United States Generally Accepted Accounting Principles continued
(m) Sale of investments and group undertakings
In November 2001, the group sold its O2 business to mmO2 plc for £18,489 million. The transaction was recorded as a sale. On transition to IFRS, this amount remained an asset of the group. Under US GAAP, the carrying value of the investment is recognised as a dividend distribution to the group’s parent at the time of the transaction.

(n) Termination benefits
Under US GAAP, the fair value of termination benefits for employees who are to be retained beyond their minimum contractual retention period is recognised on a straight line basis over the future service period. Under IFRS these costs are recognised when the employees agree to leave the group.

(II)	Net income and shareholders’ equity reconciliation statements
The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders’ equity from that reported under IFRS to that which would have been reported had US GAAP been applied.

Net income Year ended 31 March	Note	2006 £m	2005 £m

Profit attributable to equity shareholders of the parent under IFRS		2,242	2,513
Adjustment for:
Sale and leaseback of properties	a	(18)	21
Pension costs	b	(220)	(333)
Capitalisation of interest	c	(16)	(13)
Financial instruments	d	(436)	(415)
Foreign exchange	e	39	–
Impairment of property, plant and equipment	g	(38)	(24)
Share based payment	i	(1)	13
Property rationalisation provision	k	–	(5)
Termination benefits	n	–	(20)
Deferred taxation	f	3	3

		1,555	1,740
Tax effect of US GAAP adjustments		203	240

Net income as adjusted for US GAAP		1,758	1,980

Shareholders’ equity At 31 March		2006 £m	2005 £m

Total parent shareholders’ equity under IFRS		20,028	19,136
Adjustment for:
Sale and leaseback of properties	a	(1,067)	(1,049)
Sale of investments and group undertakings	m	(18,489)	(18,489)
Pension costs	b	(1,228)	636
Capitalisation of interest	c	164	178
Goodwill	j	107	113
Financial instruments	d	3	(382)
Impairment of property, plant and equipment	g	40	77
Current liabilities	l	7	–
Deferred taxation	f	(53)	(56)

		(488)	164
Tax effect of US GAAP adjustments		314	(157)

Shareholders’ equity as adjusted for US GAAP		(174)	7

Reclassifications
The following reclassifications would need to be made in addition to those disclosed elsewhere and in the above reconciliation of shareholders’ equity in order to present amounts that are in accordance with US GAAP.

•	A pensions intangible asset of £31 million (2005: £55 million) would be recognised separately from retirement obligations;
•	The current portion of pension obligations of £630 million (2005: £459 million) would be shown as a current liability;
•	Cash and cash equivalents and current liabilities would increase by £181 million (2005: £2 million) in respect of bank overdrafts;
•	Trade and other receivables and trade and other payables would be £348 million higher (2005: £239 million) – see note (h);
•
A finance lease obligation of £2,325 million and property, plant and equipment of £780 million would be shown and trade and other payables would be £478 million lower in respect of the property sale and finance leaseback transaction as described in note (a) and,

•
Current assets would be £11 million lower (2005: £6 million lower), current liabilities would be £2 million lower (2005: £146 million higher) and long term borrowings would be £12 million lower (2005: £230 million higher) in respect of financial instruments.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 79

35.	United States Generally Accepted Accounting Principles continued
(III)	Consolidated statements of cash flows
The group cash flow statements are presented in accordance with IAS 7. The statements prepared under IAS 7 present substantially the same information as that required under SFAS No. 95, ‘Statement of Cash Flows’.
     If the cash flow statement had been prepared in accordance with SFAS No. 95, the net increase in cash and cash equivalents would have been higher by £179 million (2005: unchanged). This is because under IAS 7, bank overdrafts are classified as a movement in cash and cash equivalents, while under US GAAP, the movements in bank overdrafts are classified as a financing activity.

(IV)	Pension costs
The following position for the main pension scheme (BTPS) is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements. The liabilities of the BTPS represent substantially all of the group’s pension obligations.
     The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 7.11% (2005: 7.27%). The components of the net periodic pension cost for the main pension scheme comprised:

	2006 £m	2005 £m

Service cost	538	507
Interest cost	1,784	1,745
Expected return on scheme assets	(2,042)	(1,897)
Amortisation of prior service costs	24	24
Amortisation of loss	215	263

Net periodic pension cost under US GAAP	519	642

The information required to be disclosed in accordance with SFAS No. 132(R), ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’ concerning the funded status of the main scheme at 31 March 2006 and 31 March 2005, based on the valuations at 1 January 2006 and 1 January 2005, respectively, is given below.

	2006 £m	2005 £m

Minimum liability, intangible asset and other comprehensive income
Plan assets at fair value	34,293	29,169
Accumulated benefit obligation	37,850	33,160

Minimum liability	3,557	3,991
Net amount recognised at end of year	(2,604)	(2,535)

Minimum additional liability	953	1,456
Intangible asset as at 31 March
Unrecognised prior service cost	(31)	(55)

Accumulated other comprehensive income	922	1,401

	2006 £m	2005 £m

Changes in benefit obligation
Benefit obligation at the beginning of the year	34,336	32,448
Service cost	538	507
Interest cost	1,783	1,745
Employee contributions	21	50
Actuarial movement	3,438	943
Other changes	–	7
Benefits paid or payable	(1,385)	(1,364)
Translation	(1)	–

Benefit obligation at the end of the year	38,730	34,336

The benefit obligation and pension cost for the main pension scheme were determined using the following assumptions at 1 January 2006, 2005 and 2004:

	2006 per annum %	2005 per annum %	2004 per annum %

Discount rate	4.7	5.3	5.5
Rate of future pay increases	3.4	3.6	3.6
Rate of future pension increases	2.6	2.6	2.6

Contributions expected to be paid to the BTPS during the 2007 financial year are estimated at £630 million, including £232 million of deficiency contributions.

80 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

35.	United States Generally Accepted Accounting Principles continued
Estimated future benefit payments are as follows:
£m

Year ending 31 March 2007	1,421
Year ending 31 March 2008	1,458
Year ending 31 March 2009	1,512
Year ending 31 March 2010	1,577
Year ending 31 March 2011	1,655
1 April 2011 to 31 March 2016	9,491

	2006 £m	2005 £m

Changes in scheme assets
Fair value of scheme assets at the beginning of the year	29,169	26,675
Actual return on scheme assets	6,039	3,419
Employer contributions[a]	450	382
Employee contributions	21	50
Other changes	–	7
Benefits paid or payable	(1,385)	(1,364)
Translation	(1)	–

Fair value of scheme assets at the end of the year	34,293	29,169

	2006 £m	2005 £m

Funded status under US GAAP
Projected benefit obligation in excess of scheme assets	(4,437)	(5,167)
Unrecognised prior service costs[b]	31	55
Other unrecognised net actuarial losses	1,802	2,577

Net amount recognised under US GAAP	(2,604)	(2,535)

[a]The employer contributions for the year ended 31 March 2006 includes special contributions of £54 million (2005: £6 million).
[b]Unrecognised prior service costs on scheme benefit improvements are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

Asset allocation
The Trustees of the main pension scheme approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment returns within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

	Year ended 31 December 2005
	Fair value £ bn	%	Target %

Equities	20.3	59	58
Fixed interest bonds	5.4	16	16
Index linked securities	3.2	9	9
Property	4.2	12	12
Cash and other	1.2	4	5

	34.3	100	100

	Year ended 31 December 2004
	Fair value £ bn	%	Target %

Equities	18.3	63	63
Fixed interest bonds	4.4	15	16
Index linked securities	2.7	9	9
Property	3.8	13	12

	29.2	100	100

The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts of future returns. The expected return of 7.11% per annum used for the calculation of pension costs for the year ending 31 March 2006 is consistent with that adopted for IAS 19.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 81

35.	United States Generally Accepted Accounting Principles continued
(V)	Income statement in US GAAP format
The group income statements on page 35 comply with IFRS and the directors believe they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting specific items because these items predominantly relate to corporate transactions rather than the trading activities of the group. For SEC reporting purposes this presentation may be considered ‘non GAAP’ and therefore the group has also prepared the following income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The numbers disclosed in the following income statement are prepared under IFRS.

	2006 £m	2005 £m

Revenue	19,514	18,429
Operating expenses:
Payroll costs	4,060	3,826
Depreciation and amortisation	2,884	2,844
Payments to telecommunication operators	4,045	3,725
Other operating expenses	6,249	5,585

Total operating expenses	17,238	15,980

Net operating income	2,276	2,449
Other income, net	228	551
Net interest income	515	368
Income taxes	(792)	(817)
Equity in earnings (losses) of investees	16	(39)
Minority interests	(1)	1

Net income	2,242	2,513

(VI)	US GAAP developments
In November 2005, the FASB issued Financial Staff Position (‘FSP’) FAS 115-1 and FAS 124-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,’ which nullifies certain requirements of Emerging Issues Task Force (‘EITF’) Issue No. 03-1, ‘The Meaning of Other- Than-Temporary Impairment and Its Application to Certain Investments’ and supersedes EITF Abstracts Topic No. D-44, ‘Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.’ The guidance in this FSP is applied to reporting periods beginning after 15 December 2005. BT does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.
     In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3’. SFAS No. 154 requires retrospective application of prior periods’ financial statements for changes in accounting principles. SFAS No. 154 applies to accounting periods beginning after 15 December 2005. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the group.
     In February 2006, the FASB issued FASB Staff Position No. FAS 123(R)-4, ‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event’ (‘FSP FAS 123(R)-4’). FSP FAS 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to liability award. The application of this FSP did not have a material impact on the results or net assets of the group.
     In February 2006, the FASB issued SFAS No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’, that amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, and SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’. This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’ The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Additionally it clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Also SFAS No. 155 amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for BT for all financial instruments acquired or issued after 31 March 2007. BT is currently evaluating the impact of this statement.
     In March 2006 the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140’ that amends SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS No. 156 is effective for BT on 1 April 2007. BT does not anticipate that the adoption of this new statement at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

82 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC

Parent company audit opinion
Independent auditors’ report to the shareholders of British Telecommunications plc
We have audited the parent company financial statements of British Telecommunications plc for the year ended 31 March 2006 which comprise the balance sheet, accounting policies and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. These parent company financial statements are set out on pages 84 to 103.
     We have reported separately on the group financial statements of British Telecommunications plc for the year ended 31 March 2006. This separate report is set out on page 26.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Report of the directors is consistent with the parent company financial statements. The information given in the Report of the directors includes that specific information presented in the Business review and Financial review that is cross referred from the Report of the directors. We also report to you if, in our opinion the Report of the directors is not consistent with the parent company financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Report of the directors, the Business review and the Financial review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion
In our opinion:
•	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 March 2006;
•	the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
•	the information given in the Report of the directors is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
19 May 2006

Financial statements of British Telecommunications PLC	British Telecommunications plc Annual Report and Form 20-F 2006 83

BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES

I	Accounting basis
As used in these financial statements and associated notes, the term ‘company’ refers to British Telecommunications plc (BT plc). These separate financial statements of the company are presented as required by the Companies Act 1985. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
     The financial statements are prepared under the historical cost convention as modified by the revaluation of certain financial instruments.
     As permitted by Section 230 of the Companies Act 1985, the company’s profit and loss account has not been presented.
     The BT plc consolidated financial statements for the year ended 31 March 2006 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1 (Revised 1996), ‘Cash Flow Statements’ not to present its own cash flow statement.
     The company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.
     The BT plc consolidated financial statements for the year ended 31 March 2006 contain financial instrument disclosures which comply with FRS 25, ‘Financial Instruments: Disclosure and Presentation’. Consequently the company has taken advantage of the exemption in FRS 25 not to present separate financial instrument disclosures for the company. In addition, the BT plc consolidated financial statements for the year ended 31 March 2005 contain financial instrument disclosures which comply with FRS 13, ‘Derivatives and other financial instruments: disclosures’. Consequently the company has taken advantage of the exemption in FRS 13 not to present separate financial instruments disclosures for the company.

II	Changes in accounting policies
The company has adopted FRS 17, ‘Retirement benefits’, FRS 20, ‘Share based payment’, FRS 21, ‘Events after the balance sheet date’, FRS 23, ‘The effects of changes in foreign exchange rates’, FRS 25, ‘Financial Instruments: Disclosure and Presentation’ and FRS 26, ‘Financial Instruments: Measurement’ in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly, except where the exemption to restate comparatives have been taken. Details of the effects of the prior year adjustments are given in note 20.

III	Turnover
Turnover represents the fair value of the consideration received or receivable for services provided and equipment sales, net of discounts and sales taxes. Turnover from the sale of equipment and rendering of services is recognised when it is probable that the economic benefits associated with a transaction will flow to the group, and the amount of revenue, and the associated costs incurred, or to be incurred, can be measured reliably. Where the group acts as agent in a transaction amounts collected on behalf of the principal are excluded from revenue.
     Turnover arising from separable installation and connection activities is recognised when it is earned, upon activation. Turnover from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Turnover from calls is recognised at the time the call is made over the group’s networks.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as turnover over the associated subscription period. Turnover arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Sales of peripheral and other equipment are recognised when all of the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Turnover and costs from long term contractual arrangements are recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For fixed price contracts, turnover and costs are recognised on the proportional performance basis. For milestone based contracts, turnover and costs are recognised at the time a milestone is achieved and accepted by the customer. An element of the costs incurred in the initial phase of contracts may be deferred when they relate directly to the specific contract, relate to future activity of the contract and will generate future economic benefits.
     The percentage of completion method relies on estimates of total expected contract turnover and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. Recognised turnover and profits are subject to revisions during the contract in the event that the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is immediately recognised.
     When a contractual arrangement consists of two or more separate elements that have value to the customer on a standalone basis, turnover is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of fair value and the appropriate revenue recognition criteria applied to each element as described above.

IV	Research and development
Expenditure on research and development is written off as incurred.

V	Leases
Assets held under finance leases are capitalised and depreciated over their useful lives. The capital element of future obligations under finance leases are recognised as liabilities. The interest element of rental obligations are charged over the period of the finance lease and represent a constant proportion of the balance of capital repayments outstanding.
     If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases by the lessee. Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period. If a sale and leaseback transaction results in an operating lease,

84 British Telecommunications plc Annual Report and Form 20-F 2006	Parent company accounting policies

any profit or loss is recognised in the profit and loss account immediately.

VI	Foreign currencies (from 1 April 2005)
Transactions in foreign currencies are translated into the company’s functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the profit and loss account except when deferred in reserves as qualifying cash flow hedges.

VII	Goodwill
Goodwill, arising from the purchase of businesses, represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.
     Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.
     If a business is subsequently sold, the appropriate unamortised goodwill is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.

VIII	Tangible fixed assets
Tangible fixed assets are stated at historical cost less depreciation.

(a)	Cost
Cost in the case of network services includes contractors’ charges, payments on account, materials, direct labour and directly attributable overheads.

(b)	Depreciation
Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.
     The lives assigned to other significant tangible fixed assets are:

Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:
duct	25 years
cable	3 to 25 years
radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Computers and office equipment	3 to 6 years
Payphones, other network equipment,
motor vehicles and cableships	2 to 20 years
Software	2 to 5 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually, and if necessary changes are recognised prospectively.

IX	Asset impairment (non-financial assets)
Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.
     An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

X	Stocks
Stocks mainly comprise items of equipment, held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

XI	Redundancy costs
Redundancy or leaver costs are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.
     Redundancy or leaver costs are charged against profit in the year in which the company is demonstrably committed to the employees leaving the company.

XII	Post retirement benefits
The company operates a funded defined benefit pension scheme, which is administered by an independent trustee for the majority of its employees.
     The company’s net obligation in respect of defined benefit pension schemes, is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the scheme assets.
     The profit and loss account charge is split between an operating charge and a net finance charge. The operating charge reflects the service costs which are spread systematically over the working lives of the employees. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of total recognised gains and losses.

XIII	Share based payment
The ultimate parent undertaking, BT Group plc, has a number of employee share schemes and share option plans, as detailed in note 31 in the BT plc consolidated financial statements, under which it makes equity settled share based payments to certain employees of the company. Equity settled share based payments are measured at fair value at the date of grant after taking into account the company’s best estimate of the number of awards expected to vest. For share based payments to employees of the company, the fair value determined at the

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2006 85

date of grant is expensed on a straight line basis together with a corresponding increase in equity over the vesting period.
     Fair value is measured using either the Binomial or Monte Carlo model, whichever is the most appropriate.
     The company has taken advantage of the transitional provisions of FRS 20 ‘Share based payment’ in respect of equity settled awards and has applied FRS 20 only to those awards granted after 7 November 2002 that were unvested at 1 April 2005.

XIV	Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

XV	Cash
Cash includes cash in hand, bank deposits repayable on demand and bank overdrafts.

XVI	Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company in general meeting. Interim dividends are recognised when they are paid.

XVII	Provisions
Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

XVIII	Financial instruments (from 1 April 2005)
The following are the key accounting policies used in the preparation of the restated 1 April 2005 opening balance sheet and subsequent periods to reflect the adoption of FRS 25 ‘Financial Instruments: Disclosure and Presentation’ and FRS 26 ‘Financial Instruments: Measurement’.

Financial assets
Purchases and sales of financial assets
All regular way purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the company.

Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
•	those that the company intends to sell immediately or in the short term, which are classified as held for trading;
•	those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Fixed asset investments
Fixed asset investments are stated at cost net of permanent diminution in value.

Available-for-sale financial assets
Non derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the profit and loss account) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Trade debtors
Trade debtors are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Impairment of financial assets
The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the profit and loss account. Reversals of impairment losses on debt instruments are taken through the profit and loss account if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the profit and loss account.
     If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery

86 British Telecommunications plc Annual Report and Form 20-F 2006	Parent company accounting policies

of such an unquoted equity instrument, has been incurred, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or other borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings.

Derivative financial instruments
The company uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the profit and loss account in net finance income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are held for trading or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Hedge accounting
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods during which the hedged transaction affects the profit and loss account.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the profit and loss account in the same period or periods during which the asset acquired or liability assumed affects the profit and loss account.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same profit and loss line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitments, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the profit and loss account, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

XIX Applicable accounting policies (to 31 March 2005)
The following accounting policies apply for the 2005 comparatives:

Debtors
Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Foreign currency translation
Transactions in foreign currencies are translated at the rate of exchange ruling at the date of transaction.
     Monetary assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. Exchange differences on monetary assets and liabilities are taken to the profit and loss account.

Fixed asset investments
Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off.

Financial instruments
The accounting policies adopted in respect of financial instruments in periods up to, and including 31 March 2005, are set out below. However, to provide comparability, certain classification principles have been applied to financial assets and liabilities for periods up to, and including 31 March 2005.
     Financial assets are classified as either financial assets at fair value through the profit and loss account, loans and receivables, held to maturity investments, or available-for-sale financial assets (see below). The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2006 87

date. Up to 31 March 2005, financial assets in these categories were held at the lower of cost and net realisable value.
     Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt.
     The effect of the currency element of currency swaps acting as hedges against financial assets and debt is reported separately in current and non current assets and liabilities.

Criteria to qualify for hedge accounting
The company considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the company’s operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments
Principal amounts underlying currency swaps are revalued at exchange rates ruling at the balance sheet date and are included in current and non current derivative financial instruments.
     Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.
     The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses included in current and non-current derivative financial instruments. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.
     The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as current and non current derivative financial instruments.

88 British Telecommunications plc Annual Report and Form 20-F 2006	Parent company accounting policies

British Telecommunications plc parent company balance sheet

		2006	2005 [a]
	Notes	£m	£m

Fixed assets
Intangible assets	1	211	19
Tangible assets	2	14,367	14,120
Derivative financial instruments	3	19	15
Investments in subsidiary undertakings, associates and joint ventures	4	34,427	27,345
Other investments	5	171	63

Total fixed assets		49,195	41,562

Current assets
Stocks		86	86
Debtors	6	15,671	22,953
Derivative financial instruments	3	69	138
Other investments	5	11,037	10,307
Cash at bank and in hand		14	6

Total current assets		26,877	33,490

Creditors: amounts falling due within one year
Loans and other borrowings	7	38,649	41,697
Derivative financial instruments	3	330	375
Other creditors	8	5,934	6,380

Total creditors: amounts falling due within one year		44,913	48,452

Net current liabilities		(18,036)	(14,962)

Total assets less current liabilities		31,159	26,600

Creditors: amounts falling due after more than one year
Loans and other borrowings	7	10,247	7,490
Derivative financial instruments	3	820	454
Other creditors	9	460	–

Total creditors: amounts falling due after more than one year		11,527	7,944

Provisions for liabilities and charges
Deferred taxation	10	1,487	1,815
Other	10	278	208

Total provisions for liabilities and charges		1,765	2,023

Net assets excluding pension liability		17,867	16,633

Pension liability	16	(1,744)	(3,330)

Net assets including pension liability		16,123	13,303

Capital and reserves
Called up share capital	11	2,172	2,172
Share premium account	12	8,000	8,000
Other reserves	12	581	752
Profit and loss account	12	5,370	2,379

Total equity shareholders’ funds		16,123	13,303

[a]The comparatives have been restated for the adoption of FRS 17, FRS 20, FRS 21 and FRS 23 by the company (see note 20).

The financial statements of the company on pages 84 to 103 were approved by the board of directors on 18 May 2006 and were signed on its behalf by

Hanif Lalani
Director

Parent company balance sheet	British Telecommunications plc Annual Report and Form 20-F 2006 89

NOTES TO THE FINANCIAL STATEMENTS

1.	Intangible fixed assets

Goodwill £m

Cost
1 April 2005	24
Additions[a]	198

At 31 March 2006	222
Accumulated amortisation
1 April 2005	5
Charge for the year	6

At 31 March 2006	11
Net book value
At 31 March 2006	211

At 31 March 2005	19

[a]Additions relate to the acquisition of the trade, assets and liabilities of a subsidiary undertaking Radianz Global Limited, for consideration of £1. The fair value of the net liabilities acquired was equivalent to their book values, resulting in goodwill of £198 million, which is being amortised over 20 years.

2.	Tangible fixed assets

	Land and buildings £m [a]	Plant and equipment £m [b]	Assets in course of construction £m	Total £m

Cost
1 April 2005	708	34,147	865	35,720
Additions	–	216	2,358	2,574
Acquisitions	–	40	–	40
Transfers	50	2,073	(2,123)	–
Disposals and adjustments	(171)	(1,145)	27	(1,289)

Total cost at 31 March 2006	587	35,331	1,127	37,045

Accumulated depreciation
1 April 2005	255	21,417	–	21,672
Charge for the year	198	2,393	–	2,591
Acquisitions	–	32	–	32
Disposals and adjustments	(173)	(1,389)	–	(1,562)

Total accumulated depreciation at 31 March 2006	280	22,453	–	22,733

Net book value at 31 March 2006	307	12,878	1,127	14,312
Engineering stores	–	–	55	55

Total tangible fixed assets at 31 March 2006	307	12,878	1,182	14,367

Net book value at 31 March 2005	453	12,730	865	14,048
Engineering stores	–	–	72	72

Total tangible fixed assets at 31 March 2005	453	12,730	937	14,120

	2006 £m	2005 £m

[a]The net book value of land and buildings comprised:
Freehold	194	318
Long leases (over 50 years unexpired)	6	5
Short leases	107	130

Total net book value of land and buildings	307	453

[b]The net book value of assets held under finance leases included within plant and equipment at 31 March 2006 was £703 million (2005: £497 million). The depreciation charge on those assets for the year ended 31 March 2006 was £169 million (2005: £154 million).

90 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the financial statements

3.	Derivative financial instruments

	2006		2005[a]

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Interest rate swaps – cash flow hedge	–	405	–	–
Other interest rate swaps	49	304	–	–
Cross currency swaps – cash flow hedge	20	417	15	592
Cross currency swaps – fair value hedge	12	16	138	237
Forward foreign exchange contracts – cash flow hedge	7	–	–	–
Other forward foreign exchange contracts	–	8	–	–

	88	1,150	153	829

Analysed as:
Non current	19	820	15	454
Current	69	330	138	375

	88	1,150	153	829

[a]The company adopted FRS 25 and FRS 26 from 1 April 2005. The comparative period has applied the company’s previous accounting policies in calculating the recognition and measurement basis for investments with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

Details of hedges in which the derivatives are utilised are disclosed in note 19.

4.	Investments in subsidiary undertakings, associates and joint ventures

		Associates
	Subsidiary	and joint
	undertakings	ventures	Total
	£m	£m	£m

Cost
1 April 2005	46,088	8	46,096
Additions	12,727	–	12,727
Disposals	(9,811)	–	(9,811)

Total cost at 31 March 2006	49,004	8	49,012

Provisions and amounts written off
1 April 2005	(18,745)	(6)	(18,751)
Disposals	4,166	–	4,166

Total provisions and amounts written off at 31 March 2006	(14,579)	(6)	(14,585)

Net book value at 31 March 2006	34,425	2	34,427

Net book value at 31 March 2005	27,343	2	27,345

Details of the principal operating subsidiary undertakings and associate are set out on page 103.

5.	Other investments

	2006	2005	[a]
	£m	£m

Fixed assets
Available-for-sale assets	60	58
Loans and receivables	2	–
Loans to group undertakings	109	5

	171	63

Current assets
Loans and receivables	977	824
Loans to group undertakings	10,060	9,483

	11,037	10,307

[a]The company adopted FRS 25 and FRS 26 from 1 April 2005. The comparative period has applied the company’s previous accounting policies in calculating the recognition and measurement basis for investments with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 91

5.	Other investments continued

Available-for-sale assets	2006	2005	[a]
	£m	£m

At 1 April	58	216
Adoption of FRS 26 (note 20)	5	–

As restated at 1 April	63	216
Additions	–	2
Revaluation deficit transfer to equity	(3)	–
Disposals	–	(160)

At 31 March	60	58

[a]The company adopted FRS 25 and FRS 26 from 1 April 2005. The comparative period has applied the company’s previous accounting policies in calculating the recognition and measurement basis for investments with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

Available-for-sale financial assets consist mainly of an investment in the shares of the ultimate parent company, BT Group plc. These shares are held in trust for the BT Group Incentive share plan, the Retention share plan, and the Deferred Bonus plan.

Loans and receivables
Loans and receivable financial assets mainly consist of fixed term debt securities denominated in sterling with a fixed coupon and options for early redemption.

6.	Debtors

	2006 £m	2005 (restated) £m

Trade debtors	1,347	1,313
Amounts owed by group undertakings	5,724	880
Amount owed by parent undertaking	6,985	19,298
Other debtors	300	397
Accrued income	779	861
Prepayments	536	204

Total debtors	15,671	22,953

7.	Loans and other borrowings

	2006 £m	2005 £m

US dollar 8.875% notes 2030 (minimum 8.625%b)	1,580	1,413
Sterling 5.75% bonds 2028	607	596
Sterling 3.5% indexed linked notes 2025	291	278
Sterling 8.625% bonds 2020	297	297
Sterling 7.75% notes 2016 (minimum 7.5%b)	709	692
Euro 7.125% notes 2011 (minimum 6.875%b)	790	771
US dollar 8.375% notes 2010 (minimum 8.125%b)	1,713	1,535
US dollar 7% notes 2007	615	529
Sterling 7.375% notes 2006 (minimum 7.125%b)	409	399
Sterling 12.25% bonds 2006	–	229
Euro 6.375% notes 2006 (minimum 6.125%b)	–	2,061
US dollar 7.875% notes 2005 (minimum 7.624%b)[d]	–	1,485

Total listed bonds, debentures and notes	7,011	10,285

Finance leases	6	8
Finance leases with group undertakings	1,036	870

Total finance leases	1,042	878

Commercial paper[c,e]	472	–
Floating rate note 2005-2009 (average effective interest rate 3.8%)	49	90
Bank overdrafts and other short-term borrowings	219	6,365
Loans from group undertakings[f]	40,103	31,569

Total other loans and borrowings	40,843	38,024

Total loans and other borrowings	48,896	49,187

[a]The company adopted FRS 25 and FRS 26 from 1 April 2005. The company previously recognised the currency value of derivatives against the loans and other borrowings balance. These recognised amounts have been reclassified in the comparative period as derivative financial instruments. In addition, the underlying borrowing is stated based on previously applied UK GAAP at the amount of net proceeds adjusted to amortise any discount over the term of the debt (see accounting policies).

[b]The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody’s or S&P subsequently increase the rating ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

[c]Hedged in a designated cash flow reserve.
[d]Includes £120 million hedged in a designated cash flow and fair value hedge.
[e]Commercial paper is denominated in sterling (£35 million), US dollar (£66 million) and euro (£371 million).
[f] Includes fixed interest bonds issued to group undertakings amounting to £2,971 million sterling and £31 million euros with maturities between 2021 and 2025.

92 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the financial statements

7.	Loans and other borrowings continued
The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.
     Apart from finance leases all borrowings as at 31 March 2006 are unsecured.

	2006 £m	2005 £m

Repayments fall due as follows:
Within one year, or on demand	38,649	41,697
Between one and two years	957	778
Between two and three years	80	796
Between three and four years	296	90
Between four and five years	2,483	245
After five years	6,428	5,581
Total due for repayment after more than one year	10,244	7,490

Total repayments	48,893	49,187
Fair value adjustments for hedged risk	3	–

Total loans and other borrowings	48,896	49,187

	Minimum lease payments		Repayment of outstanding lease obligations
	2006 £m	2005 £m	2006 £m	2005 £m

Amounts payable under finance leases:
Within one year	498	333	454	288
In the second to fifth years inclusive	623	628	582	586
After five years	14	5	6	4

	1,135	966	1,042	878
Less: future finance charges	(93)	(88)	–	–

Total finance lease obligations	1,042	878	1,042	878

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.

8.	Other creditors: falling due within one year

	2006 £m	2005 (restated) £m

Trade creditors	2,414	1,847
Amounts owed to group undertakings	966	1,044
Corporation taxes	292	604
Other taxation and social security	454	409
Other creditors	566	584
Accrued expenses	373	611
Deferred income	869	1,281

Total other creditors	5,934	6,380

9.	Other creditors: falling due after more than one year

	2006 £m	2005 £m

Other creditors	460	–

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 93

10.	Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation	Property provisions £m	[a]	Pension provisions £m	Other provisions £m	[b]	Total £m

Balances at 1 April 2005	192		37	16		245
Adoption of FRS 17 (note 20)	–		(37)	–		(37)

As restated at 1 April 2005	192		–	16		208
Profit and loss account charge	84		–	70		154
Unwind of discount	3		–	–		3
Utilised in the year	(53)		–	(34)		(87)

Total provisions at 31 March 2006	226		–	52		278

[a]Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the company’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 25 years.

[b]Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach, which will be utilised over two years.

Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.
£m

Balance at 31 March 2005 as previously reported	2,154
Adoption of FRS 17 (note 20)	(329)
Adoption of FRS 20 (note 20)	(10)

Balance at 31 March 2005 as restated	1,815
Adoption of FRS 25 and FRS 26 (note 20)	(269)

Balance at 1 April 2005	1,546
Credit recognised in profit and loss account	(16)
Credit recognised in reserves	(43)

Total deferred tax provision at 31 March 2006	1,487

	2006 £m	2005 (restated) £m

Tax effect of timing differences due to:
Excess capital allowances	1,921	1,920
Other	(434)	(105)

Total provision for deferred taxation	1,487	1,815

11.	Called up share capital
The authorised share capital of the company throughout the year ended 31 March 2006 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.
     The allotted, called up and fully paid share capital of the company was £2,172 million at 31 March 2006 (2005 – £2,172 million), representing 8,689,755,905 ordinary shares (2005 – 8,689,755,905 ordinary shares).

94 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the financial statements

12.	Reconciliation of movement in equity shareholders’ funds

	Share capital £m	Share premium account £m	[a]	Other reserves £m [c]	Profit and loss account £m	Total £m

Balances at 1 April 2004	2,172	8,000		752	5,315	16,239
Adoption of FRS 17[d]	–	–		–	(4,390)	(4,390)
Adoption of FRS 21[d]	–	–		–	454	454

As restated at 1 April 2004	2,172	8,000		752	1,379	12,303
Profit for the year (restated)[b]	–	–		–	1,690	1,690
Actuarial gain	–	–		–	307	307
Deferred tax on actuarial gain	–	–		–	(85)	(85)
Dividends (restated)[b]	–	–		–	(1,028)	(1,028)
Share based payment	–	–		–	47	47
Foreign exchange gains	–	–		–	69	69

At 31 March 2005	2,172	8,000		752	2,379	13,303
Adoption of FRS 25 and 26 (note 20)	–	–		(22)	(279)	(301)

At 1 April 2005	2,172	8,000		730	2,100	13,002
Profit for the year[b]	–	–		–	4,283	4,283
Actuarial gain	–	–		–	2,114	2,114
Deferred tax on actuarial gain	–	–		–	(634)	(634)
Dividends	–	–		–	(2,553)	(2,553)
Share based payment	–	–		–	56	56
Foreign exchange gains	–	–		–	4	4
Tax on items taken directly to equity	–	–		45	–	45
Losses on available-for-sale assets	–	–		(3)	–	(3)
Increase in fair value of cash flow hedges	–	–		88	–	88
Recognised in profit and loss in the year	–	–		(279)	–	(279)

At 31 March 2006	2,172	8,000		581	5,370	16,123

[a]The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.
[b]As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £4,283 million (2005 as restated: £1,690 million) before dividends paid of £2,553 million (2005 as restated: £1,028 million).

[c]A breakdown of other reserves is provided in note 13.
[d]The prior year comparatives have been restated following the adoption by the company of FRS 17, FRS 20 and FRS 21. Details of the restatement are given in note 20.

13.	Reconciliation of movement in other reserves

	Available-for-sale reserve	Cash flow reserve	Capital redemption reserve	Total other reserves
	£m	£m	£m	£m

Balances at 1 April 2004 and 31 March 2005	–	–	752	752
Adoption of FRS 25 and 26 (note 20)	5	(27)	–	(22)

At 1 April 2005	5	(27)	752	730
Losses on available-for-sale assets	(3)	–	–	(3)
Net fair value gains	–	88	–	88
Recognised in profit and loss in the year	–	(279)	–	(279)
Tax on items taken directly to equity	–	45	–	45

At 31 March 2006	2	(173)	752	581

14.	Related party transactions
The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.
     Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.
     The results of the company are included in the consolidated financial statements of BT Group plc. Consequently the company is exempt under the terms of FRS 8, ‘Related Party Disclosures’ from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 95

15.	Financial commitments and contingent liabilities

	2006 £m	2005 £m

Contracts placed for capital expenditure not provided in the accounts	704	688

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	17	20
Between one and five years	103	97
After five years	394	307

Total payable within one year	514	424

Operating lease commitments were mainly in respect of leases of land and buildings.
     At 31 March 2006, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the company business and on these no material losses are anticipated. The company has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The company has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$72 million (£42 million) as at 31 March 2006, although this could increase by a further US$545 million (£314 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the company.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.
     The European Commission is formally investigating the way the UK Government has set BT’s property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with EC Treaty rules preventing on state aid in assessing BT’s rates. BT’s rates were set by the Valuation Office after lengthy discussions based on well established principles, in a transparent process. In BT’s view, any allegation of state aid is groundless and BT is confident that the Government will demonstrate the fairness of the UK ratings system. A finding against HM Government could result in BT having to repay any amount of state aid it may be determined to have received. The company has concluded that it is not appropriate to make a provision in respect of any such potential finding.

16.	Retirement benefits
Background
The company offers retirement schemes to its employees. The company’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the profit and loss account charge represents the contribution payable by the company based upon a fixed percentage of employees’ pay. The total pension costs of the company, included within the staff costs in the year was £563 million (2005: £513 million), of which £544 million (2005: £502 million) related to the company’s main defined benefit pension scheme, the BTPS.
     The pension cost applicable to the company’s main defined contribution scheme in the year ended 31 March 2006 was £19 million (2005: £11 million) and £2 million (2005: £1 million) of contributions to the scheme were outstanding at 31 March 2006.
     The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2006, the UK equities included 15 million (2005: 17 million) ordinary shares of the ultimate parent company, BT Group plc, with a market value of £33 million (2005: £36 million).

96 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the financial statements

16.	Retirement benefits continued
FRS 17 accounting valuation
The company has adopted FRS 17 ‘Retirement benefits’ during the year, and has applied the accounting requirements of FRS 17 as follows:
•	scheme assets are valued at market value at the balance sheet date
•	scheme liabilities are measured using a projected unit credit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability
•
movement in the scheme surplus/deficit is split between operating costs and finance costs in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

The financial assumptions used for the purpose of the actuarial accounting valutions of the BTPS under FRS 17 at 31 March 2006 are:

	Real rates (per annum)			Nominal rates (per annum)

	2006%		2005%	2006%	2005%

Rate used to discount scheme liabilities	2.19		2.63	5.00	5.40
Average future increases in wages and salaries	0.75	[a]	1.00	3.52	3.73
Average increase in pensions in payment and deferred pensions	–		–	2.75	2.70
Inflation – average increase in retail price index	–		–	2.75	2.70

[a]There is a short term reduction in the real salary growth assumption to 0.5% for the first three years.

The net pension deficit is set out below:

	2006			2005

	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m

BTPS	35,550	38,005	2,455	29,550	34,270	4,720
Other schemes	–	37	37	–	37	37

Total deficit	35,550	38,042	2,492	29,550	34,307	4,757
Deferred tax asset at 30%			(748)			(1,427)

Net pension deficit			1,744			3,330

Amounts recognised in the profit and loss account on the basis of the above assumptions in respect of the defined benefit pension deficit are as follows:

	2006 £m	2005 £m

Current service cost	544	502

Total operating charge	544	502
Expected return on pension scheme assets	(2,070)	(1,918)
Interest on pension scheme liabilities	1,816	1,720

Net finance income	(254)	(198)

Amount charged to profit before taxation	290	304

Analysis of the amount recognised in the statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	4,846	1,664
Experience losses arising on pension scheme liabilities	(527)	(437)
Changes in assumptions underlying the present value of the pension scheme liabilities	(2,205)	(920)

Actuarial gain recognised	2,114	307

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 97

16.	Retirement benefits continued
The movements in the net pension deficit, during the year was:

	2006 £m	2005 £m

Deficit at 1 April	4,757	5,136
Current service cost	544	502
Contributions	(441)	(376)
Other finance income	(254)	(198)
Actuarial gain recognised	(2,114)	(307)

Deficit at 31 March	2,492	4,757

Net pension deficit, post tax, at 31 March	1,744	3,330

The expected long-term rate of return and fair values of the assets of the BTPS at 31 March were:

	31 March 2006			31 March 2005			31 March 2004

	Expected long-term rate of return (per annum)	Asset fair value		Expected long-term rate of return (per annum)	Asset fair value		Expected long-term rate of return (per annum)	Asset fair value
	%	£bn	%	%	£bn	%	%	£bn	%

UK equities	7.4	9.9	28	8.0	9.6	32	8.2	9.2	34
Non-UK equities	7.4	12.5	35	8.0	9.0	30	8.2	8.1	30
Fixed-interest securities	4.9	5.6	16	5.4	4.6	16	5.3	4.0	15
Index-linked securities	4.1	3.2	9	4.4	2.8	10	4.4	2.3	9
Property	5.8	4.4	12	6.8	3.6	12	6.8	3.3	12
Cash and other	4.0	–	–	4.0	–	–	4.0	–	–

Total	6.5	35.6	100	7.1	29.6	100	7.3	26.9	100

The assumption for the expected return in scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and interest linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts of future returns. The long-term expected rate of return on investment does not affect the level of the deficit but does affect the expected return on pension scheme assets within the net finance income.
     The history of experience gains (losses) which have been recognised under FRS 17 were:

	2006	2005	2004	2003

Difference between expected and actual return on scheme assets:
Amount (£m)	4,846	1,664	4,130	(6,995)
Percentage of scheme assets	13.6%	5.6%	15.4%	32.5%
Experience gains and losses on scheme liabilities:
Amount (£m)	(527)	(437)	(290)	1,056
Percentage of the present value of scheme liabilities	1.4%	1.3%	0.9%	3.5%
Total amount recognised in statement of total recognised gains and losses:
Amount (£m)	2,114	307	3,340	(7,599)
Percentage of the present value of scheme liabilities	5.6%	0.9%	10.4%	24.9%

98 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the financial statements

16.	Retirement benefits continued
Funding valuation
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2005, is currently being performed and reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984. Until that concludes contributions will continue to be paid in accordance with the 2002 funding plan. The contributions for the 2005 and 2006 financial years were based on the 31 December 2002 valuation. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.
     The valuation basis for funding purposes is broadly as follows:

–	scheme assets are valued at market value at the valuation date; and
–	scheme liabilities are measured using a projected unit credit method and discounted at the estimated rate of return reflecting the assets of the scheme.
     The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)				Nominal rates (per annum)

	2002		1999	1996	2002		1999	1996
	valuation		valuation	valuation	valuation		valuation	valuation
	%		%	%	%		%	%

Return on existing assets, relative to market values	4.52		2.38	3.80	7.13		5.45	7.95
(after allowing for an annual increase in dividends of)	1.00		1.00	0.75	3.53		4.03	4.78
Return on future investments	4.00		4.00	4.25	6.60		7.12	8.42
Average increase in retail price index	–		–	–	2.50		3.00	4.00
Average future increases in wages and salaries	1.5	[a]	1.75	1.75	4.04	[a]	4.80	5.82
Average increase in pensions	–		–	–	2.50		3.00	3.75-4.00

[a]There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999: £29.7 billion) and were sufficient to cover 91.6% (1999: 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the three years ended 31 December 2002, the deficit has not improved by the same amount as the liabilities have been calculated on a more prudent basis. As a result of the triennial funding valuation the company agreed to make employer’s contributions at a rate of 12.2% of pensionable pay from April 2006 and annual deficiency payments of £232 million. This compared to the employer’s contribution rate of 11.6% and annual deficiency payments of £200 million that were determined under the 1999 funding valuation.
     In the year ended 31 March 2006, the group made regular contributions of £396 million (2005: £376 million). Additional special contributions were paid for enhanced pension benefits to leavers in the year ended 31 December 2004 of £nil (2005: £6 million). Deficiency contributions of £54 million were also made (2005: £nil) as a result of the early payment of £380 million made in the 2004 financial year that was scheduled for payment in subsequent years.
     Under the terms of the trust deed that governs the BTPS the company is required to have a funding plan that should address the deficit over a maximum period of 20 years whilst the agreed funding plan addresses the deficit over a period of 15 years. The company will continue to make deficiency payments until the deficit is made good. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 99

17.	Employees and Directors
The average number of persons employed by the company (including Directors) during the year was:

	2006 000	2005 000

Average monthly number of employees	87.8	87.5

The aggregate staff costs of these persons were as follows:

	2006 £m	2005 £m

Wages and salaries	3,126	3,067
Share-based payment	66	47
Social security	282	260
Other pension costs	563	513

	4,037	3,887

18.	Directors’ remuneration
Information covering Directors’ remuneration, interests in shares and share options of the ultimate parent, BT Group plc, and pension benefits is included in note 29 to the consolidated financial statements of BT plc.

19.	Derivatives
The company uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts.
     The company also uses financial instruments to hedge some of its currency exposures arising from its overseas short-term investment funds and other non-UK assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts.
     The company does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.

Interest rate swaps
The company has interest bearing financial assets and financial liabilities. In order to manage its interest profile, the company has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the company agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.
     At 31 March 2006, the company had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion compared to £5.3 billion at 31 March 2005.

Foreign currency derivatives
Cross currency swaps and forward currency contracts have been entered into to reduce foreign currency exposure. The company also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated.
     At 31 March 2006, the company had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £6.4 billion (2005: £9.8 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from 1 to 25 years. The values of forward currency contracts included in the gross notional principal at 31 March 2006 were £809 million (2005: £427 million) for purchases of currency and £781 million (2005: £782 million) for sales of currency. The forward currency contracts had a term remaining ranging from three to 364 days.

Hedging activities
The company entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the the group’s US dollar and euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2006, the company had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £3.2 billion. The fair value of these interest rate swaps at the balance sheet date comprised liabilities of £405 million. The interest rate swaps have a remaining term ranging from four to 25 years to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 4.6% and interest payable are at a weighted average rate of 5.9%.
     At 31 March 2006, the company had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £4.8 billion. The fair value of these cross currency swaps at the balance sheet date comprised £32 million assets and £433 million liabilities. The cross currency swaps have a remaining term ranging from one to 25 years to match the underlying hedged borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 8.0% and interest payable are at a weighted average rate of 8.5%.

100 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the financial statements

19.	Derivatives continued
Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar step up interest payments on bonds. At 31 March 2006, the company had outstanding forward currency contracts with a total notional principal amount of £77 million. The fair value of the forward foreign currency contracts at the balance sheet date comprised an asset of £1 million and had a remaining term of between three and 11 months after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 12 years.
     Spot movements on forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar commercial paper issues. At 31 March 2006, the company had outstanding forward currency contracts with a total notional principal amount of £434 million. The fair value of the forward currency contracts at the balance sheet date comprised assets of £6 million and had a remaining term of between one and two months to match the cash flows on maturity of the underlying commercial paper.
     Spot movements on forward currency contracts have been designated as cash flow hedges against spot movements on currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain dollar denominated supplies. At 31 March 2006, the company had outstanding forward currency contracts with a total notional principal amount of £6 million assets and £197 million liabilities and a remaining term of less than one month after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to six years from the balance sheet date.

Other derivatives
At 31 March 2006, the company held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with FRS 25. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £16 million assets and £101 million liabilities as at 31 March 2006 and a maturity period of under 12 months. Forward currency contracts were economically hedging future cash flows associated with US dollar denominated investments. At 31 March 2006, the company held outstanding forward contracts with a total notional principal amount of £759 million. The fair value of the forward currency contracts comprised liabilities of £5 million and had a remaining term of less than one month. Interest rate swaps not in hedging relationships under FRS 25 had a notional principal amount of £1.9 billion at 31 March 2006 and mature between 2014 and 2030. The interest receivable under these swap contracts are at a weighted average rate of 6.1% and interest payable are at a weighted average rate of 7.7%. The volatility arising from these swaps is recognised through the profit and loss account but is limited due to a natural offset in their valuation movements.

Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the company’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2006 and 2005. The carrying amounts are included in the company balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the company’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the company’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the company would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount		Fair value

	2006	2005	2006	2005
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds, debentures and notes	7,011	10,285	7,820	11,570
Finance leases	1,042	878	1,042	875
Other loans and borrowings	40,843	38,024	40,271	38,021
Derivatives:
Current and non current assets	88	153	88	183
Current and non current liabilities	1,150	829	1,150	1,669

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2006 101

20.	Changes in accounting policies

FRS 17, ‘Retirement benefits’
The company previously accounted for retirement benefits in accordance with SSAP 24. The charge to the profit and loss account comprised the cost of providing retirement pensions and other benefits, spread over the period benefiting from the employees’ services. The company recognised a provision or prepayment which represented the difference between charges in the profit and loss account and contributions paid. Under FRS 17 the company is able to identify its share of the underlying assets and liabilities of the BT Pension defined benefit scheme on a consistent and reasonable basis. Therefore the company’s charge to the profit and loss account comprises the service cost and net finance income calculated in accordance with FRS 17. Actuarial gains and loss are recognised in the statement of recognised gains and losses. The liability recognised in the balance sheet, in respect of defined benefit schemes, is the present value of the defined benefit obligation less the fair value of the scheme assets. The pension deficit is presented net of deferred tax on the face of the balance sheet.
     The implementation of FRS 17 has resulted in a reduction to the company’s previously reported net assets by £4,390 million and £4,082 million at 1 April 2004 and 31 March 2005 respectively, and an increase of £86 million to the company’s previously reported profit for the year ended 31 March 2005. It is not practicable to give the effect on the results of the company for the year ended 31 March 2006, had the company not adopted FRS 17.

FRS 20, ‘Share-based payment’
The company previously accounted for share options and awards granted to its employees by its ultimate parent BT Group plc in accordance with UITF 38 and UITF 17 (revised 2003). The profit and loss account reflected the intrinsic value of the share options or awards granted and the charge was recognised on a straight line basis over the period to the date the employee became unconditionally entitled to the options or award, or the performance period, as appropriate. The credit was recognised as a liability. Under FRS 20, equity settled share based payments are measured at fair value at the date of grant. The fair value is recognised as a charge in the profit and loss account and spread over the vesting period of the award, with the credit recognised in equity. The adoption of FRS 20 has resulted in an increase of £31 million in the company’s previously reported net assets at 31 March 2005 (1 April 2004: £nil). It has also resulted in a reduction of £16 million to the company’s previously reported profit after tax for the year ended 31 March 2005. Had the company not adopted FRS 20, the profit after tax for the year ended 31 March 2006 would have been approximately £22 million higher.

FRS 21, ‘Events after the balance sheet date’
FRS 21 requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date, because the liability does not represent a present obligation. Instead dividends will be recognised in the period in which they are declared, approved and paid. The adoption of FRS 21 has resulted in an increase to the company’s previously reported net assets by £454 million at 1 April 2004 (31 March 2005: £nil). The 2004 final dividend of £454 million is included in the 2005 profit and loss account.

FRS 23, ‘The effects of changes in foreign exchange rates’
The company has adopted FRS 23 with effect from 1 April 2005. However to provide comparability, certain reclassifications have been reflected as at 31 March 2005. Forward exchange contracts used to change the currency mix of loans and other borrowings and investments are revalued to balance sheet rates with net unrealised gains and losses included in current and non current derivative financial instruments.

FRS 25, ‘Financial Instruments: Disclosure and presentation’ and FRS 26, ‘Financial Instruments: Measurement’
The company has adopted FRS 25 and FRS 26 with effect from 1 April 2005. In accordance with the transitional provisions of those standards, the comparative information for 2005 has not been restated. The effect of adopting FRS 26 was to reduce net assets at 1 April 2005 by £301 million. This consists of a gross charge of £176 million (£27 million charge net of tax) to the cash flow reserve, a gross charge of £399 million to the profit and loss account (£279 million net of tax) and a credit to the available-for-sale reserve of £5 million. In accordance with paragraph 3(c) of FRS 25, the company is exempt from the disclosure requirements of paragraphs 51 to 95 of FRS 25. The company’s financial instruments are consolidated with those of the group and are incorporated into the disclosures in note 33 to the consolidated financial statements.

102 British Telecommunications plc Annual Report and Form 20-F 2006	Notes to the financial statements

SUBSIDIARY UNDERTAKINGS AND ASSOCIATE

British Telecommunications plc is the parent company of the group. Brief details of its principal operating subsidiaries and associate at 31 March 2006, other than the company, all of which were unlisted unless otherwise stated, were as follows:

Subsidiary undertakings	Activity	Group interest in allotted capital[b]	Country of operations	[c]

Albacom SpA[d]	Communication related services and products provider	100% ordinary	Italy

BT Americas Inc.[c,d,f]	Communication related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia

BT C & SI France SAd, e	Systems integration and application development	100% ordinary	France

BT Cableships Limited[d]	Cableship owner	100% ordinary	International

BT Centre Nominee 2 Limited[d]	Property holding company	100% ordinary	UK

BT Communications Ireland Limited[d]	Telecommunication service provider	100% ordinary	Ireland

BT Communications Management Limited[d]	Telecommunication service provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[d]	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[d]	Fleet management company	100% ordinary	UK

BT France SAS[d]	Communication related services and products provider	100% ordinary	France

BT (Germany) GmbH & Co. oHG[d]	Communication related services and products provider	100% ordinary	Germany

BT Global Services Limited[d]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong

BT Limited[d]	International telecommunication network systems provider	100% ordinary	International

BT Nederland NVd	Communication related services and products provider	100% ordinary	Netherlands

BT Subsea Cables Limited	Cable maintenance and repair	100% ordinary	UK

BT US Investments LLC	Investment holding company	100% ordinary	USA

Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK

Communications Global Network Services Limited[c,d]	Communication related services and products provider	100% ordinary	International

Farland BVc d	Provider of trans-border fibre network across BT’s partners in Europe	100% ordinary	International

Infonet Services Corporation[d]	Global managed network service provider	100% common	USA

Infonet USA Corporation[d]	Global managed network service provider	100% common	USA

Radianz Americas Inc[d]	Global managed network service provider	100% common	USA

Syntegra Limited	Systems integration and application development	100% ordinary	UK

Syntegra Groep BVd	Systems integration and application development	100% ordinary	Netherlands

[a]The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a significant impact on the profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.

[b]The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c]All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV, BT Americas Inc and Communications Global Network Services Limited which are incorporated in the Netherlands, the USA and Bermuda respectively.

[d]Held through intermediate holding company.
[e]In August 2005, Syntegra SA changed its name to BT C & SI France S.A.
[f]In March 2006, Syntegra (USA) Inc was merged into BT Americas Inc.

		Share capital

Associate	Activity	Issued	[a]	Percentage owned	Country of operations	[b]

Tech Mahindra Limited[c]	Telecommunication service provider	101,413,455		43%	India

[a]Issued share capital comprises ordinary or common shares, unless otherwise stated.
[b]Incorporated in the country of operations.
[c]In February 2006, Mahindra – British Telecom Limited changed its name to Tech Mahindra Limited.

Subsidiary undertakings and associate	British Telecommunications plc Annual Report and Form 20-F 2006 103

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT’s transformation strategy and its ability to achieve it; expected cost savings; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (such as networked IT services, broadband and mobility); BT’s network development and plans for the 21st century network; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; BT’s future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Principal risks and uncertainties. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Background
Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.
     British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.
     BT Group was formed when the O2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.
     The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the USA is Kirsten Verderame, 2005 M Street N W Suite 450, Washington, DC, 20036, USA.

104 British Telecommunications plc Annual Report and Form 20-F 2006	Additional information for shareholders

Notes prices
On 5 December 2000 BT issued four series of notes comprising US$2.8 billion notes due 2030 (the thirty-year Notes), US$3.0 billion 8.125% notes due 2010 (the ten-year Notes), US$3.1 billion 7.625% notes due 2005 (the five-year Notes) and US$1.1 billion floating rate notes due 2003 (the three-year Notes). The three-year Notes were redeemed at par on 15 December 2003.
     The high and low prices for the Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year Notes		Ten-year Notes		Five-year Notes		Three-year Notes
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2001	109.33	100.33	106.13	100.28	103.87	100.12	100.65	99.88

Year ended 31 March 2002	123.49	102.07	115.60	103.12	110.01	102.89	101.93	100.18

Year ended 31 March 2003	131.37	108.44	122.45	107.05	113.37	106.17	101.27	100.52

Year ended 31 March 2004	142.40	121.62	128.58	118.03	114.17	109.67	100.76	100.00

Year ended 31 March 2005
First quarter	132.93	121.40	123.24	115.74	109.57	106.80	–	–
Second quarter	132.89	124.22	121.35	117.19	107.15	105.96	–	–
Third quarter	134.96	129.79	121.47	119.06	105.95	104.30	–	–
Fourth quarter	140.53	132.51	120.06	115.57	104.29	102.77	–	–
Full period	140.53	121.40	123.24	115.57	109.57	102.77	–	–

Year ended 31 March 2006
First quarter	141.80	133.28	118.74	114.50	102.80	101.77	–	–
Second quarter	141.95	136.08	118.49	115.52	101.74	100.71	–	–
Third quarter	136.46	129.76	115.61	112.00	100.71	100.01	–	–
Fourth quarter	134.42	127.65	114.36	109.75	–	–	–	–
Full period	141.95	127.65	118.74	109.75	102.80	100.01	–	–

Last six months
November 2005	133.44	129.76	114.45	113.00	100.40	100.10	–	–
December 2005	134.42	130.05	114.36	112.00	100.09	100.01	–	–
January 2006	134.42	131.34	114.36	112.76	–	–	–	–
February 2006	132.30	130.61	113.82	109.75	–	–	–	–
March 2006	131.72	127.65	112.75	111.16	–	–	–	–
April 2006	128.37	125.06	111.80	110.78	–	–	–	–

Memorandum and Articles of Association
The following is a summary of the principal provisions of the company’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.

Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles
(a)	Voting rights
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.
     Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder at the meeting who is entitled to vote (or the shareholder’s proxy).

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2006 105

Articles continued
(b)	Changes in capital
The company may by ordinary resolution:
(i)	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount;
(ii)	subject to the Companies Act 1995, divide all or part of its share capital into shares of a smaller amount;
(iii)
cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and

(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(c)	Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.
     Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.

(d)	Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under the Articles which could give them a liability.

(e)	Transfer of shares
Shares of the company may only be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer.

(f)	General meetings of shareholders
The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or shareholder may call a general meeting. If a meeting is not an annual general meeting it is called an extraordinary general meeting.

(g)	Limitations on rights of non-resident or foreign shareholders
There are no limitations on the rights of non-resident or foreign shareholders.

(h)	Directors
Directors’ remuneration
The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, the company can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

(i)	Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.
Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT Group plc shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he/she is interested as set out in the Articles.
     Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he/she is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.

106 British Telecommunications plc Annual Report and Form 20-F 2006	Additional information for shareholders

Articles continued
(j)	Directors’ interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving the company (or in which the company has an interest or with or involving another company in which the company has an interest);
(ii)	have any kind of interest in a company in which the company has an interest (including holding a position in that company or being a shareholder of that company);
(iii)	hold a position (other than auditor) in the company or another company in which the company has an interest on terms and conditions decided by the Board; and
(iv)
alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for the company or another company in which the company has an interest on terms and conditions decided by the Board.

A director does not have to hand over to the company any benefit received or profit made as a result of anything permitted to be done under the Articles.
     When a director knows that he/she is in any way interested in a contract with the company he/she must tell the other directors.

(k)	Retirement of directors
No person will be prevented from being or becoming a director simply because that person has reached the age of 70.

(l)	Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.

Limitations affecting security holders
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC’s public reference facilities at room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC’s website at www.sec.gov.

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2006 107

CROSS REFERENCE TO FORM 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Business review
		Principal risks and uncertainties	8

4	Information on the company
4A	History and development of the company	Business review
		Introduction	2
		Additional information for shareholders
		Background	104
4B	Business overview	Business review	2
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	104
4C	Organisational structure	Business review
		Introduction	2
		Subsidiary undertakings and associate	103
4D	Property, plants and equipment	Business review
		Property	6
5	Operating and financial review and prospects
5A	Operating results	Financial review	11
		Consolidated financial statements	35
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	104
5B	Liquidity and capital resources	Financial review	11
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	104
		Consolidated financial statements
		Notes to the financial statements
		Loans and other borrowings	53
		Financial commitments and contingent liabilities	58
		Financial instruments and risk management	67
5C	Research and development, patents and licences	Omitted due to reduced disclosure format
5D	Trend information	Omitted due to reduced disclosure format
5E	Off-balance sheet arrangements	Financial review
		Off-balance sheet arrangements	19
5F	Tabular disclosure of contractual obligations	Financial review
		Capital resources	20

6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Financial review
		Group results	13
		Consolidated financial statements
		Notes to financial statements
		Employees	62
6E	Share ownership	Omitted due to reduced disclosure format

7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format
7B	Related party transactions	Consolidated financial statements
		Notes to the financial statements
		Related party transactions	57
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See item 18 below.
		Business review
		Legal proceedings	6
		Consolidated financial statements
		Notes to the financial statements
		Financial commitments and contingent liabilities	58
		Additional information for shareholders
		Memorandum and Articles of Association
		Articles
		Dividends	106
8B	Significant changes	Financial review
		Capital resources	20

9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

108 British Telecommunications plc Annual Report and Form 20-F 2006	Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and Articles of Association	105
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information for shareholders
		Exchange controls and other limitations affecting security holders	107
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	107
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Financial review
	disclosures about market risk	Treasury policy	19
Consolidated Financial Statements
Notes to the financial statements
		Financial instruments and risk management	67

12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders and use of proceeds	Not applicable

15	Controls and Procedures	Report of the directors
		US Sarbanes-Oxley Act of 2002	23

16A	Audit Committee financial expert	Omitted due to reduced disclosure format
16B	Code of Ethics	Omitted due to reduced disclosure format
16C	Principal accountants fees and services	Consolidated Financial Statements
Notes to the financial statements
		Audit services	66
16E	Purchase of equity securities by the issuer and affiliated purchasers	Not applicable

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors	26
		Accounting policies	27
Consolidated financial statements
Notes to the financial statements
		United States Generally Accepted Accounting Principles	76

Cross reference to Form 20-F	British Telecommunications plc Annual Report and Form 20-F 2006 109

British Telecommunications plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000
Produced by BT Group
Typeset by St Ives Financial
Printed in England by St Ives Financial
Printed on elemental chlorine-free paper sourced from
sustainably managed forests

www.bt.com

PHME 47825

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Company Secretary

Date: May 31, 2006